As filed with the Securities and Exchange Commission on April 4, 2006
Registration No. 333-131537

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

QUATRX PHARMACEUTICALS COMPANY
(Exact name of Registrant as specified in its charter)

Delaware	2834	38-3566182
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
777 East Eisenhower Parkway, Suite 100
Ann Arbor, Michigan 48108
(734) 913-9900
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Robert L. Zerbe, M.D.
Chief Executive Officer
QuatRx Pharmaceuticals Company
777 East Eisenhower Parkway, Suite 100
Ann Arbor, Michigan 48108
(734) 913-9900
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Stephen M. Davis, Esq. Peter DiIorio, Esq. Heller Ehrman LLP Times Square Tower, 7 Times Square New York, New York 10036 Phone: (212) 832-8300 Fax: (212) 763-7600	Jeffery M. Brinza, Esq. QuatRx Pharmaceuticals Company 777 East Eisenhower Parkway, Suite 100 Ann Arbor, Michigan 48108 Phone: (734) 913-9900 Fax: (734) 913-0743	Danielle Carbone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Phone: (212) 848-4000 Fax: (212) 848-7179

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)

Common Stock, $0.01 par value per share	$89,700,000	$9,598

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2)	A registration fee of $9,229 has previously been paid in connection with this Registration Statement based on an estimate of the aggregate offering price. Accordingly, the Registrant has paid the difference of $369 with this filing.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 4, 2006
Prospectus
6,000,000 Shares
Common Stock

        QuatRx Pharmaceuticals Company is offering 6,000,000 shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $11.00 and $13.00 per share. After the offering, the market price for our shares may be outside this range.

      We have applied to list our common stock on the Nasdaq National Market under the symbol “QTRX”.

       Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to QuatRx Pharmaceuticals Company, before expenses	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
      We have granted the underwriters the right to purchase up to 900,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares on or about                     , 2006.

Sole Book-Running Manager

Banc of America Securities LLC	Cowen & Company

Lazard Capital Markets	Pacific Growth Equities, LLC
                  , 2006

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date in the front of this prospectus only. Our business, financial condition, results of operations and prospectus may have changed since that date.

PROSPECTUS SUMMARY
      Although this summary highlights information about us and our business that we believe is important for you to read and consider, you should read this entire prospectus carefully, including “Risk Factors” beginning on page 7 and our consolidated financial statements and the notes to those financial statements beginning on page F-1, before you decide to buy our common stock. In this prospectus, all references to “QuatRx,” “the company,” “we,” “us” and “our” refer to QuatRx Pharmaceuticals Company and its subsidiary, and all references to “Hormos” refer to Hormos Medical Oy, our wholly owned subsidiary, unless the context requires otherwise.
Our Business

Overview
      We are a pharmaceutical company focused on discovering, licensing, developing and commercializing compounds in the endocrine, metabolic and cardiovascular therapeutic areas. We currently have four product candidates in clinical development and one compound that we expect to enter clinical development in the first half of 2006. Our two lead product candidates treat hormone deficiencies that result from aging in men and women. Ospemifene, our treatment for vaginal atrophy, a common problem associated with estrogen deficiency in post-menopausal women, is in phase III clinical testing. Fispemifene, our treatment for the symptoms of andropause in aging males, has recently entered phase II clinical testing. We also have two product candidates for the treatment of elevated cholesterol levels, QRX-401 and QRX-431, in phase I clinical trials and advanced preclinical development, respectively. Becocalcidiol, our topical product candidate for the treatment of mild to moderate psoriasis, has completed a phase IIb clinical trial. Our management team has extensive experience in pharmaceutical development, particularly in endocrine and cardiovascular therapies, having participated in over 60 clinical development programs in their careers. This team has contributed to over 30 programs involving approved drugs, ten of which reached annual sales in excess of $1 billion according to PharmaKey and include the world’s best selling pharmaceutical product, Lipitor.
      Ospemifene is our product candidate for the treatment of post-menopausal vaginal atrophy. Vaginal atrophy is a chronic condition resulting from a decline in estrogen levels. The symptoms of vaginal atrophy include vaginal dryness, burning, irritation, itching, pain during intercourse and vaginal discharge. Scrip Reports estimates that in 2000 there were 145 million post-menopausal women in North America, Europe and Japan, and the medical journal Clinical Geriatrics estimates that between 10% and 40% of them suffer from vaginal atrophy. Vaginal atrophy is typically treated with hormone replacement therapies, including estrogen-based therapies. U.S. sales of hormone replacement therapies for menopausal symptoms were $1.7 billion in 2004 according to IMS Health, IMS MIDAS, February 2, 2005, but have been declining due to concerns that the long-term use of these therapies increases the risk of breast and uterine cancer. Ospemifene is a selective estrogen receptor modulator, or SERM, an orally available small molecule that binds to estrogen receptors and selectively stimulates or blocks estrogen’s activity in different tissue types. Unlike hormone replacement therapies, SERMs in general have not been shown to increase the risk of breast or uterine cancer. We have completed two phase II clinical trials of ospemifene in which it has demonstrated beneficial effects on vaginal cell maturation, indicating improvement in the symptoms of vaginal atrophy. Based on our completed clinical trials, ospemifene has demonstrated beneficial effects on the symptoms of vaginal atrophy and, based on preclinical studies, positive effects on bone density. In addition, in a completed phase II clinical trial, ospemifene did not increase the frequency of hot flashes when compared to placebo. In January 2006, we initiated our first phase III clinical trial of ospemifene for the treatment of vaginal atrophy. The trial is expected to take place in approximately 60 sites in the U.S. and will enroll approximately 800 patients.
      Fispemifene is our product candidate for the treatment of the symptoms of andropause. Andropause is a condition in men caused by a gradual decline in testosterone levels that occurs naturally as men age. The symptoms of andropause include muscle wasting, enlarged breasts, urinary tract problems and sexual dysfunction. Patients receiving treatment for andropause typically utilize testosterone replacement therapy. According to IMS Health, U.S. sales of testosterone replacement products reached approximately

$538 million in 2004, an increase of 40% versus the prior year. Unlike testosterone replacement therapies that are typically topical or injection therapies, fispemifene is an oral treatment and is not a formulation of testosterone. Rather, fispemifene is a novel SERM that utilizes the body’s normal feedback mechanism to increase testosterone levels. In a multiple dose phase I trial, subjects treated with fispemifene demonstrated an increase in testosterone levels. In the first quarter of 2006, we initiated a phase II trial with fispemifene in older men with low testosterone levels.
      QRX-401 and QRX-431 are our two product candidates for the oral treatment of elevated levels of low-density lipoprotein cholesterol, or LDL cholesterol, the so-called “bad cholesterol.” Elevated LDL cholesterol levels have been shown to increase a person’s risk of heart disease. According to Datamonitor, in 2004, treatments for lowering cholesterol had worldwide sales of approximately $26 billion. In preclinical studies with monkeys, QRX-401 demonstrated the ability to lower LDL cholesterol as well as lipoprotein(a), also referred to as Lp(a), high levels of which are associated with an increased risk of stroke and coronary artery disease. We are currently conducting a phase I clinical program of QRX-401. In our phase I studies to date, QRX-401 has been well-tolerated and no safety issues have been observed. QRX-401 has not demonstrated the ability to consistently and meaningfully lower LDL cholesterol levels in healthy volunteers at any doses tested as a monotherapy. We are currently completing a trial with QRX-401 in combination with a statin. We expect the results of this trial to be available in the second quarter of 2006, and if we do not observe that QRX-401 is effective in lowering LDL cholesterol in this study, it is unlikely that we will proceed with further development of QRX-401. Our second product candidate for the treatment of elevated cholesterol levels, QRX-431, has demonstrated the ability to reduce LDL cholesterol and Lp(a) levels and cause weight loss in monkeys. We expect to file an IND for QRX-431 in the first half of 2006.
      Becocalcidiol is our topical product candidate for the treatment of mild to moderate psoriasis. Psoriasis is a chronic disease of the skin characterized by red patches covered with white scales that can occur on any part of the body. Ten million people in the United States, Japan, France, Germany, Italy, Spain and the United Kingdom have been diagnosed with psoriasis and approximately 81% of them are receiving treatment with a variety of prescription and over-the-counter topical therapies, according to 2004 estimates published by Datamonitor. Global sales of topical psoriasis therapies were estimated at approximately $532 million for the twelve months ended October 2005 according to IMS Health. We have successfully completed a phase IIb trial of becocalcidiol in which it demonstrated a statistically significant improvement in both the Physicians’ Global Assessment of psoriasis and the Psoriasis Symptom Score, two standard methods for assessing efficacy of topical treatments for psoriasis in clinical trials. Because becocalcidiol is outside our core therapeutic areas, we are evaluating alternatives for continued development of this product candidate, including seeking a partner for further development and commercialization.

Our Strategy
      Our goal is to build a successful pharmaceutical company that develops and commercializes products in the endocrine, metabolic and cardiovascular therapeutic areas. Our strategy is to leverage our extensive management expertise in order to:

•	Build and maintain a portfolio of product candidates;

•	Utilize focused criteria to select product candidates that we believe have a high likelihood of clinical success;

•	Focus on product candidates that have a large commercial opportunity; and

•	Develop product opportunities in therapeutically aligned areas.

Risk Factors
      We are subject to a number of risks of which you should be aware before you decide to buy our common stock. These risks are more fully described under the heading “Risk Factors.” All of our product candidates are in the development stage. We have not received regulatory approval for, or generated commercial revenues from, any of our product candidates. If we do not successfully obtain regulatory approval for, or commercialize any of our product candidates, we will be unable to achieve our business objectives. Since inception, we have incurred net losses. As of December 31, 2005, we had an accumulated deficit of $67.4 million. We expect to continue to incur increasing losses over the next several years, and we may never become profitable.

Corporate Information
      We were incorporated in Delaware on November 20, 2000. In May 2005, we acquired Hormos Medical Oy, a privately held Finnish company. Our principal executive offices are located at 777 East Eisenhower Parkway, Suite 100, Ann Arbor, Michigan 48108, and our telephone number is (734) 913-9900. Our website address is www.quatrx.com. Information contained in our website is not a part of this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website.
      “QUATRX” is our registered United States trademark. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by QuatRx	6,000,000 shares (6,900,000 shares if the underwriters’ over-allotment option is fully exercised)

Common stock to be outstanding after this offering	20,394,005 shares (21,294,005 shares if the underwriters’ over-allotment option is fully exercised)

Use of proceeds	We intend to use the net proceeds from this offering for the development of our product candidates, research and development of our preclinical programs and the remainder, if any, for working capital and other general corporate purposes, which may include in-licensing or acquiring additional product candidates. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	QTRX

Risk factors	See “Risk Factors” and the other information in this prospectus for information you should consider before deciding whether to invest in shares of our common stock.
      The number of shares of common stock to be outstanding after this offering is based on 2,634,631 shares of common stock outstanding as of December 31, 2005, and except as otherwise indicated:

•	gives effect to a 1-for-5.5 reverse stock split to be effected prior to the closing of this offering;

•	gives effect to our amended and restated certificate of incorporation, which we will file immediately prior to the closing of this offering;

•	gives effect to the automatic conversion of all outstanding shares of our preferred stock into 11,132,773 shares of common stock upon the closing of this offering;

•	gives effect to the required release upon the closing of this offering of 626,601 shares of common stock held in escrow in connection with the Hormos acquisition which are not reflected in our outstanding shares, including 193,868 shares of common stock issued upon the conversion of 1,066,274 shares of preferred stock held in such escrow; and

•	assumes no exercise by the underwriters of their option to purchase 900,000 shares of our common stock in this offering to cover over-allotments.

      Except as otherwise indicated, all information in this prospectus excludes:

•	1,013,940 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, with exercise prices ranging from $1.10 to $1.93 per share and a weighted average exercise price of $1.71 per share;

•	291,685 additional shares of common stock reserved for future grants under our Amended and Restated 2005 Stock Incentive Plan as of December 31, 2005; and

•	shares issuable upon the exercise of a warrant issued by us in connection with a credit facility we entered into in January 2006, with respect to which the number of underlying shares and exercise price will be established at the closing of this offering pursuant to a formula agreed upon with the lender. Under this formula, at an assumed initial public offering price of $12.00 per share and assuming a closing date of May 1, 2006, this warrant would be exercisable for 145,360 shares of common stock at an exercise price of $9.29 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA
      You should read the summary consolidated financial data presented below in conjunction with our consolidated financial statements and the related notes, “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated financial data presented below for the years ended December 31, 2003, 2004 and 2005 and for the period from inception (November 20, 2000) to December 31, 2005 and as of December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods.
      The pro forma consolidated statement of operations data for the year ended December 31, 2005 gives effect to the acquisition of Hormos as if the acquisition occurred on January 1, 2005, and should be read in conjunction with our Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this prospectus.

					Cumulative Period
					From Inception
					(November 20, 2000)
	Year Ended December 31,

					to December 31,
	2003	2004	2005		2005

				Pro Forma
			Actual	for Acquisition

	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:

Operating Expenses:

Research and development	$8,372	$7,725	$15,060	$16,774	$34,290

General and administrative	886	1,723	3,216	3,974	6,814

Purchased in-process research and development	—	—	25,800	—	25,800

Total operating expenses	9,258	9,448	44,076	20,748	66,904

Loss from operations	(9,258)	(9,448)	(44,076)	(20,748)	(66,904)

Other Income (Expense):

Contract research income	—	—	1,448	2,444	1,448

Consulting income	221	—	—	—	247

Forgiveness of debt	—	—	2,682	2,682	2,682

Other income (expense), net	73	144	225	(196)	554

Total other income (expense)	294	144	4,355	4,930	4,931

Net loss	(8,964)	(9,304)	(39,721)	(15,818)	(61,973)

Accretion of redeemable convertible preferred stock	(1,504)	(2,320)	(13,210)	(13,210)	(17,571)

Net loss available to common stockholders	$(10,468)	$(11,624)	$(52,931)	$(29,028)	$(79,544)

Net Loss Per Share, Basic and Diluted:

Loss per share available to common stockholders	$(41.64)	$(26.36)	$(31.71)

Shares used to compute basic and diluted net loss per share	251,404	441,017	1,669,041

Pro forma for conversion basic and diluted net loss per share available to common stockholders(1)			$(5.00)

Shares used to compute pro forma for conversion basic and diluted net loss per share			10,584,216

(1)	Pro forma for conversion basic and diluted net loss per common shares is calculated to give effect to the conversion of all outstanding shares of our preferred stock into 11,132,773 shares of common stock upon the completion of this offering, excluding 1,066,274 shares of preferred stock held in escrow in connection with the Hormos acquisition that will convert into common stock upon the completion of this offering.

     The following table presents a summary of our balance sheet as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred stock into 11,132,773 shares of our common stock upon the completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to (1) the required release upon the closing of this offering of 626,601 shares of common stock held in escrow in connection with the Hormos acquisition, including 193,868 shares of common stock issued upon the conversion of 1,066,274 shares of preferred stock held in such escrow, and (2) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering costs to be paid by us.

	As of December 31, 2005

	(unaudited)
			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$7,351	$7,351	$72,711

Working capital(1)	31,974	31,974	97,334

Total assets	38,361	38,361	103,819

Long-term debt, less current portion	11,672	11,672	11,672

Redeemable convertible preferred stock	86,200	—	—

Deficit accumulated during the development stage	(67,404)	(67,404)	(69,398)

Total stockholders’ equity (deficit)	(66,790)	19,410	86,460

(1)	Represents current assets less current liabilities.

RISK FACTORS
      Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our historical financial statements and related notes, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks Related to Our Company
Risks Related to Drug Discovery, Development and Commercialization

Clinical trials may fail to adequately demonstrate the safety or efficacy of our existing product candidates or any future product candidates we may seek to develop, preventing or significantly delaying their regulatory approval and commercialization.
      We will not be able to commercialize any of our product candidates until we obtain applicable regulatory approvals. To satisfy FDA or foreign regulatory approval standards for the commercial sale of our product candidates, we must demonstrate in adequate and controlled clinical trials that our product candidates are safe and effective.
      Clinical trial programs are expensive, time-consuming and typically take years to complete. We do not expect to receive approval for marketing of any of our product candidates for several years, if at all. In connection with clinical trials, we face the risks that:

•	the product candidate may not prove to be efficacious;

•	the results may not confirm positive results in earlier clinical or preclinical trials;

•	the product candidate may not be well-tolerated, may cause harmful side effects or may be subject to adverse or undesirable interaction when used with other drugs;

•	patients may die or suffer other adverse medical events for reasons that may or may not be related to the product candidate being tested;

•	clinical research organizations or other suppliers we contract with may not perform as we expect;

•	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies; and

•	the FDA or other regulatory agencies may place a clinical hold on studies of our product candidates.
      In 2006, we initiated a randomized, double-blind, placebo-controlled, parallel group pivotal study of ospemifene in the treatment of vaginal atrophy. The primary efficacy endpoints will be assessed at week 12 and are a change in the vaginal cell maturation index, change in vaginal pH and improvement of the most bothersome symptom. Ospemifene is a selective estrogen receptor modulator, or SERM. No SERM so far has been approved by the FDA to treat vaginal atrophy. In addition, some SERMs have been shown to increase the risk of abnormal thickening of the endometrium, which is the lining of the uterus, and of deep venous thrombosis, which are blood clots in a deep vein of an extremity. Some SERMs have also been shown to cause increased incidence of hot flashes. We cannot assure you that these side effects will not be demonstrated with ospemifene. Lasofoxifene (Oporia), a SERM under development by Pfizer for the prevention of osteoporosis and vaginal atrophy, received a non-approvable letter from the FDA for the osteoporosis indication. The reasons for the FDA’s decision are not publicly known. The FDA has not yet publicly issued a decision regarding the approval of Oporia for the treatment of vaginal atrophy.
      In the case of fispemifene, initial phase I trials have demonstrated that fispemifene raises testosterone levels in older men, but these trials were not specific to the target population for this product candidate, men with low testosterone. Testosterone replacement therapy increases prostate size and may raise prostate specific antigen, or PSA, levels, a marker for prostate cancer. We cannot assure you that prostate enlargement and elevated PSA levels will not be shown in any trials we may conduct with fispemifene. There is no long-term safety data regarding administration of SERMs in men, nor has the FDA ever approved a SERM for use in men. In addition, fispemifene uses the body’s normal feedback mechanism to increase testosterone levels. To date, our clinical trials have only studied fispemifene in patients with normal testosterone levels, and we have not yet confirmed that fispemifene is effective in patients with low testosterone levels. We cannot assure you that further clinical trials of fispemifene will not raise safety or efficacy concerns.
      QRX-401 is in phase I clinical trials to assess safety and tolerability. Although phase I clinical trials are not primarily designed to assess efficacy, in most products for the treatment of elevated cholesterol levels, a cholesterol lowering effect has been observed in phase I clinical trials. In a phase I clinical trial of QRX-401 in doses between 75 mg/day and 150 mg/day, and based on our preliminary analysis of data from a recently completed phase I clinical trial of 250 mg/day, QRX-401 was not effective in lowering LDL cholesterol. We have also recently completed dosing of a phase I clinical trial of 250 mg/day of QRX-401 in combination with 10 mg/day of simvastatin for 14 days in healthy volunteers with LDL cholesterol levels greater than 100 mg/dl. We expect to receive results from this study and complete our analysis of the data from this study by the end of the second quarter of 2006. We expect to make a decision on whether to continue the development of QRX-401 shortly thereafter. If we do not observe that QRX-401 is effective in lowering LDL cholesterol in this combination phase I clinical study, it is unlikely that we will proceed with further development of QRX-401, which may negatively affect our stock price.
      QRX-431 is in preclinical studies and has not yet been tested in human clinical trials. In order to test QRX-431 in humans, we must file and the FDA must accept an IND for this product candidate. The FDA may not accept our IND and allow us to test QRX-431 in humans, which would prevent us from further developing this product candidate and assessing the potential safety or efficacy of QRX-431 in humans.
Success in preclinical testing and early clinical trials for any of our product candidates may not be demonstrated in later clinical trials.
      Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. In addition, our preclinical product candidates may not demonstrate sufficient efficacy or safety to allow us to progress to clinical testing. For instance, while we observed the effects of QRX-401 on lowering LDL cholesterol and Lp(a) in animal models, we have not yet observed that this mechanism is effective for lowering LDL cholesterol in humans. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Future clinical trials may indicate previously undetected side effects or fail to demonstrate efficacy in a statistically significant manner. If we fail to achieve the primary endpoints in our clinical trials or the results are ambiguous, we will have to determine whether to redesign our trials and protocols and continue with additional testing, or cease development of the product candidate. Redesigning programs could be extremely costly and time-consuming. Even if we are able to achieve the primary endpoints of our trials, we may need positive results from additional clinical trials to support the filing of a new drug application, or NDA, with the FDA or a similar application with regulatory authorities in other countries seeking marketing approval for a product candidate. We cannot predict how long any additional trial that might be required by the FDA or regulatory authorities in other countries will take or what the cost will be. If our clinical trials for our product candidates are not completed, are significantly delayed or fail to demonstrate that the product candidates are safe and effective, our business prospects would be harmed and our stock price would likely decline.

Delays in clinical trials could result in increased costs to us and delay our ability to obtain regulatory approval and commercialize our product candidates.
      Significant delays in clinical trials could materially affect our product development costs and delay regulatory approval of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including:

•	delays or failures in obtaining regulatory approval to commence a trial, including, in the case of QRX-431, any delays we may experience in submitting an IND to the FDA or in receiving FDA approval to commence clinical trials;

•	delays or failures in obtaining clinical materials and manufacturing sufficient quantities of the product candidate for use in trials;

•	an inability to find a sufficient number of clinical investigators capable of running our clinical trials, or clinical research organizations and other suppliers of materials or services capable of providing support for our clinical trials;

•	delays or failures in reaching agreement on acceptable clinical trial agreement terms with prospective sites;

•	delays or failures in obtaining approval of our clinical trial protocol from an institutional review board to conduct a study at a prospective site;

•	delays in recruiting patients to participate in a study;

•	failure of our clinical investigation sites and related facilities to be in compliance with the applicable protocol or applicable legal and regulatory requirements, including the FDA’s Good Clinical Practices;

•	unforeseen safety issues;

•	inability to monitor patients adequately during or after treatment;

•	difficulty monitoring multiple clinical sites; and

•	failure of our third-party clinical trial managers and other suppliers of material or services to satisfy their contractual duties, comply with regulations or meet expected deadlines.
      Completion of clinical trials depends, among other things, on our ability to enroll a sufficient number of patients who remain in a study until its conclusion, which depends on many factors, including:

•	the patient eligibility criteria defined in the applicable protocol;

•	the size of the patient population required for analysis of the trial’s therapeutic endpoints;

•	the proximity of patients to clinical sites;

•	the adherence of patients to the applicable protocol;

•	the design of the applicable protocol;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents; and

•	competition for patients by clinical trial programs for other treatments.
      For example, our current phase III clinical trial for ospemifene and our current phase II clinical trial for fispemifene require invasive monitoring procedures which may result in difficulties in enrolling patients. Difficulties in enrolling patients in our clinical trials could increase the costs or affect the timing or outcome of clinical trials.

If we fail to obtain regulatory approvals in the United States for our product candidates, we will not be able to generate revenue in the United States market from the commercialization of our product candidates.
      We must receive FDA approval for our product candidates for an indication at a particular dose before we can commercialize or sell these product candidates in the United States for that indication. The FDA can limit, delay or deny its approval for many reasons, including:

•	a product candidate may be found to be unsafe or ineffective;

•	regulators may interpret data from preclinical testing and clinical trials differently and less favorably than we do;

•	regulators may not approve the manufacturing processes or facilities that we use; and

•	regulators may change or initiate new requirements for approval at any time, many of which are unwritten.
      We may incur additional costs from any significant delay in obtaining FDA approval and delays may diminish any competitive advantages that we have. Even if we obtain FDA approval, our product candidates may not be approved for all indications that we request, which could limit the uses of our products and adversely impact our potential royalties and product sales. If FDA approval of a product is granted, such approval will be limited to the indicated uses for which the product may be marketed and may require costly post-marketing follow-up studies, and the FDA approved labeling may carry warnings or restrictions that detract from the market acceptance of the product.

If we fail to obtain regulatory approvals in countries outside of the United States for our product candidates, we will not be able to generate revenue in such countries from the commercialization of product candidates.
      In order to market our products outside of the United States, we must comply with numerous and varying regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. Additional separate pricing approval procedures may be required prior to commercialization in such countries. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval as well as additional risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States.

Even if we obtain regulatory approval, our marketed products will be subject to ongoing regulatory review. If we fail to comply with continuing United States and foreign regulations, we could lose approvals to market our products and our business would be seriously harmed.
      Following initial regulatory approval of any products we may develop, we and our suppliers will be subject to continuing regulatory review, including review of adverse drug experiences and clinical results that are reported after our products become commercially available. These post-approval clinical results would include results from any post-marketing tests or vigilance required as a condition of approval. The subsequent discovery of previously unknown problems with the product, such as an adverse side effect, may result in restrictions on the product or withdrawal of the product from the market. The labeling, packaging, storage, disposal, advertising, promotion and record keeping related to the product will also continue to be subject to extensive regulation. In addition, the manufacturer and manufacturing facilities we use to make any of our product candidates will be subject to periodic review and inspection by the FDA and foreign regulatory agencies. If a previously unknown problem or problems with a product or a manufacturing or laboratory facility used by us is discovered, the FDA and any foreign regulatory agency may impose restrictions on that product or on the manufacturing facility, including requiring us to withdraw the product from the market. Any changes to an approved product, including the way it is manufactured or promoted, often require regulatory approval before the product, as modified, can be marketed. If we, our contract manufacturers or any of our other suppliers fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw our regulatory approval;

•	seize or detain products or require a product recall;

•	suspend any of our ongoing clinical trials;

•	impose restrictions on our operations;

•	refuse to approve pending applications or supplements to approved applications filed by us; or

•	close the facilities of our contract manufacturers.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our products, which would negatively affect our ability to achieve profitability.
      If approved for marketing, the commercial success of our product candidates will depend upon their acceptance by physicians and the medical community, patients, and private, government and third-party payors as clinically useful, safe and cost-effective therapeutics. The degree of market acceptance of any of our approved products will depend upon a number of factors, including:

•	the indication for which the product is approved, as well as its approved labeling;

•	the establishment and demonstration in the medical community of the safety and efficacy of our products;

•	the prevalence and severity of adverse side effects;

•	the potential advantages of such products over existing and future treatment methods;

•	the relative convenience, tolerability and ease of administration of our products;

•	the strength of sales, marketing and distribution support;

•	the price and cost-effectiveness of the product;

•	the willingness of third parties to include the product on their drug formularies; and

•	sufficient third-party reimbursement.
      We are aware that a significant number of product candidates are currently under development and may become available in the future for the treatment of endocrine diseases of aging, elevated cholesterol levels and psoriasis, and may be approved prior to any of our products coming to market. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new therapeutics are introduced that are safer or more effective than our products or are more favorably received than our products. Further, although we have not yet determined the pricing of any of our product candidates if they were to be approved, market acceptance of any of our approved products will depend in part on the price and cost effectiveness of our products compared to competing products. Companies with competing products may have greater financial resources and a larger portfolio of products which may allow them to price competing products at lower prices relative to our approved products. Even competing products that may not be as effective in treating the conditions targeted by our approved products may affect the market acceptance of our products if there are substantially less expensive. For instance, there are several relatively inexpensive over-the-counter vaginal lubricants and moisturizers and over-the-counter treatments for psoriasis which may affect the market acceptance of our ospemifene and becocalcidiol product candidates, respectively. In addition, market acceptance can be impacted if previously unknown problems with our products are subsequently discovered. If our products do not achieve and maintain market acceptance, we will not be able to generate sufficient revenue from product sales to attain profitability.

We have no experience selling, marketing or distributing products and have minimal capabilities to do so.
      If we receive regulatory approval to commence commercial sales of any of our product candidates, we will need to establish a sales and marketing organization with appropriate technical expertise and distribution capability or identify collaborators who have sales and marketing organizations. At present, we have a Chief Business Officer who has marketing experience, but we have no other sales or marketing employees. Factors that may impede our efforts to commercialize our products through our own sales and marketing organization include:

•	significant costs associated with building a sales, marketing and distribution organization;

•	difficulty recruiting and retaining adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to, or persuade adequate numbers of, physicians to prescribe our products; and

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage to companies with broader product lines.
Even if we are able to develop our own sales and marketing organization, we may not be able to compete effectively against our competitors, many of which will include pharmaceutical companies with substantially greater resources and larger sales and marketing staffs than we are likely to have.
      As an alternative to establishing our own sales and marketing organization, we may attempt to engage pharmaceutical or other health care companies with existing distribution systems and direct sales and marketing organizations to assist us. If we were to seek marketing partners or collaborators, we may not be able to negotiate favorable distribution or partnering arrangements, if at all. To the extent we enter co-promotion, co-marketing or other licensing arrangements, the amount of revenues we receive from the sale of our products will depend on the efforts of third parties and will not be under our control.
Risks Related to Our Financial Performance and Operations

We have a history of losses, and we may never achieve profitability.
      Since our inception, we have incurred significant net losses, including net losses of $39.7 million and $9.3 million for years ended December 31, 2005 and 2004, respectively. As of December 31, 2005, our cumulative net loss was $62.0 million. We have not yet completed the development, including obtaining regulatory approvals, of any of our product candidates and, consequently, have not generated revenues from the sale of products. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future. We also anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue the development of our product candidates and preclinical programs;

•	begin clinical development of our preclinical programs;

•	prepare for commercialization of our product candidates;

•	expand our portfolio of product candidates;

•	increase our administrative functions; and

•	hire additional personnel.
      We also expect to experience negative cash flow from operations for the foreseeable future as we fund our operating losses. We will need to generate significant revenues to achieve profitability. We may not be able to generate significant revenues, and we may never achieve profitability. Our failure to fund our continuing losses or achieve profitability would negatively impact the market price of our common stock. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we cannot raise additional capital on acceptable terms, we may be unable to complete planned clinical and preclinical trials, obtain regulatory approvals or commercialize our product candidates.
      We believe that our existing cash reserves, together with available borrowings under our credit facility and proceeds from this offering, will fund our planned activities for at least the next 18 months. We will require substantial future capital in order to continue to conduct the research and development, preclinical and clinical programs and regulatory activities necessary to bring our product candidates to market. During the year ended December 31, 2005, our net cash used in operating activities was $16.0 million. We expect our rate of cash used in operating activities will increase as we undertake large and costly phase III trials for ospemifene and continue to advance other product candidates. Our future capital requirements depend on many factors, including:

•	the progress of preclinical development and clinical trials;

•	the number of product candidates we pursue or the expansion of existing product candidates to new indications;

•	the discovery, in-licensing or acquisition of additional product candidates or technologies that require financial commitments;

•	the time and costs involved in obtaining regulatory approvals, and the number of different regulatory agencies we seek approval from;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	our plans to establish sales, marketing and distribution capabilities;

•	the cost and timing of securing manufacturing capabilities for our product candidates and commercial products, if any;

•	the terms and timing of any collaborative, licensing and other arrangements we may establish;

•	the costs involved in filing, maintaining and prosecuting patent applications and enforcing or defending patent claims;

•	our revenues, if any, from successful development and commercialization of our products;

•	the costs of being a public company; and

•	the number of additional employees we hire.
      We may seek additional funding through private or public sales of our equity securities, debt financing or corporate collaborations or licensing arrangements. To the extent that we raise additional funds by issuing equity securities, our existing stockholders may experience dilution. Debt financing may subject us to restrictive covenants that could limit our flexibility in conducting future business activities. To the extent that we raise additional funds through collaboration or licensing agreements, it will be necessary to relinquish some commercial rights to our clinical product candidates. Our ability to raise additional funds will depend on financial, economic and market conditions in the pharmaceutical industry, general market conditions and other factors, many of which are beyond our control. We may not be able to obtain additional funding on favorable terms, or at all. If we cannot obtain adequate funds, we may:

•	delay, reduce the scope or eliminate some of our preclinical development or clinical trials for one or more of our product candidates;

•	delay establishment of, or decide not to establish, manufacturing, sales, marketing and distribution capabilities;

•	curtail significant product development programs that are designed to identify new product candidates;

•	be unable to acquire technologies or pursue other business opportunities that require financial commitments; and/or

•	sublicense certain patents and patent applications, cease the prosecution and maintenance of certain patents and applications on a country-by-country basis, or otherwise relinquish some or all rights to our product candidates.

Our research and development program is funded in part by Finnish government agencies, and in order to maintain this funding and obtain additional funding from these agencies, we are required to comply with their requirements. If we fail to comply, we may lose government funding for our research and development programs in Finland.
      The Finnish Funding Agency for Technology and Innovation, Tekes, is one of the main public financers of technology research and development programs in Finland. Tekes provides financial aid and loans on favorable terms to qualifying companies in Finland. These loans are granted on a project-by-project basis, generally carry interest at below market rates and generally are not required to be repaid for several years. Under Finnish law, interest and principal on these loans are not repayable unless we have adequate equity capital. As of December 31, 2005, we had approximately $13.5 million in principal and accrued interest outstanding with respect to these loans and $2.2 million in outstanding advances from Tekes that relate to several separate projects. The terms, conditions and reporting requirements of the loans are set forth in loan documents entered into with respect to each separate project loan, and in the general terms and conditions published by Tekes. Some of the loan terms may be subject to interpretation by Tekes and us and may not provide definitive guidance as to whether we are in compliance with them. Under the terms of the loans, Tekes has the right to accelerate the loans in whole or in part under a number of circumstances, including if:

•	significant changes in the funded programs occur;

•	changes in the conditions required by the research work occur such that continuing the research work is not expedient;

•	we use the funding for purposes other than those for which they were granted; or

•	we otherwise fail to comply with the loan terms.
      We believe we are in compliance in all material respects with all these requirements. However, if Tekes were to find that we are not in compliance with the terms of the loans or the other requirements, Tekes may have the right to stop funding loans and to require repayment of outstanding loans. If Tekes were to require us to repay all of the outstanding loans, it could have a material adverse effect on us. If Tekes were to refuse to provide additional funding, we would be required to seek alternative funding for our research and development programs in Finland and if such funding were not available, to reduce the scope or eliminate some of our research and development programs. Such alternative funding may not be available to us on acceptable terms, or at all.

Our secured loan agreement contains various covenants that may restrict our business and financing activities.
      On January 26, 2006, we entered into an $18.0 million secured loan agreement with Hercules Technology Growth Capital, a third party lender. Loans under the agreement are secured by substantially all of our assets other than our intellectual property rights, and additionally, the agreement contains covenants that, among other things, restrict our ability to:

•	borrow money;

•	pay cash dividends on our capital stock, including on the shares of our common stock sold in this offering;

•	repurchase or redeem our capital stock;

•	make certain types of investments;

•	create liens;

•	use assets as security in other transactions;

•	sell certain assets; and

•	enter into certain transactions with our employees, officers or directors.
      These restrictions may limit our operational flexibility. Any failure to comply with the restrictions of the secured loan agreement may result in an event of default. Such default may allow the lender to accelerate maturity of our obligations under the agreement. If our debt were to be accelerated, we cannot assure you that we would be able to repay it. In addition, our default could give the lender the right to terminate any commitments they have made to provide us with additional funds.

We may have difficulty managing the integration of Hormos and we may be exposed to liabilities from its prior operations.
      In May 2005, we completed the acquisition of Hormos, a privately held Finnish company focused on discovering and developing novel hormonal therapies for age-related endocrine deficiencies in men and women. The Hormos acquisition provided us with over 30 employees based in Finland, as well as multiple office locations in Finland. The process of integrating Hormos has required and continues to require a significant amount of resources and management attention which detracts from attention to our day-to-day business. Our ability to manage the continued integration of Hormos will require us to continue to improve our operational, financial and management information systems and controls. If we fail to manage the integration of Hormos effectively it could have a material adverse effect on our results of operations.
      In addition, as a result of the Hormos acquisition, we may be subject to contingent liabilities resulting from Hormos’s operations before we acquired it, including liabilities resulting from the operation of Finnish law. Although we may have some recourse to the sellers of the business under our acquisition agreements, we may not be fully covered for contingent liabilities.

If we are unable to retain any of our key executives or if we are unable to recruit and retain other qualified personnel as we grow our business, it may be more difficult for us to execute our business strategy.
      We believe that one of our strengths lies in the drug development and commercialization skills and experience of our senior management. Accordingly, we are highly dependent on our four founders: Chief Executive Officer, Robert Zerbe, M.D., Chief Scientific and Regulatory Officer, Stuart Dombey, M.B., F.R.C.P., Chief Medical Officer, Randall Whitcomb, M.D. and Chief Business Officer, Christopher Nicholas. We have key-man insurance on these members of our management team, but we do not have employment agreements with them and we cannot assure you that they will remain with us for any specific period of time. The loss of any of our key employees and our inability to fill these positions with equally qualified employees could impede the achievement of our development objectives. As we grow our business, our success will also depend on our ability to hire additional qualified personnel. We may be unable to attract and retain personnel on acceptable terms given the competition for experienced scientists among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions. If we are unsuccessful in our recruitment efforts, we may be unable to execute our strategy.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth.
      As of March 31, 2006, we had 19 employees in Ann Arbor and 38 employees in Finland. We plan to hire several additional employees as required each year to add depth and specialized expertise to our scientific and management team. We expect that any substantial growth would place a strain on our administrative and operational infrastructure. If the product candidates that we are developing continue to advance in clinical trials, we will need to expand our development, regulatory, manufacturing, quality, sales, marketing and distribution capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to develop additional relationships with various collaborators, contract research organizations, suppliers, manufacturers and other organizations. We may not be able to establish such relationships or may incur significant costs to do so. Our ability to manage our growth will also require us to continue to improve our operational, financial and management controls, reporting systems and procedures, which will further increase our operating costs.

In addition to our operations in Ann Arbor, Michigan, we operate two facilities in Finland. If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited.
      In May 2005, we acquired our wholly owned subsidiary Hormos, a Finnish company. Prior to acquiring Hormos, we had never conducted operations outside of the United States. We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

•	difficulty managing operations in multiple locations;

•	local regulations that may make it more difficult to conduct our research and development activities;

•	foreign protectionist laws and business practices that favor local competition;

•	failure of local laws to provide the same degree of protection against infringement of our intellectual property; and

•	understanding legal requirements that differ from those of the United States and keeping abreast of changes in those requirements.
      Hormos conducts a portion of its business in Euros. However, we fund a portion of the operations of Hormos through intercompany financing denominated in United States dollars. We are exposed to fluctuations in exchange rates, which could result in losses and have an adverse impact on our results of operations. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. Because we have foreign operations, fluctuations in foreign exchange rates could have a material effect on our operating results.

Because we have operated as a private company, we have no experience complying with public company obligations, including the Sarbanes-Oxley Act. Complying with these requirements will increase our costs and require additional management resources.
      We are a small company with limited resources. We have operated as a private company, not subject to the requirements applicable to public companies. We will need to expand our staff when we become a public company, and we may encounter difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced personnel.
      As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2007. We may be unable to comply with applicable deadlines. In addition, if we are unable to conclude that we have effective internal controls over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors could lose confidence in the reliability of our financial statements.
Risks Related to Our Dependence on Third Parties

We rely on independent clinical investigators and contract research organizations to conduct clinical trials, and they may not be diligent, careful or timely, which may delay development and commercialization of our product candidates.
      We rely almost exclusively on independent clinical investigators and contract research organizations (CROs) to conduct our clinical trials and to perform data collection and analysis. These investigators are not our employees, and we cannot control the amount of time or resources that they devote to our product development programs. These investigators may fail to devote sufficient time and resources to our programs, fail to enroll patients as rapidly as expected, or otherwise fail to perform in a satisfactory manner, potentially delaying regulatory approval of our product candidates. Failure of the CROs to meet their obligations under our agreements could adversely affect clinical development of our product candidates. These independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. We believe there are alternative independent investigators and CROs. However, we may face delays if we are required to change service providers. If identifying and contracting with substitute providers causes significant delays in the progress of our clinical trials, the commercial prospects for our product candidates could be harmed and our ability to generate product revenue from affected product candidates may be delayed or prevented.

We rely on third party manufacturers to manufacture our product candidates. If these third party manufacturers fail to manufacture product candidates of satisfactory quality, in a timely manner, in sufficient quantities or at acceptable costs, development and commercialization of our product candidates could be delayed.
      We have no manufacturing facilities, and we have no experience in the commercial manufacturing of drugs or in designing drug manufacturing processes. We have contracted with third party manufacturers to produce our product candidates for clinical trials. We have limited supplies of our product candidates for clinical trials. If our supplies are damaged or destroyed, either during storage or shipping or otherwise, our clinical trials may be delayed, which could have a material adverse effect on our business. We intend to rely on third party contract manufacturers to manufacture, supply, store and distribute commercial quantities of our product candidates. In the case of our product candidate ospemifene, our manufacturer, Orion Corporation Fermion, owns all inventions made relating to the synthesis of ospemifene and possesses a right of first refusal to enter into an agreement to become our exclusive supplier of commercial quantities of ospemifene. We will also rely on our third party manufacturing partners to work with us to complete the Chemistry, Manufacturing and Control, or CMC, section of any NDAs or other marketing approval applications we may file.
      Contract manufacturers are obliged to operate in accordance with government mandated obligations, including FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of our contract manufacturers to establish and follow cGMPs or to document their adherence to such practices may lead to significant delays in the availability of material for clinical trials and may delay or prevent filing or approval of marketing applications for our products.
      Changing contract manufacturers may be difficult, and the number of potential manufacturers is limited. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with government mandated obligations, including FDA-mandated cGMPs. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to find replacement manufacturers on acceptable terms quickly, if at all. Any of these factors could delay or prevent the completion of our clinical trials, the approval of our product candidates by the FDA or other regulatory agencies, or the commercialization of our products, result in higher costs, or cause a decline in potential product revenues.
      Drug manufacturers are subject to on-going, periodic unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third party contractors, we do not have control over our third party manufacturers’ compliance with these regulations and standards. Failure by our third party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension of clinical trials, withdrawal of approvals, seizures, detentions or recalls of product, operating restrictions and criminal prosecution.
      To date, our product candidates have been manufactured in small quantities by third party manufacturers for preclinical and clinical trials. In order to obtain marketing approval for any of these product candidates, we will need to enter into long-term supply agreements with our existing or new third party manufacturers and demonstrate that we can manufacture sufficient quantities for commercial sale. Our third party manufacturers may not be able to successfully increase their manufacturing capacity or apply at commercial scale the current manufacturing process for any of our product candidates in a timely or economic manner, or at all. For example, we are currently working on improved synthetic manufacturing methods for becocalcidiol to reduce the cost of manufacturing this product candidate. If our third party manufacturers, for any reason, are unable to manufacture our product candidates, we may need to seek out additional manufacturing partners who may have different equipment requiring additional validation studies, which the relevant government regulator must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate. Our product candidates require precise, high-quality manufacturing. The failure of our third party manufacturers to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.

We may not succeed in entering into collaborations with partners at the later stages of developing our product candidates.
      Our business strategy, in part, includes entering into collaborations, licenses or marketing and distribution arrangements with corporate partners, primarily pharmaceutical companies, for later stage development, commercialization, marketing and distribution of certain of our product candidates. To date, we have not entered into any collaboration agreements. We intend to seek collaborators in cases where a product candidate is not within the endocrine, metabolic or cardiovascular therapeutic areas or where we think the product candidate would benefit from the resources of a larger pharmaceutical company. For instance, because becocalcidiol is outside our core therapeutic areas, we are evaluating alternatives for further developing this product candidate, including seeking a partner for further development and commercialization. We have been in discussions with potential partners for becocalcidiol, but have not yet reached an agreement. We cannot assure you that we will be able to reach an agreement on commercially reasonable terms, if at all. If we fail to reach agreement with collaborators, we will have to incur substantial additional costs to complete development of our product candidates and begin commercialization. If we determine that we do not have access to sufficient cash or funding to meet these costs, we may be forced to stop developing these product candidates, either temporarily or permanently, which would adversely affect our business.
      If we are successful in entering into collaborations, we will face the following risks:

•	collaborators may under-fund or not commit sufficient resources to the testing, marketing, distribution, development or commercialization of our product candidates;

•	collaborators may fail to perform their obligations with respect to the testing, marketing, distribution, development or commercialization of our product candidates;

•	collaborators may not properly maintain or defend our intellectual property rights, or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability;

•	collaborators may encounter conflicts of interest, changes in business strategy or other business issues, which could adversely affect their willingness or ability to fulfill their obligations to us; and

•	disputes may arise between us and our collaborators delaying or terminating the research, development or commercialization of our product candidates, resulting in significant litigation or arbitration that could be time-consuming and expensive, or causing collaborators to act in their own self-interest and not in our interest.
      Even if we are able to enter into collaboration arrangements for our product candidates, we may not be able to maintain these relationships. If we or a collaborator were to terminate a collaboration, for breach or otherwise, it could be difficult for us to attract new collaborators and it could also cause us to incur additional costs and experience delays in the testing, marketing, distribution, development or commercializa-

tion of our product candidates. If we were to lose a key collaborator, it could also adversely affect how we are perceived by the scientific, business or financial communities.

If we fail to enter into additional in-licensing or acquisition agreements or if these arrangements are unsuccessful, our business and operations might be adversely affected, and if we engage in any acquisition or in-licensing, we will incur a variety of costs, and we may never realize the anticipated benefits of the transaction.
      Since our inception, we have in-licensed or acquired all of our product candidates. One of our strategies for expanding our business is the in-licensing and acquisition of products and additional product candidates. The success of this strategy depends upon our ability to identify, select and acquire the right pharmaceutical product candidates and products. We may be unable to enter into any additional in-licensing or acquisition agreements because suitable products or product candidates that are within our expertise may not be available to us on terms that are acceptable to us or because competitors with greater resources seek to in-license the same products or product candidates. Product candidates that we would like to develop may not be available to us because they are controlled by competitors who are unwilling to license the rights to the product or product candidate to us. If we are unable to enter into additional agreements to license products or product candidates, our ability to execute our business strategy could be adversely affected. Even if we are able to enter into additional license agreements, these agreements may be unsuccessful. Further, these license agreements will typically impose diligence, commercialization and other obligations on us. If a licensor to any new agreement were to terminate the license because of our failure to comply with the agreement’s obligations, we may lose the rights to the product candidate covered by the license, which could adversely affect our business prospects.
      Although we currently have no commitments or agreements with respect to any acquisitions, if we undertake an acquisition, the process of integrating the acquired business, technology, services, product or programs may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our on-going business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. We may fund any future acquisition by issuing equity or equity-linked securities, which could dilute the ownership percentage of our equity holders. We may also incur debt to pay for an acquisition. The holders of the debt would have priority over equity holders in the event of a subsequent liquidation or bankruptcy, which would impair value for our equity holders. Acquisition efforts can require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed.
Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features and our ability to commercialize our potential products could suffer.
      The following factors are important to our success:

•	receiving patent protection for our product candidates;

•	maintaining patent protection for products or product candidates we have licensed and enforcing our license agreements;

•	preventing others from infringing our intellectual property rights; and

•	maintaining our patent and trademark rights and trade secrets.
      We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that such intellectual property rights are covered by valid and enforceable patents and trademarks or are effectively maintained as trade secrets. The actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. For instance, in the case of our product candidate, ospemifene, the compound is not covered by a composition of matter patent and we must instead rely on patents covering its use. We have a license from Orion under its patents covering the use of ospemifene in a dosage formulation suitable for use in a variety of pharmaceutical indications. We also have a patent covering the use of ospemifene for the treatment of climacteric disorders in women during or after menopause.
      We try to protect our proprietary position by filing U.S. and foreign patent applications related to our important proprietary technology, inventions and improvements. Because the patent position of pharmaceutical companies involves complex legal, administrative and factual questions, the issuance, scope, validity and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, circumvented or rendered unenforceable. U.S. patents and patent applications may also be subject to interference proceedings, U.S. patents may be subject to reexamination or reissue proceedings in the U.S. Patent and Trademark Office, or PTO, and foreign patents may be subject to opposition or comparable proceedings in corresponding foreign patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, reissue and opposition proceedings may be costly. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed.
      Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. The issuance of a patent is not conclusive as to its validity or its enforceability and may not provide us with proprietary protection or competitive advantages against competitors with similar compounds. Furthermore, others may independently develop more effective compounds, designs or methods. We also rely on third party payment services for the payment of patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business.
      In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products. Moreover, it may be difficult or impossible to detect infringement in a competitor’s or potential competitor’s product. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

We also rely on our licensors to protect our intellectual property rights, and if our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to commercialize products could suffer.
      We are a party to a number of licenses that give us rights to third party intellectual property that is necessary for our business. In some of these cases, our licensors have retained the right to prosecute and defend the intellectual property rights licensed to us. In the case of ospemifene, our licensor, Orion Corporation, has retained the right to prosecute and maintain the patents licensed from Orion. In the case of QRX-431, the Regents of the University of California, which licensed the product candidate to our licensor, EndoChem, Inc., has retained the right to prosecute, maintain and jointly pursue infringement claims against third parties for our licensed patents. In the case of becocalcidiol, Wisconsin Alumni Research Foundation, which licensed the product candidate to our licensor, Deltanoid Pharmaceuticals, Inc., has retained the right to prosecute, maintain and pursue infringement claims against third parties for our licensed patents. We depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property. Our licensors may not successfully prosecute the patent applications that we have licensed. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

We are dependent on patents and proprietary technology licensed from others. If we lose our licenses for any of our product candidates, we may not be able to continue developing such product candidates.
      We have obtained many of our product candidates pursuant to licenses that give us rights to third party intellectual property that is necessary or useful to our business. The license agreements covering our product candidates impose various diligence, commercialization, royalty and other obligations on us. One or more of our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license. If we materially breach the obligations in our license agreements, the licensor typically has the right to terminate the license and we may not be able to market products that were covered by the license, which could adversely affect our competitive business position and harm our business prospects. In addition, any claims brought against us by our licensors could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

Claims that we infringe a third party’s intellectual property may give rise to burdensome litigation, result in potential liability for damages or stop our development and commercialization efforts.
      Third parties may assert patent or other intellectual property infringement claims against us with respect to technologies used in our potential products. While we have conducted patent searches to determine whether our product candidates infringe patents held by third parties, due to the inherent uncertainty in conducting patent searches, we cannot assure you that all relevant patents were identified. In addition, we expect that numerous patent applications are currently pending and may be filed in the future for products generally related to our product candidates, including many patent applications that remain confidential after filing. Due to these factors, we cannot assure you that our product candidates do not infringe the patent rights of third parties.
      A third party holds an issued United States patent related to the use of an anti-estrogen for use in the treatment of androgen deficiency and related disorders. Zonagen, Inc., a pharmaceutical company also developing a treatment for testosterone deficiency in men using a compound that is named in the patent, requested a reexamination of this patent from the PTO on the grounds that the claims of the third party’s patent were invalid because they were disclosed in printed publications before the date of the invention. In June 2005, the PTO determined that the claims, as amended during this reexamination, were patentable in view of the publications under consideration. Zonagen has subsequently stated in its public filings that it intends to seek further reexamination of this third party patent based on additional prior art publications not previously considered by the PTO. If, as a result of this further reexamination, the patentability of the claims is confirmed by the PTO, the patent’s scope could cover our intended use of fispemifene. If Zonagen is not successful in its attempt to invalidate all of the claims of the patent, our intended use may be covered by any surviving claims. The patent holder could bring a claim against us alleging that our fispemifene product candidate infringes the patent. We believe we would have valid defenses to any such claim; however, notwithstanding any defenses we may assert, if such an infringement claim were successful, we would need to obtain a license from the patent holder in order to commercialize fispemifene in the United States. If such a license were necessary but not available to us on acceptable terms or at all, we may not be able to commercialize fispemifene at all in the United States.
      The owners or licensees of this or other patents may file one or more infringement actions against us. Patent litigation can involve complex factual and legal questions, and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages for past use of the asserted intellectual property and a royalty going forward if we are forced to take a license. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. As a result of a patent infringement suit brought against us, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property unless that party grants us rights to use its intellectual property and we may be subject to damages. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any required licenses on acceptable terms, or at all. Even if we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property, and any license may be royalty bearing. As a result of third party claims, we may be forced to redesign or rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do. Ultimately, we may be unable to commercialize some of our product candidates or may have to discontinue development of product candidates or cease some of our business operations as a result of patent infringement claims or due to our failure to license essential technology, which could severely diminish our commercial prospects and harm our financial condition.

We are subject to the patent laws of countries other than the United States, which may not offer the same level of patent protection and may require us to pay royalties to employee inventors that are not yet determinable.
      Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection which makes it difficult to stop infringement.
      Under Finnish law, current and former employees of Hormos are entitled to “fair and reasonable compensation” upon commercialization of intellectual property developed by them and transferred to Hormos. Hormos has a policy in place for the calculation of the royalties due to employees that we believe conforms to the statutory requirements. The potential royalty payments depend on the type of assignment and the stage of development of the invention, among other things. We believe that all current employees of Hormos are bound by the policy of Hormos which determines the amount of royalties due. However, under Finnish law, an employee cannot be bound to accept a certain level of compensation before the invention is made, therefore Hormos may be required to negotiate “fair and reasonable compensation” with its former employees if the inventions of these former employees are ever commercialized. An employee has a ten-year period, calculated from the date when Hormos acquired the rights from the employee, to make claims based on the employee’s inventions. Current and former employees may seek royalties that are not acceptable to us, or may refuse to accept our offer or may challenge the formula itself. In case of an impasse in the negotiations, the parties have the right under Finnish law to bring a claim in front of a special “employee invention board” with representatives of both employer and employee organizations. We have no experience in these types of proceedings, and any determination adverse to us, such as the imposition of a royalty payment that we believe is excessive, could increase our expenses.

We rely on trade secrets and other forms of non-patent intellectual property protection. If we are unable to protect our trade secrets, other companies may be able to compete more effectively against us.
      We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our strategic partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
      Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which would adversely affect our commercial development efforts.
Risks Related to Our Industry

Competition in the biotechnology and pharmaceutical industries is intense, and even if our product candidates are approved and commercialized, competitive products may impede market acceptance of our products.
      Our business is characterized by extensive research and development efforts, rapid developments and intense competition. Our competitors may have or may develop superior technologies or approaches to treat the diseases or conditions targeted by our product candidates, which may provide them with competitive advantages. Our product candidates may not compete successfully. The success of our product candidates will depend upon factors such as product efficacy, safety, reliability, availability, timing, scope of regulatory approval, acceptance and price, among other things. If our competitors enter the marketplace before we do with less expensive or favorably differentiated drugs, our product candidates, if approved for commercialization, may not be profitable to sell or continue to develop.
      Pharmaceutical technologies have undergone rapid and significant change, and we expect that they will continue to do so. Any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development.
      If ospemifene and fispemifene are approved and commercialized, they will have significant competition. Vaginal atrophy is generally treated with estrogen-based therapies, either oral or topical, such as Premarin, Prempro and Premarin Vaginal Cream, marketed by Wyeth, and Vagifem, marketed by Novo Nordisk. Other products in development for this condition include bazedoxifene, being developed by Wyeth, and Oporia, being developed by Pfizer, which are both SERMs. Testosterone deficiency is most frequently treated with topical gels or patches, such as Solvay Pharmaceuticals’ Androgel and Watson Pharma’s Androderm. Products in development include Acapodene and Ostarine, both being developed by GTx and Androxal, being developed by Zonagen.
      If QRX-401 and QRX-431 are approved and commercialized, they will also have significant competition. In the treatment of lipid disorders, statins are the most frequently prescribed products, examples of which include Lipitor, marketed by Pfizer, Zocor and Mevacor, both marketed by Merck & Co., Crestor, marketed by AstraZeneca and Pravachol, marketed by Bristol-Myers Squibb. Other competitors include non-statin products, such as Zetia, marketed by Merck/Schering-Plough, Tricor, marketed by Abbott, and Niaspan, marketed by Kos; combinations of statins with other agents, for example Vytorin, marketed by Merck/Schering-Plough and Advicor, marketed by Kos; and new products in development, such as KaroBio’s KB2115.
      Becocalcidiol, if approved and commercialized, will face competition from several marketed topical psoriasis products or products under development, specifically topical calcitriol analogues. These include Dovonex, marketed by Warner Chilcott, Taclonex, to be marketed by Warner Chilcott, tisocalcitate, in development by Schering AG, and CTA018, in development by Cytochroma.
      Most of our competitors, including many of those listed above, have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. As a result, they may achieve earlier product commercialization or patent protection. In addition to the branded competitive products listed above, if our product candidates receive regulatory approval they may face competition from generic drugs, and the availability of generic drugs may adversely affect the market for our products.

Any drugs we develop may become subject to unfavorable third party reimbursement practice, pricing regulations or health care reform initiatives, thereby harming our business.
      The commercial success of our product candidates is substantially dependent on whether third party reimbursement is available for our product candidates. Medicare, Medicaid, health maintenance organizations and other third party payors may not cover or provide adequate payment for our potential products. They may not view our product candidates as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our potential products to be marketed on a competitive basis. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenue to decline.
      Legislative or regulatory efforts to control or reduce health care costs or reform government health care programs could result in lower prices or rejection of product candidates that we may commercialize. Federal legislation enacted in December 2003 added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressure to lower prescription drug prices. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the new law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include limitations on prescription drug prices. This Medicare prescription drug coverage legislation, as well as additional healthcare legislation that may be enacted at a future date, could reduce our sales and adversely affect our results of operations.
      Another development that may affect the pricing of drugs is Congressional action regarding drug reimportation into the United States. The Medicare Prescription Drug Plan legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary retains the discretion not to implement a drug reimportation plan if he finds that the benefits do not outweigh the cost. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. If legislation or regulations were passed allowing the reimportation of drugs, they could decrease the price we receive for any products that we may develop, negatively affecting our anticipated revenues and prospects for profitability.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.
      In recent years, several states, including California, Maine, Minnesota, New Mexico, Vermont and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports with the state on sales, marketing, pricing and other activities. For example, California has enacted a statute requiring pharmaceutical companies to adopt a comprehensive compliance program that is in accordance with the Office of Inspector General of the Department of Health and Human Services Compliance Program Guidance for Pharmaceutical Manufacturers. This compliance program must include policies for compliance with the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, as well as a specific annual dollar limit on gifts or other items given to individual healthcare professionals in California. The law requires posting policies on a company’s public web site along with an annual declaration of compliance.
      Maine, Minnesota, New Mexico, Vermont and West Virginia have also enacted statutes of varying scope that impose reporting and disclosure requirements upon pharmaceutical companies pertaining to drug pricing and payments and costs associated with pharmaceutical marketing, advertising and promotional activities, as well as restrictions upon the types of gifts that may be provided to healthcare practitioners. Similar legislation is being considered in other states. Many of these requirements are new and uncertain and the penalties for failure to comply with these requirements are unclear.

We face potential product liability exposure far in excess of our limited insurance coverage.
      The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to product liability claims. These claims might be made directly by consumers, health care providers, pharmaceutical companies or others selling our products. We have obtained limited product liability insurance coverage for our clinical trials. However, our insurance may not reimburse us or may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, juries have awarded large judgments in class action lawsuits based on drugs that had unanticipated side effects. In addition, the pharmaceutical and biotechnology industries, in general, have been subject to significant product liability litigation. A product liability claim or series of claims brought against us would decrease our cash reserves and could cause our stock price to fall, and, if a claim against us is successful, it could have a material adverse effect on our financial condition.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.
      Our research and development involves the use of hazardous materials and chemical compounds. We maintain quantities of various toxic chemicals in our facilities in Finland that are required for our research and development activities. We believe our procedures for storing, handling and disposing of these materials in our Finnish facility comply with the standards mandated by applicable Finnish laws and guidelines. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials.

We may not be able to conduct, or contract with others to conduct, animal testing in the future, which could harm our research and development activities.
      Certain laws and regulations relating to drug development require us to test our product candidates on animals before initiating clinical trials involving humans. The preclinical trials for certain of our product candidates have involved, for instance, experiments with monkeys, mini-pigs, guinea pigs, rabbits, mice, dogs and rats. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful and we or our contract research organizations are unable to conduct animal testing, our research and development activities may be interrupted or delayed.

Risks Related to Our Common Stock

We expect that our stock price will fluctuate significantly.
      Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The market price of pharmaceutical and biotechnology stocks is subject to significant volatility. The volatility of pharmaceutical and biotechnology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include:

•	the timing and the results from our clinical trial programs;

•	the timing and results from our preclinical studies;

•	the discovery, in-licensing or acquisition of additional product candidates;

•	FDA or international regulatory actions;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of new products by our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments concerning intellectual property rights;

•	any litigation against us;

•	any public concern about the safety of our potential products;

•	comments by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	third party reimbursement policies; and

•	developments concerning current or future strategic alliances.
      These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Upon the issuance of additional securities or the exercise of outstanding options, the ownership interests of our existing stockholders will be diluted. In addition, future sales of common stock by us or our stockholders may cause our stock price to fall.
      We may issue additional securities to raise capital or make acquisitions. We also have made and expect to continue to make grants of stock options to retain and motivate employees, officers and directors. Upon the issuance of additional securities and options and the exercise of outstanding options, your percentage ownership may be diluted both in terms of book value and voting percentage. In addition, the market price of our common stock could decline as a result of issuances by us, or sales by our existing stockholders, of shares of common stock in the market following the completion of this offering, or the perception that these sales could occur. The lock-up agreements with Banc of America Securities LLC executed by us, our executive officers and directors and substantially all of our stockholders and optionholders, provide that Banc of America Securities LLC may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus (which period could be extended for up to an additional 34 days under certain circumstances). Banc of America Securities LLC has no pre-established conditions to waiving the terms of the lock-up agreements. Any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of our common stock in the market and our financial condition at that time. Based on shares outstanding at December 31, 2005, we will have 20,394,005 shares of common stock outstanding upon the completion of this offering. This includes the 6,000,000 shares of common stock that we are selling in this offering, which may be resold in the public market immediately. The remaining 14,394,005 shares, or 70.6% of our outstanding common stock upon completion of this offering, will be restricted as a result of securities laws or lock-up agreements. Based on shares outstanding as of December 31, 2005, taking into account the lock-up agreements, and assuming Banc of America Securities LLC does not release stockholders from these agreements prior to the expiration of the 180-day lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	929 shares that are not subject to the lock-up agreements discussed above may be sold on May 25, 2006 pursuant to Rule 144;

•	14,393,076 additional shares may be sold upon expiration of the 180-day lock-up period described above.

Following the expiration of the lock-up period, holders of approximately 13,599,402 shares of our common stock will have the right to require us to register these shares under the Securities Act pursuant to a registration rights agreement. See “Description of Capital Stock — Registration Rights.”

Our directors and management will exercise significant control over our company.
      After this offering, our directors and executive officers and their affiliates will collectively control approximately 51% of our outstanding common stock, assuming that the underwriters’ over-allotment is not exercised. These stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.
      We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds of this offering for general corporate purposes, including clinical trials, research and development expenses, general and administrative expenses, and potential acquisitions of companies, products and technologies that complement our business. We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.
      Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management or members of our board of directors.
      These provisions include:

•	a classified board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by the Chairman of the board of directors, the Chief Executive Officer, or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement that 66 2/3 % of stockholders approve certain amendments to our certificate of incorporation and amendments to our bylaws; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.
      As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

We have never paid dividends on our capital stock, and we do not anticipate paying any dividends in the foreseeable future.
      We have paid no dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. In addition, our secured loan agreement prohibits us from paying cash dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Investors in this offering will pay a much higher price than the book value of our common stock.
      If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $7.78 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $12.00 per share. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will sustain further dilution.

FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements.
      Forward-looking statements include, but are not limited to, statements about:

•	the progress, timing and completion of our research, development and clinical trials for product candidates;

•	our ability to successfully complete preclinical studies;

•	our receipt of regulatory approvals;

•	our ability to market, commercialize and achieve market acceptance for product candidates;

•	our ability to contract for and maintain third party manufacturing services;

•	whether any product candidates we commercialize are safer or more effective than other marketed products, treatments or therapies;

•	our ability to enter into collaborative or strategic relationships to assist in the clinical development or commercialization of our product candidates;

•	our ability to maintain the licenses relating to our product candidates or in-license or acquire new product candidates;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our ability to build an internal sales and marketing infrastructure;

•	implementation of our business strategy;

•	our use of the proceeds from this offering;

•	our estimates for future operating and financial performance; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.
      These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

USE OF PROCEEDS
      We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $65.4 million ($75.4 million if the underwriters exercise their over-allotment option in full), based upon an assumed initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
      We currently intend to use the proceeds of this offering to fund the growth of our business and for general corporate purposes. We estimate that we will use the proceeds of this offering as follows:

•	approximately $20 million for continued phase III clinical development of ospemifene;

•	approximately $10 million for continued phase II clinical development and initiation of phase III clinical development of fispemifene;

•	approximately $11 million for further clinical development of becocalcidiol, QRX-401 and QRX-431; and

•	the remainder for working capital and other general corporate purposes, which may include the repayment of debt and in-licensing or acquiring product candidates.
      A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amounts that we actually expend for these purposes may vary significantly depending on a number of factors. The amounts and timing of our expenditures will depend on numerous factors including the results of our research and development efforts, the timing and success of preclinical testing, the timing and success of clinical trials, the timing of regulatory submissions, the amount of proceeds actually raised in this offering and the amount of cash, if any, generated by collaboration agreements. We may change the allocation of use of proceeds as a result of contingencies such as the progress and results of our clinical trials and other research and development activities, the establishment of collaborations and regulatory or competitive developments. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current plans, agreements or commitments for acquisition of any businesses, products, or technologies.
      We do not expect the net proceeds from this offering to be sufficient to fund the completion of the development of any of our product candidates and we expect that we will need to raise additional funds prior to being able to market any products.
      Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy guidelines, which provide for investment of funds in cash equivalents, United States government obligations, high grade municipal and corporate notes and commercial paper.
DIVIDEND POLICY
      We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

CAPITALIZATION
      The following table sets forth our capitalization as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis, reflecting the conversion of all of our preferred stock into an aggregate of 11,132,773 shares of common stock immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis, reflecting the pro forma adjustment noted above and reflecting (1) the required release upon the closing of this offering of 626,601 shares of common stock held in escrow in connection with the Hormos acquisition, including 193,868 shares of common stock issued upon the conversion of 1,066,274 shares of preferred stock held in such escrow, and (2) the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes.

	As of December 31, 2005

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands, except share data)
	(unaudited)

Cash, cash equivalents and short-term investments	$36,049	$36,049	$101,409

Current portion of long-term debt	20	20	20

Loan advances	2,097	2,097	2,097

Long-term debt, less current portion	11,672	11,672	11,672

Total debt	13,789	13,789	13,789

Redeemable convertible preferred stock, $0.01 par value; actual, 70,060,092 shares authorized, 60,422,374 shares issued and outstanding; pro forma and pro forma as adjusted, no shares authorized, no shares issued and outstanding	86,200	—	—

Stockholders’ equity (net capital deficiency):

Common stock, $0.01 par value; actual, 94,919,416 shares authorized and 2,634,631 shares issued and outstanding; pro forma, 94,919,416 shares authorized and 13,767,404 shares issued and outstanding; pro forma as adjusted, 94,919,416 shares authorized and 20,394,005 shares issued and outstanding	27	138	204

Additional paid-in capital	—	86,089	155,067

Deferred compensation	(285)	(285)	(285)

Deficit accumulated during the development stage	(67,404)	(67,404)	(69,398)

Accumulated other comprehensive income	872	872	872

Total stockholders’ equity (net capital deficiency)	(66,790)	19,410	86,460

Total capitalization	$33,199	$33,199	$100,249

      The actual number of shares of common stock shown as issued and outstanding in the table above excludes:

•	1,013,940 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, with exercise prices ranging from $1.10 to $1.93 per share and a weighted average exercise price of $1.71 per share;

•	291,685 additional shares of common stock reserved for future grants under our Amended and Restated 2005 Stock Incentive Plan as of December 31, 2005; and

•	shares issuable upon the exercise of a warrant issued by us in connection with a credit facility we entered into in January 2006, with respect to which the number of underlying shares and exercise price will be established at the closing of this offering pursuant to a formula agreed upon with the lender. Under this formula, at an assumed initial public offering price of $12.00 per share and assuming a closing date of May 1, 2006, this warrant would be exercisable for 145,360 shares of common stock at an exercise price of $9.29 per share.

      In addition, the amounts of cash and debt in the table above exclude $6.0 million we borrowed pursuant to the secured loan agreement we entered into in January 2006.

DILUTION
      Our historical net tangible book value as of December 31, 2005 was approximately $(67.2) million, or $(25.51) per share, based on 2,634,631 shares of common stock outstanding as of December 31, 2005. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value as of December 31, 2005 was approximately $19.0 million, or approximately $1.38 per share, based on 13,767,404, shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering.
      After giving effect to our sale of 6,000,000 shares of common stock in this offering based on an assumed initial public offering price of $12.00 per share, less underwriting discounts and commissions and offering expenses payable by us, the conversion of the outstanding shares of convertible preferred stock into common stock and the release of shares held in escrow in connection with our Hormos acquisition, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been $4.22 per share. This represents an immediate increase in net tangible book value per share of $2.84 to existing stockholders and immediate dilution in net tangible book value of $7.78 per share to new investors purchasing our common stock in the offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$12.00

Historical net tangible book value per share as of December 31, 2005	$(25.51)

Increase per share due to the conversion of all shares of preferred stock	26.89

Pro forma net tangible book value per share as of December 31, 2005	$1.38

Increase per share attributable to new investors	$2.84

Pro forma as adjusted net tangible book value per share after the offering		4.22

Dilution per share to new investors		$7.78

      A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $5.6 million, the pro forma as adjusted net tangible book value per share after this offering by $0.27 and the dilution per share to new investors by $0.73, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      The following table summarizes on a pro forma basis, as of December 31, 2005, the number of shares of our common stock purchased from us, the total cash consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

			Total
	Shares Purchased		Consideration
					Average Price
	Number	%	Amount	%	Per Share

Existing stockholders	$11,260,981	65%	$72,199,759	50%	$6.41

New investors	6,000,000	35	72,000,000	50	12.00

Total	$17,260,981	100%	$144,199,759	100%	$8.35

      If the underwriters exercise their over-allotment option in full, our existing shareholders will own 62% and our new investors will own 38% of our shares of common stock outstanding after this offering.
      The above discussion and tables are based on 2,634,631 shares of common stock issued and outstanding as of December 31, 2005 and excludes:

•	1,013,940 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, with exercise prices ranging from $1.10 to $1.93 per share and a weighted average exercise price of $1.71 per share;

•	291,685 additional shares of common stock reserved for future grants under our Amended and Restated 2005 Stock Incentive Plan, as of December 31, 2005; and

•	shares issuable upon the exercise of a warrant issued by us in connection with a credit facility we entered into in January 2006, with respect to which the number of underlying shares and exercise price will be established at the closing of this offering pursuant to a formula agreed upon with the lender. Under this formula, at an assumed initial public offering price of $12.00 per share and assuming a closing date of May 1, 2006, this warrant would be exercisable for 145,360 shares of common stock at an exercise price of $9.29 per share.

      To the extent the outstanding options are, or the warrant is, exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA
     You should read the selected consolidated financial data presented below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data presented below for the years ended December 31, 2003, 2004 and 2005 and for the period from inception (November 20, 2000) to December 31, 2005 and as of December 31, 2004 and 2005, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 2001 and 2002 and as of December 31, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods.
     The pro forma consolidated statement of operations data for the year ended December 31, 2005 give effect to the acquisition of Hormos as if the acquisition occurred on January 1, 2005 and should be read in conjunction with our Unaudited Pro Forma Combined Financial Statements included elsewhere in this prospectus.

							Cumulative
							Period From
							Inception
							(November 20,
							2000) to
	Year ended December 31,

					o Forma for
					Actual 20	05cquisition	December 31,
	2001	2002	2003	2004			2005

	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:

Operating Expenses:

Research and development	$420	$2,713	$8,372	$7,725	$15,060	$16,774	$34,290

General and administrative	272	717	886	1,723	3,216	3,974	6,814

Purchased in-process research and development	—	—	—	—	25,800	—	25,800

Total operating expenses	692	3,430	9,258	9,448	44,076	20,748	66,904

Loss from operations	(692)	(3,430)	(9,258)	(9,448)	(44,076)	(20,748)	(66,904)

Other Income (Expense):

Contract research income	—	—	—	—	1,448	2,444	1,448

Consulting income	25	1	221	—	—	—	247

Forgiveness of debt	—	—	—	—	2,682	2,682	2,682

Other income (expense), net	73	39	73	144	225	(196)	554

Total other income (expense)	98	40	294	144	4,355	4,930	4,931

Net loss	(594)	(3,390)	(8,964)	(9,304)	(39,721)	(15,818)	(61,973)

Accretion of redeemable convertible preferred stock	(147)	(390)	(1,504)	(2,320)	(13,210)	(13,210)	(17,571)

Net loss available to common stockholders	$(741)	$(3,780)	$(10,468)	$(11,624)	$(52,931)	$(29,028)	$(79,544)

Net Loss Per Share, Basic and Diluted:

Loss per share available to common stockholders	$(6.85)	$(34.65)	$(41.64)	$(26.36)	$(31.71)

Shares used to compute basic and diluted net loss per share	108,194	109,091	251,404	441,017	1,669,041

Pro forma basic and diluted net loss per share available to common stockholders(1)					$(5.00)

Shares used to compute pro forma basic and diluted net loss per share					10,584,216

(1)	Pro forma basic and diluted net loss per common shares is calculated to give effect to the conversion of all outstanding shares of our preferred stock into 11,132,773 shares of common stock upon the completion of this offering, excluding 1,066,274 shares of preferred stock held in escrow in connection with the Hormos acquisition that will convert into common stock upon the completion of this offering.

	As of December 31,

	2001	2002	2003	2004	2005

	(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$2,568	$1,363	$10,546	$31,128	$7,351

Working capital	3,161	1,911	9,522	29,831	31,974

Total assets	3,393	2,195	10,685	31,495	38,361

Long-term debt, less current portion	—	—	—	—	11,672

Convertible preferred stock	3,413	5,882	23,956	55,907	86,200

Deficit accumulated during the development stage	(594)	(3,984)	(14,432)	(26,056)	(67,404)

Total stockholders’ equity (deficit)	(204)	(3,924)	(14,393)	(26,016)	(66,790)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
      We are a pharmaceutical company focused on discovering, licensing, developing and commercializing compounds in the endocrine, metabolic and cardiovascular therapeutic areas. We currently have four product candidates in clinical development and one compound that we expect to enter clinical development in the first half of 2006. Our two lead product candidates treat hormone deficiencies that result from aging in men and women. We also have two product candidates for the treatment of elevated cholesterol levels, one in phase I and one in advanced preclinical development. Becocalcidiol, our topical product candidate for the treatment of mild to moderate psoriasis, has completed a phase IIb clinical trial. In addition to our drug development programs, we have two research programs for targeted endocrine therapies.
      Our strategy is to build and maintain a portfolio of product candidates; utilize focused criteria to select product candidates that we believe have a high likelihood of clinical success; focus on product candidates that have a large commercial opportunity; and develop product candidates in therapeutically aligned areas. In certain cases, we expect that we will build our own sales and marketing infrastructure to market some of our products. In other cases, we expect that we will enter into collaborations to develop and commercialize product candidates that are either not in our core therapeutic areas or for which the sales and marketing infrastructure required to maximize the value of the product is larger than is practical for a company of our size.
      In May 2005, we completed the acquisition of Hormos Medical Oy, a privately held Finnish company focused on discovering and developing novel pharmaceutical compounds involving the tissue specific regulation of estrogen effects for the treatment of certain age-related diseases. In connection with the acquisition of Hormos, which was accounted for as a purchase of assets and assumption of liabilities, we assumed $20.3 million in liabilities and debt and issued 857,145 shares of our Series D Preferred Stock, 3,408,025 shares of our Series D-1 Preferred Stock, and 1,730,937 shares of our common stock, collectively valued at $8.8 million. Contingent consideration associated with the acquisition includes an additional 321,415 shares and 1,277,995 shares of Series D and Series D-1 Preferred Stock, respectively, and 649,099 shares of common stock, held in escrow and payable upon the occurrence of certain future events. One-third of the contingent shares secure indemnification obligations of the Hormos selling shareholders and will be released to the Company in satisfaction of an indemnification claim or to the Hormos shareholders one year after the closing date of the acquisition. The remaining contingent shares will generally be released to Hormos selling shareholders upon the first to occur of the closing of a qualified public offering of our common stock, including this offering, or the dosing of the first patient in a second phase III clinical trial of ospemifene. Additional purchase consideration will be recorded as the contingent consideration is released. The additional purchase consideration will be allocated to the assets acquired based upon their relative fair value and will result in additional expense for in-process research and development and the accrued contingent consideration totaling $1.6 million will be reclassified to stockholders’ equity. The operating results of Hormos are included in our results of operations as of the May 2005 date of acquisition.
      Most of our expenditures to date have been to license and develop our product candidate portfolio. Research and development expenditures through December 31, 2005 primarily were related to the licensing and development of ospemifene and fispemifene, our product candidates for the treatment of hormone deficiencies in aging women and men, and QRX-401 and QRX-431, our product candidates for treating elevated cholesterol levels, and becocalcidiol, our psoriasis product candidate. We outsource a substantial portion of our preclinical study efforts and our clinical trial and manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead.
      Since our inception in November 2000, we have generated significant losses while we in-licensed, acquired and advanced our product candidates and research programs. To date, we have not generated significant product revenues and have funded our operations primarily through proceeds of $71.2 million from private placements of preferred stock. As of December 31, 2005, we had an accumulated deficit of $67.4 million. Historically, Hormos has used Finnish government sponsored loans which bear below-market interest rates to help fund its operations. We assumed these loans as part of our acquisition of Hormos and we intend to continue to apply for additional loans in the future.
      We expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development and potential commercialization. These efforts include:

•	our ongoing phase III clinical trials for ospemifene, our product candidate for the treatment of vaginal atrophy, a common, chronic condition of post-menopausal women;

•	our ongoing phase II clinical trials for fispemifene, our product candidate for the treatment of the symptoms of andropause;

•	continued clinical development of QRX-401, a non-statin compound for lowering LDL cholesterol and lipoprotein(a);

•	IND filing for and clinical development of QRX-431, also a non-statin compound for lowering LDL cholesterol and lipoprotein(a), with phase I clinical trials expected to begin in 2006;

•	additional development of becocalcidiol, a topical treatment for mild to moderate psoriasis;

•	advancement of our preclinical research programs for targeted endocrine therapies;

•	acquisition or in-licensing of additional technology or products which complement our portfolio; and

•	preparations for commercialization.
International Operations
      As of March 31, 2006, we had 57 employees located in the United States and Finland. We coordinate program management, drug development, clinical and regulatory activities from our corporate offices in Ann Arbor, Michigan and our drug discovery effort primarily is conducted in Turku and Oulu, Finland.
Research and Development
      Since our inception, we have been focused primarily on drug development programs. Our research and development expenses include:

•	employee expenses, including salaries and benefits;

•	formulation and synthesis costs of our product candidates;

•	third-party manufacturing costs;

•	licensing payments;

•	preclinical study costs including toxicology study costs;

•	clinical trial costs;

•	costs related to the regulatory approvals process; and

•	research laboratory costs.

      Due to the significant risks and uncertainties inherent in the research, clinical development and regulatory approval processes, the cost and time to complete projects in research and development is difficult to estimate. Our patient enrollment may be slower than expected, the results from research and clinical trials may not be favorable or the FDA, or other regulatory agencies, may require additional trials. Further, data from clinical trials is subject to varying interpretation and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, research, clinical development and regulatory programs are subject to risks and changes that may significantly impact our cost projections and development timelines.
      Most of our product development programs are at an early stage; therefore, the successful development of our product candidates is highly uncertain and may not result in approved products. Product candidates that may appear promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than anticipated, may fail to receive necessary regulatory approvals or may prove impractical to manufacture in commercial quantities at reasonable cost and with acceptable quality. We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates. The lengthy process of seeking regulatory approvals requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our product development efforts. Our strategy includes entering into collaborations with third parties to participate in the development and commercialization of at least some of our product candidates. We cannot forecast with certainty which of our product candidates, if any, will be subject to future collaborations, when any such collaborations may occur, or how such arrangements would affect our development plans or capital requirements. As a result of these uncertainties, we are unable to determine the timing, duration and completion costs of our research and development projects or when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates.
Research and Development Cost Allocations
      We have many research and development projects ongoing at any one time and we have the ability to utilize our financial and human resources across several research and development projects. Our internal resources, employees and infrastructure are not directly tied to any individual research or development project and are typically deployed across multiple projects. We generally do not record or maintain information regarding internal costs incurred for our research and development programs on a program specific basis. Management generally evaluates research and development projects based on outsourced research and development costs. During the period from inception through December 31, 2005, we incurred costs of approximately $5.6 million for outsourced research and development costs related to becocalcidiol, $11.0 million for QRX-401, $2.5 million for QRX-431, and $3.5 million for all other programs.
Critical Accounting Policies
      The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements as well as the reported revenues and expenses. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      While our significant accounting policies are described in Note 1 to our financial statements appearing at the end of this prospectus, we believe the following critical accounting policies are important to understanding and evaluating our reported financial results.
      Accrued Expenses. As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves communicating with appropriate personnel to identify services that have been performed on our behalf and estimating the scope of service performed and the associated cost incurred when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. Examples of our estimated accrued expenses include:

•	fees paid to contract research organizations for preclinical and toxicology studies and clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to contract manufacturers in connection with the production of clinical trial materials; and

•	professional service fees.
      We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services, our actual expenses could differ from our estimates.
      Valuation of Intangibles and Other Long-lived Assets. We are required to periodically assess the impairment of intangibles and other long-lived assets which requires us to make assumptions and judgments regarding the carrying value of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

•	a determination that the carrying value of such assets can not be recovered through undiscounted cash flows;

•	loss of legal ownership or title to the assets;

•	significant changes in our strategic business objectives and utilization of the assets; or

•	the impact of significant negative industry or economic trends.
      If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the useful life of the assets. If a change were to occur in any of the factors or estimates above, the likelihood of a material change in our reported results would increase.
      Stock-based Compensation. We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation, or FIN, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation.
      The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The resulting effect on net loss to date pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123(R), which will be effective for years beginning January 1, 2006, since future years are likely to include additional grants and the irregular impact of future years’ vesting and because of the differing requirements of SFAS No. 123(R).

      Stock-based compensation for options granted to employees is measured as the excess, if any, of the estimated fair value of our common stock on the date the options were granted above the exercise price of the option. Given the absence of an active market for our common stock, the fair value of our common stock has periodically been estimated using several criteria, including progress and milestones achieved in our business development and performance, the price per share of our convertible redeemable preferred stock offerings, estimates of the sale value of our company to a buyer, estimates of a potential price per share in an initial public offering of our common stock and, beginning in November 2004, periodic contemporaneous independent valuations.
      For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we make assumptions with respect to the expected life of the option, the volatility of the fair value of our common stock, risk-free interest rates and expected dividend yields of our common stock. We have to date assumed that non-employee stock options have an expected life of four years, representing about half of their contractual life, and assumed common stock volatility of 70%. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense.
      Purchased In-process Research and Development. In our acquisition of Hormos, we acquired technology that we expect to utilize in our research and development activities. We account for the costs associated with acquired technology in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. Under this standard, we are required to determine whether the technology relating to a particular research and development project we acquire has an alternative use. If we determine that the technology has no alternative uses, the amount is expensed as incurred. Otherwise, the costs are capitalized and amortized over their estimated useful life. In conjunction with our acquisition of Hormos, we determined that in-process research and development with respect to ospemifene and fispemifene had no alternative use and we recorded an expense of $25.8 million in the second quarter of 2005 to write-off the fair value of this purchased in-process research and development. The fair value of each of the in-process research and development projects was determined on an income-based approach which attempts to estimate the income-producing capability of the asset.
Results of Operations
      The comparisons which follow compare actual results for the applicable periods and do not reflect any pro forma adjustments for our acquisition of Hormos in May 2005. The results of Hormos are included in our financial results from the date of acquisition.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Research and Development Expenses. We group our research and development activities into three major categories: “outsourced research and development,” “research and development operations,” and “license fees.” Outsourced research and development costs include the cost of clinical research organizations and third party manufacturing costs. The costs from research and development operations consist primarily of salaries and employee benefits for our research and development staff and related travel and support costs. License fees consist of fees and milestone payments due to licensors of our product candidates. Of the total research and development expenses for the year ended December 31, 2005 and 2004, the costs associated with outsourced research and development, research and development operations and license fees were:

	Year Ended
	December 31,

	2004	2005	Change

	(in thousands)

Outsourced research and development	$4,672	$11,367	$6,695

Research and development operations	1,553	3,243	1,690

License fees	1,500	450	(1,050)

Total research and development expenses	$7,725	$15,060	$7,335

      Outsourced research and development expenses increased $6.7 million in 2005 compared to 2004. This increase is due primarily to higher costs as QRX-401 advanced in phase I clinical trials, QRX-431 entered toxicology and other preclinical studies, and work began on ospemifene and fispemifene in preparation for phase III and phase II studies, respectively. We acquired ospemifene and fispemifene as a result of the Hormos acquisition in May 2005. Expenses in 2004 primarily consisted of clinical trials for becocalcidiol and preclinical and clinical development of QRX-401.
      Expenses from our research and development operations increased $1.7 million in 2005 compared to 2004. The increase in expenses in 2005 is largely related to increased employee expenses, particularly salaries and benefits, as we added research and development operations personnel to work on and manage the increased number and size of research projects and development programs in 2005.
      License fees paid by us decreased by $1.0 million in 2005 compared to 2004. License fees and milestone payments for product candidates we have in-licensed vary widely from compound to compound. Milestone payments usually are dependent on the successful advancement of the licensed compound to pre-determined milestones. License fees in 2005 relate to fees for initial licensing of QRX-431, while license fees in 2004 are comprised of a milestone payment for QRX-401.
      General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for administrative, finance, business development and legal personnel. In addition, general and administrative expenses include insurance costs, professional services and facilities costs. General and administrative expenses increased $1.5 million to $3.2 million in 2005 compared to $1.7 million in 2004. The increase in 2005 primarily resulted from additional personnel and the related increase in salaries, benefits and facilities expenses as the scope of our operations expanded in 2005.
      Purchased In-process Research and Development. In connection with the acquisition of Hormos and in accordance with the related valuation and purchase price allocation of Hormos, we determined that $25.8 million of the purchase price related to in-process research and development that had not reached technological feasibility and had no alternative future use. The principal technology we acquired related to ospemifene and fispemifene. Accordingly, we recorded an expense of $25.8 million in the second quarter of 2005 to write-off the fair value of this acquired in-process research and development. The fair value of each of the in-process research and development projects was determined on an income-based approach which attempts to estimate the income-producing capability of the asset.
      Contract Research Income. Contract research income of $1.4 million in 2005 primarily consists of contract research performed for a pharmaceutical company by Hormos. There were no corresponding amounts for the same period in 2004.
      Interest Income. Interest income increased by $0.7 million to $0.8 million in 2005 compared to $0.1 million in 2004. The increase was due to higher average cash balances and higher prevailing interest rates in 2005.
      Interest Expense. Interest expense of $0.6 million in 2005 consists of interest incurred on debt held by Hormos. Hormos holds loans from agencies of the Finnish government that bear interest at below-market rates. In connection with the acquisition of Hormos and in accordance with the related purchase price allocation, the loans were recorded at their estimated fair value which resulted in a discount of $2.1 million. The discount is being amortized over the lives of the underlying loans. Amortization expense related to this discount totaled $0.3 million in 2005 and is recorded as interest expense. There were no corresponding amounts for the same period in 2004.
      Forgiveness of Debt. Forgiveness of debt totalled $2.7 million in 2005. In December 2005, loans to Hormos, including principal and accrued interest, from two Finnish government agencies were forgiven because the related research project did not reach commercial feasibility. There were no similar amounts in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Research and Development Expenses. Research and development expenses decreased $0.6 million to $7.7 million in 2004 from $8.4 million in 2003. The decrease largely resulted from the $2.5 million initial licensing fee paid for QRX-401 and related compounds in 2003. The following table summarizes the changes in the components of research and development expense between 2003 and 2004.

	Year Ended
	December 31,

	2003	2004	Change

	(in thousands)

Outsourced research and development	$4,651	$4,672	$21

Research and development operations	1,221	1,553	332

License fees	2,500	1,500	(1,000)

Total research and development expenses	$8,372	$7,725	$(647)

      Outsourced research and development expenses increased $21,000 in 2004. The increase reflects continuing clinical development of becocalcidiol and preclinical and clinical work on QRX-401 and related compounds. Phase I clinical studies for QRX-401 began in the second quarter of 2004 with single-dose studies using a small number of volunteers. Phase II clinical trials for becocalcidiol began in 2003 and continued in 2004.
      Expenses from our research and development operations increased $0.3 million in 2004 compared to 2003. The increase in expenses in 2004 was largely related to increased employee related expenses, particularly salaries and benefits, as we added research and development operations personnel to work on and manage the increased number and size of research projects and development programs in 2004.
      License fees decreased by $1.0 million in 2004. License fees in 2004 related to a milestone payment for QRX-401, while license fees in 2003 were comprised of initial in-licensing fees for QRX-401 and related compounds.
      General and Administrative Expenses. General and administrative expenses increased $0.8 million to $1.7 million in 2004 compared to $0.9 million in 2003. The increase in 2004 primarily resulted from additional personnel and the related increase in salaries and benefits expenses as the scope of our operations expanded in 2004.
      Consulting Income. No consulting activity was undertaken by us in 2004. Consulting income of $0.2 million in 2003 consisted of fees received for study design consultation we performed for an unrelated company.
      Interest Income. Interest income increased by $71,000 to $144,000 in 2004 from $73,000 in 2003. The increase was due largely to higher average cash balances.

Liquidity and Capital Resources

Sources of Liquidity
      Due to our significant research and development expenditures and the lack of approved products to generate revenue, we have not been profitable and have generated operating losses since we were incorporated in November 2000. We have funded our operations primarily through sales of our convertible preferred stock. As of December 31, 2005, we had received aggregate net proceeds of $71.2 million from sales of preferred stock. As of December 31, 2005, we had unrestricted cash and cash equivalents and short-term investments of $36.0 million compared to $31.1 million as of December 31, 2004. In addition, as of December 31, 2005 we had $0.1 million of cash deposits with a financial institution collateralizing a letter of credit in favor of our landlord in the event of a breach of our Ann Arbor, Michigan facility lease which expires in 2011.
      Hormos historically has financed a portion of its research and development activities with loans and grants from Finnish governmental agencies, Tekes and Sitra, as well as contract research, fees from a product license arrangement and interest earned on investments. The Finnish government loans are granted on a project-by-project basis and generally carry interest at below-market rates. If a project fails or does not reach commercial success, under certain circumstances repayment of the loan can be forgiven. At the date of acquisition, Hormos had $15.1 million in principal and accrued interest relating to loans from Finnish governmental agencies and $2.4 million in advances related to future loans, which we assumed. The loans carry interest at 1% to 3% below the Finnish base rate as set by the Bank of Finland at the date the loan was issued with a minimum interest rate of 1% to 3%. The loans are unsecured and generally are subordinated with a loan period of seven to ten years. Generally, the first several years of the loan are free of repayment. Under applicable Finnish law, interest or principal related to the notes can only be repaid when the company has adequate equity capital. Because Hormos lacks the requisite equity capital, no amounts outstanding under these loans are currently repayable. We intend to continue to pursue this source of funding in the future though we cannot assure you that the funding will continue to be available.
      In December 2005, Tekes notified Hormos that repayment would not be required for certain loans totaling $2.6 million, including principal and accrued interest, associated with a research project which did not reach commercial feasibility. Also in December 2005, Sitra notified Hormos that a loan totaling $0.1 million, including principal and accrued interest, would not be required to be repaid. The forgiveness of these loans has been included in other income in 2005.
      In January 2006, we entered into an $18.0 million secured loan agreement with Hercules Technology Growth Capital, a third-party lender, and borrowed $6.0 million under the agreement with $12.0 million available for future borrowings through the end of 2006. Loans under the agreement bear interest at prime plus 3% with interest-only payments due during the first 12 months of each loan. Principal is repaid over 36 months after the interest-only period, with a balloon payment due at the end of the repayment period. Loans under the agreement are collateralized by substantially all of our assets other than our intellectual property rights. In addition, the secured loan agreement contains covenants restricting our ability to incur further indebtedness, pay dividends or make investments, subject to exceptions specified in the agreement. In connection with the secured loan agreement, we issued a warrant to the lender to purchase shares of our preferred stock, which will convert to a warrant for common stock upon the completion of this offering. The number of shares and exercise price in the warrant will be determined by a formula based on the timing and price of the next round of equity invested in our company, which we expect to be this offering. The warrant is exercisable for seven years from the date of issue, or three years after an initial public offering of our common stock.
      Our policy is to invest in cash equivalents, U.S. government obligations, high-grade municipal and corporate notes and commercial paper. Our investment objectives are, primarily, to assure liquidity and preservation of capital and, secondarily, to obtain investment income. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk. All of our investments in debt securities are recorded as available-for-sale and are recorded at cost plus accrued interest which approximates fair value due to their short duration.

Annual Cash Flows
      The following table summarizes our cash flow information for the years ended December 31, 2005, 2004 and 2003.

				Change
	Year Ended December 31,
				2004	2005
	2003	2004	2005	vs. 2003	vs. 2004

	(in thousands)

Net cash flows from:

Net cash used in operating activities	$(8,152)	$(9,011)	$(15,986)	$(859)	$(6,975)

Net cash provided by (used in) investing activities	764	(39)	(28,655)	(803)	(28,616)

Net cash provided by financing activities	16,570	29,632	20,752	13,062	(8,880)

Effect of exchange rate changes on cash and cash equivalents	—	—	112	—	112

Net increase (decrease) in cash and cash equivalents	9,183	20,582	(23,777)	11,399	(44,359)

Cash and cash equivalents at January 1	1,363	10,546	31,128	9,183	20,582

Cash and cash equivalents at December 31	$10,546	$31,128	$7,351	$20,582	$(23,777)

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Net cash used in operating activities increased $7.0 million to $16.0 million in 2005 compared to $9.0 million in 2004. The increase in cash used in operations in 2005 is due to a higher net loss from increased operating costs as QRX-401 advanced in phase I clinical trials, QRX-431 was licensed and entered toxicology and other preclinical trials and as work began on ospemifene and fispemifene, in preparation for phase III and phase II studies, respectively.
      Net cash used in investing activities increased $28.6 million to $28.7 million in 2005 compared to 2004. Underlying the increase in use of cash for investing activities in 2005 were $28.5 million of net purchase of short-term investments, $1.0 million used for acquisition costs, $1.0 million acquired in the acquisition of Hormos and $0.2 million used in the purchase of property and equipment. Cash used in investing activities for the same period in 2004 consisted of $39,000 for purchases of property and equipment.
      Net cash provided by financing activities decreased by $8.9 million in 2005 compared to 2004. The decrease resulted primarily from lower sales or issuances of preferred stock in 2005.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Net cash used in operating activities increased $0.9 million to $9.0 million in 2004 compared to $8.2 million in 2003. The increase in cash used in operations is due primarily to drug development and clinical trial expenses associated with QRX-401 and becocalcidiol.
      Net cash used in investing activities increased $0.8 million to $39,000 in 2004 compared to net cash provided by investing activities of $0.8 million in 2003. This increase resulted primarily from reduced maturities of our short-term investments in 2004 compared to 2003.
      Net cash provided by financing activities increased $13.1 million in 2004 compared to 2003. The increase in 2004 is due to proceeds of approximately $29.6 million from the sale of shares of our Series C and D Preferred Stock in 2004 compared with proceeds of approximately $16.6 million from the sale of shares of our Series B and C Preferred Stock in 2003.

Contractual Obligations and Commitments
      Our future contractual obligations at December 31, 2005 were as follows:

	Payments Due by Period

	Total	2006	2007-2008	2009-2010	After 2010

	(in thousands)

Capital lease obligations	$20	$20	$—	$—	$—

Operating lease obligations	5,808	1,025	2,000	1,999	784

Long-term debt	11,672	3,215	4,773	2,807	877

Total fixed contractual obligations	$17,500	$4,260	$6,773	$4,806	$1,661

      Our capital lease obligations include remaining payments due in 2006 on equipment acquired by Hormos through capital leases.
      Our commitments under operating leases consist of payments relating to our real estate leases in Ann Arbor, Michigan and real estate leases in Finland, which generally expire in 2010 and 2011, respectively. Hormos is a party to five separate real estate leases of office and laboratory space in Turku, Finland and Oulu, Finland. Two of these Hormos leases are long-term leases through 2011 which require monthly payments totaling approximately $0.8 million annually. The remaining Hormos facility leases require 15 months or less to terminate and have monthly payments totaling approximately $28,000 annually.
      We have entered into a number of license agreements for our product candidates. Generally these license agreements include initial licensing payments, milestone payments, royalties on future sales and patent maintenance costs. Future milestone payments are generally due on the achievement of certain development and regulatory milestones. Future milestone obligations under licensing agreements total $59.2 million, including a date-specific milestone payment of $0.1 million due in 2006. The achievement and timing of reaching prescribed milestones under these agreements and determination of royalties on future sales is uncertain.
      Our long-term debt consists of loans to Hormos from Finnish governmental agencies. At the time of our acquisition of Hormos in May 2005, it had $15.1 million in loans from Finnish governmental agencies, Tekes and Sitra, and $2.4 million in advances related to future Tekes loans, which we assumed. The loans are unsecured and generally are subordinated with a loan period of seven to ten years. Generally, the first several years of the loan are free of repayment. Under applicable Finnish law, interest or principal related to the notes can only be repaid when the company has adequate equity capital. Because Hormos lacks the requisite equity capital, no amounts outstanding under these loans are currently repayable. In December 2005, Tekes notified Hormos that repayment would not be required for certain loans totaling $2.6 million, including principal and accrued interest, associated with a research project which did not reach commercial feasibility. Also in December 2005, Sitra notified Hormos that a loan totaling $0.1 million, including principal and accrued interest, would not be required to be repaid. At December 31, 2005, loans to Hormos from Finnish governmental agencies totaled $11.7 million, net of unamortized discounts of $1.8 million.
Funding Requirements
      We expect to devote substantial resources to continue our research, development and commercialization efforts. Our funding requirements will depend on a number of forward-looking factors. These factors include, but are not limited to, the following:

•	the progress of preclinical development and clinical trials;

•	the number of product candidates we pursue or the expansion of existing product candidates to new indications;

•	the discovery, in-licensing or acquisition of additional technologies or product candidates that require financial commitments;

•	the time and costs involved in obtaining regulatory approvals, and the number of different regulatory agencies we seek approval from;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	our plans to establish sales, marketing and distribution capabilities;

•	the cost and timing of securing manufacturing capabilities for our product candidates and commercial products, if any;

•	the terms and timing of any collaborative, licensing and other arrangements we may establish;

•	the costs involved in filing, maintaining and prosecuting patent applications and enforcing or defending patent claims;

•	our revenues, if any, from successful development and commercialization of our products;

•	the costs of being a public company; and

•	the number of additional employees we hire.
      Following completion of this offering we anticipate incurring increased general and administrative expenses for directors and officers insurance, investor relations and professional fees associated with operating as a publicly traded company. Increases in general and administrative expenses will also likely include the hiring of additional personnel.
      We believe that our existing capital resources, including available borrowings of up to $12.0 million under our existing debt facility, and the net proceeds from this offering, together with interest thereon, will be sufficient to meet our projected operating requirements for at least the next 18 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our projection of financial requirements involves risks and uncertainties and actual results could vary as a result of a number of factors.
      If we need to raise funds in the future, we may be required to raise those funds through public or private financings, strategic relationships or other arrangements. We also intend to continue to pursue loans from Finnish government agencies. We cannot assure you that these funding sources, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-based Payment, which amends SFAS No. 123. The standard set forth in SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated financial statements of operations based on their fair values. The pro forma disclosure previously permitted under SFAS No. 123 will not be an acceptable alternative to recognition of expenses in the financial statements. The standard is effective for public companies for annual periods beginning after June 15, 2005. The adoption of SFAS No. 123(R) may have a material impact on our results of operations and net loss per share. We are currently in the process of evaluating the extent of such impact.
Off-Balance Sheet Arrangements
      Since inception, we have not engaged in any off-balance sheet activities, including the use of structured finance, special purpose entities, or variable interest entities.

Quantitative and Qualitative Disclosure About Market Risk
      The primary objective of our investment activities is to preserve principal. We also seek to maximize income from our investments without incurring significant risk. Some of the securities we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the marketable securities to fluctuate. To minimize this risk, we maintain our portfolio of cash, cash equivalents, and short-term investments in a variety of interest-bearing instruments, including United States government and agency securities, high-grade corporate bonds, commercial paper, and money market funds. We have not used derivative financial instruments for speculation or trading purposes. Due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.
      Historically, our Finnish subsidiary’s costs and expenses have been primarily denominated in Euros. Approximately 30% of the projected costs and expenses for 2006 of our Finnish subsidiary are denominated in Euros. If exchange rates change 10%, the impact on our net loss and cash used in operations would be $0.7 million. We do not hedge our foreign currency exposures.

BUSINESS
Overview
      We are a pharmaceutical company focused on discovering, licensing, developing and commercializing compounds in the endocrine, metabolic and cardiovascular therapeutic areas. We currently have four product candidates in clinical development and one compound that we expect to enter clinical development in the first half of 2006. Our two lead product candidates treat hormone deficiencies that result from aging in men and women. Ospemifene, our treatment for vaginal atrophy, a common problem associated with estrogen deficiency in post-menopausal women, is in phase III clinical testing. Fispemifene, our treatment for the symptoms of andropause in aging males, has recently entered phase II clinical testing. We also have two product candidates for the treatment of elevated cholesterol levels, QRX-401 and QRX-431, in phase I clinical trials and advanced preclinical development, respectively. Becocalcidiol, our topical product candidate for the treatment of mild to moderate psoriasis, has completed a phase IIb clinical trial. Our management team has extensive experience in pharmaceutical development, particularly in endocrine and cardiovascular therapies, having participated in over 60 clinical development programs in their careers. This team has contributed to over 30 programs involving approved drugs, ten of which reached annual sales in excess of $1 billion according to PharmaKey and include the world’s best selling pharmaceutical product, Lipitor.
Our Strategy
      Our goal is to build a successful pharmaceutical company that develops and commercializes products in the endocrine, metabolic and cardiovascular therapeutic areas. Our strategy is to leverage our extensive management expertise in order to:

•	Build and maintain a portfolio of product candidates. We believe that taking a portfolio approach to drug development balances risk by reducing our dependence on any one product candidate’s clinical or commercial success. Our objective is to have between three and five product candidates in clinical development at any time. We also seek to maintain a portfolio of product candidates at different stages of development in order to ensure that our clinical pipeline continues to have multiple product candidates.

•	Utilize focused criteria to select product candidates that we believe have a high likelihood of clinical success. Our management team has experience in all aspects of developing and commercializing drugs, including preclinical development, regulatory strategy, clinical trial management and commercialization. Part of our strategy is to utilize these skills to identify and in-license or acquire product candidates that we believe will have a high likelihood of success. We seek product candidates that:

•	have measurable, objective clinical endpoints that provide the ability to demonstrate proof of concept in human subjects early in the development process;

•	have established precedents for regulatory approval; and

•	fall within the areas of expertise of the management team.

•	Focus on product candidates that have a large commercial opportunity. We seek product candidates that will provide a substantial return on our investment. To achieve these returns we seek to identify and develop product candidates that meet the following criteria:

•	serve large markets with unmet medical needs;

•	are favorably differentiated from existing therapies; and

•	have a sufficiently long period of exclusivity to justify development.

•	Develop product opportunities in therapeutically aligned areas. We focus on developing treatments for endocrine, metabolic and cardiovascular therapeutic diseases. We believe that by having product candidates in therapeutically aligned areas we will be best positioned to leverage our clinical development expertise and regulatory knowledge. In addition, concentration in therapeutically aligned areas gives us the opportunity in the future to build sales and marketing infrastructure that can be utilized to sell multiple products.

      Using this strategy, we have built our current portfolio of four clinical stage product candidates and an advanced preclinical program. As we continue to build our company, we intend to extend our strategy by:

•	Developing our current portfolio of product candidates;

•	Leveraging our management expertise to expand our product pipeline;

•	Utilizing out-licensing and partnering opportunities, when appropriate;

•	Continuing to build our management capacity and capabilities as our needs expand; and

•	Developing sales and marketing capabilities, either on our own or in partnership with others, in order to commercialize our product candidates and maximize their value.
Our Product Pipeline
      The following table summarizes our product pipeline:

Product Candidate	Initial Indication	Development Stage	Marketing Rights

Ospemifene	Vaginal Atrophy	Phase III	Worldwide*
Fispemifene	Symptoms of Andropause	Phase II	Worldwide*
QRX-401	Elevated LDL	Phase I	Worldwide
QRX-431	Elevated LDL	Preclinical	Worldwide
Becocalcidiol	Mild to Moderate Psoriasis	Phase II	Worldwide

*	Subject to our licensor’s right to negotiate exclusive marketing rights in Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Russia and Sweden.
Ospemifene — A Treatment for Vaginal Atrophy
Description of Condition
      In North America, Europe and Japan, Scrip Reports estimates that in 2000 there were 145 million post-menopausal women, a number that is projected to increase as the median age of the population increases. Post-menopausal women suffer from a number of conditions as a result of a decline in estrogen levels. These conditions include decreased bone density, known as osteoporosis, hot flashes and vaginal atrophy. It is estimated that between 10% and 40% of post-menopausal women suffer from vaginal atrophy according to the medical journal Clinical Geriatrics.
      Vaginal atrophy is a common, chronic condition of post-menopausal women and is characterized by vaginal dryness, burning, irritation, itching, vaginal discharge and feeling of pressure. Dryness and irritation accompanying decreases in vaginal secretions and lubrication can often cause pain and/or bleeding during sexual intercourse. Associated urinary symptoms can include urinary frequency, pain on urination, urinary tract infections and incontinence. In contrast to hot flashes, which eventually disappear, vaginal atrophy persists as women age.
      Vaginal atrophy results from a decline in estrogen levels that causes thinning of the vaginal cell lining. This condition leads to a fragile vaginal mucous membrane characterized by decreased elasticity, paleness and disappearance of the small folds found in the vaginal wall. Vaginal secretions and blood flow to the vagina decrease, resulting in decreased lubrication. The decline in estrogen levels also leads to an increase in vaginal pH, creating an environment more susceptible to infection.

Product Candidate Characteristics
      Ospemifene is our product candidate for the treatment of vaginal atrophy. We have completed two phase II clinical trials of ospemifene in which it has demonstrated beneficial effects on vaginal cell maturation, indicating improvement in vaginal atrophy symptoms in post-menopausal women. Based on our completed clinical studies, ospemifene demonstrated beneficial effects on the symptoms of vaginal atrophy and, based on preclinical studies, positive effects on bone density. In addition, in a completed phase II clinical trial, ospemifene did not increase the frequency of hot flashes when compared to placebo. In January 2006, we initiated our first phase III clinical trial of ospemifene for vaginal atrophy. The trial is expected to take place in approximately 60 sites in the U.S. and will enroll approximately 800 patients.
      Ospemifene is differentiated from hormone replacement therapies such as estrogen. Ospemifene is a next generation selective estrogen receptor modulator, or SERM, which is a small molecule that selectively binds to estrogen receptors and either stimulates or blocks estrogen’s activity in different tissue types. SERMs block the actions of estrogen in certain tissues by occupying the estrogen receptors that transmit signals for cells to grow and divide. SERMs in development have been shown to mimic estrogen’s beneficial action in bone tissue but do not stimulate estrogen’s harmful effects in the breast and uterus which increases the risk of cancer.
Market Opportunity
      Hormone replacement therapy has long been the standard treatment for menopause related conditions, including vaginal atrophy. Hormone replacement therapy consists of treatment using medications containing one or more female hormones, most commonly estrogen and progestin.
      Hormone replacement therapy is effective in alleviating symptoms of vaginal atrophy but, after long-term use, increases the risk of breast and uterine cancer. In 1991, the National Heart, Lung and Blood Institute of the National Institutes of Health (NIH) launched the Women’s Health Initiative, a 15-year U.S. national health study involving over 161,000 women aged 50 to 79. The Women’s Health Initiative focused on strategies for preventing heart disease, breast cancer, colorectal cancer and osteoporosis in healthy post-menopausal women and included two clinical trials designed to test the effects of oral estrogen plus progestin and of oral estrogen alone on heart disease, osteoporotic fractures and breast and colorectal cancer risk. These studies were stopped early in July 2002 and February 2004, respectively, as the accumulated evidence suggested the overall health risks of long-term hormone replacement therapy outweighed the benefits from the therapy.
      In 2004, U.S. hormone replacement therapies sales for menopausal conditions were approximately $1.7 billion according to IMS Health. This represents a 30% decline from the level of sales prior to publication of the findings of the clinical studies from the Women’s Health Initiative. According to IMS Health, sales of hormone replacement products containing estrogen alone dropped from $1.5 billion in 2002 to $1.1 billion in 2004 in the United States, although still accounting for approximately 75% of total 2004 oral hormone replacement prescriptions. Estrogen therapy is often combined with other hormones, typically progestin, which is used to decrease the estrogen-related risk of uterine cancer. These combination therapies constituted approximately 25% of all U.S. oral hormone replacement prescriptions and had U.S. sales of $391 million in 2004, down from sales of approximately $783 million in 2002 according to IMS Health.
      Women and their physicians seeking alternatives to systemic hormone replacement therapies to treat vaginal atrophy typically turn to topical prescription-based hormone treatments. These products include vaginal delivery of estrogen in the form of creams, medicated vaginal suppositories and a hormone-releasing ring. Sales in the U.S. of prescription topical treatments for vaginal atrophy have increased by 35% to $232 million from 2002 to 2004. Vaginal delivery of estrogen diminishes, but does not eliminate, the risks of systemic exposure to estrogen. Over-the-counter topical vaginal lubricants and moisturizers are also commonly used, but these therapies are messy to apply. Further, over the counter topical treatments do not fundamentally change the mucous membrane of the vagina, and as a result offer only temporary relief of vaginal atrophy, little relief of associated local urinary symptoms, and can actually increase vaginal dryness after the lubricant dries.
      SERMs may offer another alternative to hormone replacement therapies because generally they have not been shown to increase the risk of breast or uterine cancer. The therapeutic effects of SERMs depend on the tissue specificity of each compound. Raloxifene, marketed as Evista by Eli Lilly, is an approved SERM for non-oncological treatment. Raloxifene is effective in treatment of osteoporosis because it is selective to bone tissue, but it has no effect on vaginal tissue and therefore does not treat vaginal atrophy. Further, according to its product label, raloxifene may increase the incidence of hot flashes. Lasofoxifene (Oporia), currently in clinical development by Pfizer for the treatment of vaginal atrophy, appears, based on published clinical data, to effectively treat osteoporosis and vaginal atrophy, but it also induces hot flashes. There are no published data on the treatment of vaginal atrophy using bazedoxifene, a SERM being developed by Wyeth.
      Our product candidate, ospemifene, has been shown in phase II studies to have beneficial effects on bone and vaginal atrophy and did not appear to induce hot flashes when compared to placebo. As a result of the limitations of current therapies, we believe that an oral therapeutic that effectively treats the symptoms of post-menopausal vaginal atrophy without increasing the risk of breast and uterine cancer and which does not induce hot flashes would be an important addition to the therapeutic choices of patients and their physicians.
Completed Clinical Trials

Phase II Clinical Trial — Comparison with Placebo
      In February 2001, we completed a randomized, double-blind, parallel group study of ospemifene versus placebo in 159 post-menopausal women at two study sites in Finland. In this trial, three dose levels of ospemifene (30, 60 or 90 mg once daily) were compared to placebo when administered for 12 weeks. This study was designed primarily to examine the effect of ospemifene on bone markers in blood and urine. We also measured other parameters including change in the vaginal maturation index, thickness of the uterine lining and blood hormone levels.
      This trial demonstrated that ospemifene had an estrogen-like effect on vaginal cells. Statistically significant changes were observed in the decrease in parabasal cells (p = 0.010, p = 0.005, and p = 0.002 for 30, 60 and 90 mg versus placebo, respectively) and increase in superficial cells (p = 0.028 and p = 0.007 for 60 and 90 mg versus placebo, respectively) as reflected in the vaginal maturation index compared to placebo for all doses except the changes observed for superficial cells with the 30 mg dose which did not reach statistical significance (p = 0.097). Statistical significance means that the finding is unlikely to be the result of chance and is often expressed as a “p-value.” A p-value is a statistical term that indicates the probability that a difference between treatment groups is random. The smaller the p-value, the lower the likelihood that the difference was random. Generally a p-value of less than 0.05 is considered to represent a statistically significant difference and means that there is a less than 5% chance that the same result could have been produced by random fluctuations.
      Further evidence of the positive effect of ospemifene was the improvement in vaginal dryness, particularly in patients receiving the 60 mg dose. In addition, ospemifene was found to be superior to placebo in reducing bone turnover. Bone turnover is the rate at which the bone builds up and breaks down. After menopause, women generally experience an increase in bone turnover, as bone is resorbed faster than it is replaced resulting in an increased rate of bone loss and increased risk of fractures. In this study, ospemifene was well-tolerated, no safety issues were observed and the reported adverse events represented an expected range of common symptoms and ailments not significantly different than placebo. Ospemifene did not increase the frequency of hot flashes or sweating when compared to placebo. As with all clinical trials, statistically significant results in our clinical trials may not necessarily be demonstrated in later stage clinical trials we may conduct.

Phase II Clinical Trial — Comparison with Raloxifene
      In January 2000, we completed a randomized, double-blind study of ospemifene versus raloxifene in 118 post-menopausal women at seven study sites in Finland. In this trial, three dose levels of ospemifene (30, 60 or 90 mg once daily) were compared to raloxifene 60 mg once daily when administered for 12 weeks. This trial demonstrated that all ospemifene dose levels had an estrogen-like effect on vaginal cells. Ospemifene caused statistically significant relative decreases in parabasal cells (p = 0.002 and p = 0.001 for 30 and 90 mg versus raloxifene, respectively) and increases in superficial cells (p = 0.001, p = 0.041 and p = 0.001 for 30, 60 and 90 mg versus raloxifene, respectively), as reflected in the vaginal maturation index, as compared to raloxifene for all dose levels except that changes observed for parabasal cells with 60 mg of ospemifene were not statistically significant (p = 0.057). Raloxifene did not induce changes in the vaginal maturation index. Ospemifene had similar effects on bone turnover to raloxifene. In this study, ospemifene was well-tolerated and no safety issues were observed.

Phase I Clinical Trials
      Ospemifene has been the subject of five completed phase I clinical trials with a total of 121 volunteers. These trials included single and multi-dose escalating studies and food effect studies. In these studies, ospemifene was well tolerated and no safety issues were observed.

Ongoing Phase III Clinical Trials
      In October 2005, we had an End of Phase II Meeting with the Division of Reproductive and Urologic Drug Products of the FDA to discuss the future development of ospemifene. Based on this meeting, we are conducting a phase III program to seek FDA approval of ospemifene for the treatment of vaginal atrophy. Our phase III program will consist of at least two phase III trials, the first of which was initiated in January 2006. The phase III clinical trial program may also include additional supportive trials examining bone markers and the potential for treatment of hot flashes. In addition, in order to file an NDA, we will be required to complete two two-year carcinogenicity studies that we expect to initiate in 2006 and will run in parallel with our phase III trials.
      Our first phase III clinical trial is a randomized, double-blind, placebo-controlled, parallel group pivotal study of ospemifene in the treatment of vaginal atrophy. We expect to enroll approximately 800 post-menopausal women in this study at approximately 60 study sites in the United States. Patients will receive 30 or 60 mg of ospemifene or placebo for 12 weeks. Following the treatment phase of the study, patients will be eligible to participate in a one-year extension study. Results from this study are expected in the first half of 2007. If the results from this study support our moving forward, we expect to initiate the second phase III trial of ospemifene in the second half of 2007.
      In designing our phase III clinical program for ospemifene, we have followed FDA published guidance for clinical evaluation of estrogen/progestin drug products used for hormone replacement therapy. This guidance is intended to provide recommendations for studies of estrogen/progestin drug products for the treatment of moderate to severe vaginal atrophy symptoms associated with menopause. The guidance recommends that three primary efficacy analyses demonstrate a statistically significant improvement versus placebo from baseline to week 12 in all three of the following parameters:

(1) vaginal maturation index, with an improvement reflected by a decrease of parabasal vaginal cells and increase in superficial vaginal cells;

(2) vaginal pH, with an improvement reflected by a lowering of vaginal pH; and

(3) the moderate to severe symptom identified by the patient as being most bothersome to her.
      In our meeting with the FDA, the FDA confirmed to us that these endpoints would also apply to clinical trials involving SERMs, and specifically to ospemifene. In our phase II studies, we have shown a statistically significant improvement in the vaginal maturation index as described above. In our phase III studies, our goal is to confirm improvement in the vaginal maturation index and achieve the vaginal pH and most bothersome symptoms endpoints.
Fispemifene — A Treatment for the Symptoms of Andropause

Description of Condition
      Andropause is a result of a gradual decline in testosterone levels that occurs naturally as men age, a phenomenon similar to menopause in women. Testosterone, an androgen, is the predominant male sex hormone. According to a recent World Health Organization report, testosterone progressively declines as men age, with 20% of men aged 60 to 80 and 33% of men over 80 having lower than normal levels of testosterone. Andropause is linked to a range of conditions including fatigue, reduced interest in sexual activity, erectile dysfunction, reductions in muscle mass, strength and agility, mood changes, hair loss, and breast enlargement. Other longer term medical issues have also been associated with low testosterone including reduced sperm production and infertility, osteoporosis, depression and heart disease. The severity and type of andropause symptoms and the age at which symptoms first occur can differ greatly among men.
      The production of testosterone in men is controlled by the hypothalamus and pituitary gland. Under normal circumstances, the release of two hormones, luteinizing hormone (LH) and follicle stimulating hormone (FSH), stimulates production of testosterone and estrogen from the testes. Testosterone and estrogen in turn feedback to the hypothalamus and pituitary gland. When adequate amounts of testosterone and estrogen have been produced, the hypothalamus and pituitary recognize this and decrease the release of LH and FSH. When either estrogen or testosterone feedback is blocked, an increase in LH and FSH occurs, stimulating the testes to produce more testosterone.

Product Candidate Characteristics
      Fispemifene is our product candidate for the treatment of the symptoms of andropause. Unlike testosterone replacement therapies, fispemifene utilizes the body’s normal feedback mechanism to increase testosterone levels into, but not beyond, the normal range. Under normal circumstances, testosterone and estrogen secretion from the testes are regulated by the pituitary hormones, LH and FSH. Testosterone and estrogen in turn feed back to the hypothalamus and pituitary to prevent excessive secretion. By blocking estrogen feedback to the pituitary with a drug like fispemifene, the pituitary increases LH and FSH secretion which increases testosterone secretion. As these rising testosterone levels feed back to the pituitary, LH and FSH secretion return toward normal and testosterone reaches a new, albeit higher, steady state level. Based on this mechanism of action, fispemifene is being studied for the treatment of androgen deficiency and associated symptoms in aging men. We believe that increased production of testosterone may treat many of the symptoms of andropause. In a multiple-dose phase I study we conducted in healthy men, fispemifene increased total testosterone levels after 28 days of treatment.
      Fispemifene’s direct effect on tissues other than the hypothalamus and pituitary gland may provide additional benefits in patients with andropause. Because fispemifene has selective tissue effects, it has estrogen-blocking effects in some tissue, while having estrogen-like effects in other tissue. For example, fispemifene’s direct estrogen blocking effects on breast may be useful in treatment of breast enlargement, while its direct estrogen-like effect on bone may increase bone mass. In addition, we have demonstrated preclinically the estrogen blocking effects of fispemifene on the prostate, which may help reduce certain risks associated with estrogen, including prostate cancer and increase in prostate size.

Market Opportunity
      Recent advances in the sensitivity of testing for bioavailable testosterone have significantly enhanced the ability of physicians to diagnose and treat andropause. In addition, the growth of the aging population is driving a significant increase in the number of older male patients that may benefit from treatments for the symptoms of andropause. The symptoms of andropause are most commonly treated with testosterone replacement therapy. The current market for testosterone replacement consists primarily of topical or injectable products. Testosterone replacement products are designed to provide exogenous testosterone to supplement the low levels of testosterone seen in aging men but do not address the mechanism which causes andropause.
      Currently, gel and patch formulations of testosterone are the most commonly prescribed replacement therapies. According to IMS Health, in the United States alone, sales for this topical category reached approximately $538 million in 2004, a growth of 40% compared to 2003, and almost doubling since 2002. In the same two-year period, U.S. prescriptions grew 25%, from 1.9 million in 2002 to nearly 2.4 million in 2004. Androgel, marketed by Solvay, is the U.S. market leader with a nearly 60% market share of prescriptions and sales of almost $400 million in 2004 according to IMS Health. Approximately half of patients prescribed topical testosterone products are between 46 and 65 years old as reported by IMS Health.

Topical products have certain cosmetic and practical limitations, such as messiness. Intramuscular injections of testosterone are effective but are painful and inconvenient. Oral androgen therapy is rarely used because of poor bioavailability or the potential risk of life-threatening liver toxicity.
      The therapeutic goal of testosterone replacement therapy is to normalize the blood serum testosterone concentration in men to mid to low young adult serum levels and to avoid elevated testosterone levels. In spite of this goal, elevated testosterone levels do occur with replacement therapy and can lead to problems including prostate enlargement and clinically meaningful elevations in blood hemoglobin levels that can increase the risk of vascular problems, including stroke. We believe that an oral therapeutic option that could elevate testosterone levels into the normal physiologic range without increasing the risk of prostate enlargement and elevated blood hemoglobin levels would be an important therapeutic option for the treatment of the symptoms of andropause.

Completed Clinical Trials

Phase I Clinical Trial — Multiple Dose Tolerance Study
      In September 2002, we completed a randomized, double-blind, placebo-controlled, ascending multiple-dose study of fispemifene in 31 healthy older male subjects at a single site in Finland. This study demonstrated that fispemifene was well tolerated at doses of 10, 30, 100 and 300 mg administered once daily for 28 days. As secondary objectives, the pharmacokinetics and pharmacodynamics (serum hormone levels) of fispemifene were also studied. The increase of the mean total testosterone over baseline on days 15, 22 and 28 was approximately 75% with 300 mg of fispemifene, which constituted a statistically significant change (p < 0.01) as indicated in Figure A below. The increase of the mean total testosterone level with doses of fispemifene lower than 300 mg was not statistically significant and has been omitted from the graph.
Figure A. Testosterone Values Observed in Phase I Clinical Trial
Multiple Dose Tolerance Study

*    Measurements at days 15, 22 and 28 were statistically significant (p < 0.01).

Phase I Clinical Trial — Single Dose Tolerance Study
      In November 2001, we completed a randomized, double-blind, placebo-controlled, ascending single dose alternating group study of fispemifene in 20 healthy male volunteers at a single site in the United Kingdom.

The primary objective was to study the safety and tolerability of the drug. As secondary objectives, the pharmacokinetics and pharmacodynamics of fispemifene were studied. Six dose levels were included in the study: 10 mg, 30 mg, 100 mg, 300 mg, 600 mg, and 1200 mg. Fispemifene was well tolerated at all dose levels and there was no evidence of dose or treatment-related trends in the number or severity of adverse events.

Phase II Clinical Trial — Study of Patients with Low Testosterone
      To date, all clinical studies of fispemifene have occurred outside of the United States. In November 2005, we submitted an initial IND filing to the FDA for fispemifene in the treatment of low testosterone in aging men. In the first quarter of 2006, we initiated a randomized, double-blind, placebo-controlled, parallel group phase II study of fispemifene in the treatment of low testosterone in older men. This study will seek to enroll approximately 100 older men with low testosterone levels at approximately 20 study sites in the United States. Patients will receive either 100, 200, or 300 mg fispemifene or placebo for 28 days. The primary efficacy parameter will be testosterone increases relative to baseline. Safety parameters will include assessment of prostate volume in addition to routine safety monitoring. Results from this study are expected in early 2007. Our phase II program for fispemifene will include multiple phase II trials. If the results from the first phase II study support our moving forward with this program, we expect to initiate our second phase II trail of fispemifene in the first half of 2007.
QRX-401 and QRX-431 — Treatments of Elevated LDL Cholesterol and Lp(a) Levels

Description of Condition
      According to the American Heart Association (AHA), approximately 71 million people in the United States have one or more forms of cardiovascular disease, including coronary heart disease. Coronary heart disease is the leading cause of death in the United States, responsible for over 479,000 deaths in 2003. Coronary heart disease is caused by deposition of cholesterol, a type of lipid, in the coronary arteries leading to coronary arteriosclerosis, a condition that may lead to chest pain, heart attack or debilitating and potentially fatal heart disease. According to the AHA, at least 13.2 million Americans alive today have suffered from such conditions. In addition, arteriosclerosis can occur in other blood vessels, particularly those supplying blood to the brain, leading to stroke and other cerebrovascular conditions. High levels of LDL cholesterol, the so-called “bad cholesterol,” which can result from various factors including a genetic predisposition, a diet high in saturated fats, lack of exercise or diabetes, have been conclusively shown to be a major cause of coronary heart disease.
      A series of recent landmark clinical trials using drugs that inhibit cholesterol production in the liver, called statins, confirmed that decreasing high LDL cholesterol reduces the risk of coronary artery disease and stroke. In 1985, the United States National Heart, Lung, and Blood Institute of the NIH launched the National Cholesterol Education Program (NCEP) with the goal of reducing coronary heart disease by reducing the percentage of Americans with high cholesterol. Treatment guidelines issued by the NCEP have advocated increasingly lower LDL cholesterol treatment targets as new scientific data has emerged. Despite this awareness, in the major pharmaceuticals markets, over 300 million people have cholesterol disorders and of these, almost 180 million remain undiagnosed, and less than 32% are receiving any form of lipid drug treatment, according to Datamonitor’s 2003 estimates. It is expected that the number of patients needing cholesterol-lowering therapy will continue to grow because of an aging population and the increasing number of people with diabetes.
      In addition to lowering LDL cholesterol levels, therapies are being developed to lower triglycerides, a different form of fat, to increase HDL cholesterol, the so-called “good cholesterol,” and to lower other lipoproteins that may contribute to coronary heart disease and strokes. Lipoproteins are proteins which transport fatty substances in the blood stream to and from the liver. One of these lipoproteins is Lp(a), which has a shape similar to blood clotting proteins and may encourage blood to clot when Lp(a) levels are high. Lp(a) has been shown to be an important independent variable for prediction of risk of cardiovascular disease after LDL cholesterol and HDL cholesterol, as demonstrated in patients with coronary heart disease, stroke and premature peripheral vascular disease and in the aging. Epidemiological studies indicate that high levels of Lp(a) are associated with an increased frequency of stroke and coronary heart disease. Large studies confirming the effect of lowering Lp(a) have not yet been conducted. To date, there are no drugs approved for the treatment of elevated Lp(a) levels. Nevertheless, it is generally believed that lowering Lp(a) could be beneficial and contribute to a further reduction of the incidence of stroke and coronary heart disease.

Product Candidate Characteristics

QRX-401
      We are developing QRX-401 as a potential new therapy for the treatment of patients with elevated levels of LDL cholesterol and Lp(a). QRX-401 appears to be unique in its mechanism for lowering LDL cholesterol and Lp(a). The liver synthesizes cholesterol, converting it into either bile acids or particles such as LDL cholesterol. The farnesyl X receptor, or FXR, indirectly regulates this conversion of cholesterol into bile acids by the liver. QRX-401 has been shown in preclinical studies to be an FXR antagonist, which means that it blocks the stimulation of the FXR. Blocking the stimulation of the FXR causes an increase in bile acid formation and a consequent decrease in the amount of cholesterol available for LDL cholesterol formation by the liver. Other mechanisms may also contribute to the observed effects of QRX-401 on LDL cholesterol and Lp(a) in animal models. In our phase I trials, QRX-401 has not demonstrated the ability to consistently and meaningfully lower LDL levels in healthy volunteers at any doses tested as a monotherapy. We are currently completing a trial of QRX-401 in combination with a statin. We expect the results of this trial to be available in the second quater of 2006, and if we do not observe that QRX-401 is effective in lowering LDL cholesterol in this combination study, it is unlikely that we will proceed with further development of QRX-401.

QRX-431
      We are also developing QRX-431 for the treatment of elevated levels of LDL cholesterol and Lp(a). QRX-431 activates the thyroid beta receptor, which is a known mechanism for lowering LDL cholesterol and Lp(a). The naturally occurring thyroid hormone, T3, has been shown to lower LDL cholesterol and Lp(a) through its effects on the thyroid beta receptor, but T3 also stimulates the thyroid alpha receptor which produces potentially harmful increases in heart rate. This lack of tissue specificity renders T3 unacceptable as a therapy to lower cholesterol because of the elevation in heart rate. QRX-431 is selective to the thyroid beta receptor and, as a result, has been shown in our preclinical studies to lower LDL cholesterol and Lp(a) and not affect heart rate. Further, in preclinical monkey studies, QRX-431 was observed to be selectively taken up by the liver relative to the heart. In the monkey studies, QRX-431 also caused an average weight loss of 3% to 4% after seven days of treatment, which may indicate the potential of QRX-431 to act as a weight loss therapy.
      In preclinical studies with QRX-431, it was observed that this product candidate stimulated reverse cholesterol transport, or RCT, in mice. RCT is an important protective mechanism involving the transport of cholesterol from the arteries, including plaques which may cause strokes, back to the liver. QRX-431 stimulates several steps in RCT including stimulation of the HDL receptor SR-B1 and increasing bile acid synthesis and removal. This suggests that QRX-431 might be a candidate for treatment and prevention of cardiovascular disease in humans independent of its effects on LDL cholesterol and Lp(a).

Market Opportunity
      According to Datamonitor, in 2004, the market for prescription lipid disorder treatments reached approximately $26 billion worldwide, making it the single largest pharmaceutical category. Much of this growth was driven by statins, which accounted for approximately 87% of sales. Non-statin therapies, including fibrates, niacin and cholesterol absorption inhibitors, have also seen an increase in use, in particular in combination with low dose statins, a recent example being Vytorin, a cholesterol absorption inhibitor marketed by Merck/Schering-Plough.
      The lowering of LDL cholesterol continues to be the primary focus of current therapeutic strategies aimed at reducing the risk of cardiovascular events in patients with elevated cholesterol. A significant gap remains, however, between the number of patients who would benefit from therapy and those who are actually achieving treatment goals. For example, the results of a recent survey in the United States, the Lipid Treatment Assessment Project, published by the American Medical Association reported that 37% of patients at high risk of developing coronary heart disease and only 18% of patients with established coronary heart disease actually achieved the LDL cholesterol values recommended by the NCEP guidelines.
      Among currently available cholesterol lowering therapies, statins are the most widely used because they are considered to be the most effective. Troublesome or serious side effects may limit the utility of statins in some patients. Muscle pain resulting from statin therapy, while not considered a serious complication, may affect quality of life and lead to lack of compliance, treatment at less than optimal doses or withdrawal from therapy. Rare serious side effects such as muscle damage, a breakdown of skeletal muscle cells and liver toxicity preclude the use of statins in older individuals or in patients with kidney or liver disease.
      Statins are sometimes combined with other therapies to limit the statin dose in patients who cannot tolerate higher doses and to achieve LDL cholesterol target levels in patients for whom use of statins alone is not sufficient. Combining statin therapy with some other types of cholesterol lowering drugs may cause adverse side effects resulting from the interaction of statins with the other drugs. In addition, certain of the drugs that are used in combination with statins have adverse side effects themselves, including adverse liver and gastrointestinal effects and facial flushing. Because of these side effects, new treatments to use in combination with statins are being sought.
      While statin therapy has proven to be safe and effective in the majority of patients for lowering LDL cholesterol, it does not address all cardiovascular risk factors. Statins have only small beneficial effects on elevated triglycerides and HDL cholesterol and no effect on Lp(a). We believe a drug that reduces LDL cholesterol and Lp(a) and that can be used either alone or in combination with statins would produce additional benefits over existing therapies.

Development Program — QRX-401

Phase I Clinical Trials — Single and Multiple Dose Tolerance Studies up to 150 mg
      In June 2004 we began our initial single dose tolerance phase I study with QRX-401. Since that time, we have completed a total of three single and multiple dose tolerance studies with a total of 152 normal volunteers with doses of up to 150 mg/day for 14 days. In all of these studies, QRX-401 has been well-tolerated and no safety issues were observed. In one of these studies, a phase I study of QRX-401 in doses between 75 mg/day and 150 mg/day for 14 days in healthy volunteers, there did not appear to be meaningful differences in any overall lipid parameter between treatment groups at doses of 75 mg/day up to 150 mg/day and placebo.

Phase I Clinical Trial — Food Effect Study
      In June 2005, we completed a single-center, randomized, balanced, single-dose, crossover study of the pharmacokinetics of 150 mg QRX-401 in fed and fasted healthy male subjects. This trial demonstrated that QRX-401 was rapidly absorbed and metabolized. In addition, the trial showed that safety and tolerability parameters were similar between the fasted and fed states.

Phase I Clinical Trial — Multiple Dose Tolerance Study of 250 mg
      We have recently completed a multiple-dose tolerance study of 250 mg in healthy male volunteers to assess the safety and tolerance of QRX-401 when administered once daily for two weeks. In this study, QRX-401 was well-tolerated and no safety issues were observed. Based upon our preliminary analysis of results from this study, there were no meaningful differences in LDL cholesterol between treatment groups receiving 250 mg/day of QRX-401 and those receiving placebo.

Ongoing Phase I Clinical Trial — Statin Interaction Study
      We are currently conducting a multiple-dose pharmacokinetic drug interaction study between QRX-401 and simvastatin, a commonly used statin marketed as Zocor by Merck & Co., in healthy male volunteers to evaluate the potential for a pharmacokinetic drug interaction of QRX-401 on simvastatin as well as to assess the safety, tolerance and pharmacodynamic effects of the co-administration of QRX-401 and simvastatin when administered once daily for two weeks. A secondary objective is to evaluate the potential for a pharmacokinetic drug interaction of simvastatin on QRX-401 as compared to historical single dose 250 mg

QRX-401 pharmacokinetic data. All subjects have been dosed to date. The results from this study are expected in the second quarter of 2006.
Development Program — QRX-431

Preclinical Studies
      A preclinical study of QRX-431 in cynomolgus monkeys was published in Endocrinology in 2004. The monkeys were treated either with the natural T3 hormone or QRX-431 once daily for seven days. The group treated with QRX-431 demonstrated no statistically significant increase in heart rate (p < 0.05). Reductions in LDL cholesterol and Lp(a) levels and a 3% to 4% weight reduction in this group were observed. The differences between the QRX-431 group and the T3 group were statistically significant for each of the markers (p < 0.05). The results of the study are shown in Figure B below comparing T3 to QRX-431 (referred to as GC-1 in the graph).
Figure B.     7 Day Treatment in Cynomolgus Monkeys

* Measurements were statistically significant (p<0.05)
G. J. Grover, D.M. Egan, P.G. Sleph, B.C. Beehler, G. Chiellini, N. Nguyen, J.D. Baxter and T.S. Scanlan, “Effects of the Thyroid Hormone Receptor Agonist GC-1 on Metabolic Rate and Cholesterol in Rats and Primates: Selective Actions Relative to 3,5,39- Triiodo-L-Thyronine,” Endocrinology, April 2004 (4), 145, 1656 -1661. Copyright 2004 by The Endocrine Society.

Planned Clinical Trial
      We plan to submit an initial IND filing for QRX-431 in the treatment of lipid disorders in the first half of 2006 and initiate a phase I trial shortly thereafter. Supportive toxicology and safety pharmacology studies have been conducted and are currently being summarized. The phase I clinical program will consist of single and multiple rising dose tolerance studies, a food effect study, and a drug interaction study with a statin product. We expect to complete our phase I clinical program in 2007 and, if the results support our moving forward with this program, initiate phase II studies thereafter.
Becocalcidiol — A Topical Treatment for Psoriasis

Description of Condition
      Psoriasis is a chronic disease of the skin characterized by red patches covered with white scales, or plaques, that can occur on any part of the body. Psoriasis usually develops in individuals between 15 and 35 years of age, but can develop at any time. In addition to its cosmetic aspect, psoriasis can have a profound effect on quality of life depending on location on the body and how much of the body is affected. Psoriasis is a very common condition. According to a 2004 Datamonitor publication, it is estimated that 1% to 3% of the adult population have the disease with various forms of severity and that over 18 million people in the United

States, Japan, France, Germany, Italy, Spain and the United Kingdom suffer from the disease. In these markets, Datamonitor estimates that that approximately 10 million patients are currently diagnosed with psoriasis and that approximately 81% of these patients receive treatment with topical therapies. In the United States, approximately 4.1 million patients are currently diagnosed with psoriasis and that approximately 87% of these patients receive topical therapy treatments according to Datamonitor estimates.

Product Candidate Characteristics
      Becocalcidiol is our product candidate for the treatment of mild to moderate psoriasis. Becocalcidiol is a novel topical calcitriol analog. Topical selective calcitriol and its analogs have been shown for many years to be effective in the treatment of psoriasis. Based on our completed phase IIb study, becocalcidiol was statistically superior to vehicle in reducing plaque (p < 0.001 PGA; p = 0.005 PSS) and did not result in excessive blood calcium levels, a side effect of existing calcitriol topical treatments for psoriasis. This allows the potential for use of becocalcidiol at higher doses and/or on larger body surface areas than can be achieved with existing calcitriol topical products. We believe that the ability to treat patients with higher doses may in turn offer the potential for enhanced efficacy. In our clinical and preclinical studies, becocalcidiol has been well tolerated with a low incidence of skin irritation.
      Becocalcidiol has been formulated into an ointment, and has undergone preliminary formulation work for cream, mousse and lotion forms that all appear feasible and which could provide a range of presentation options to address different patient needs. Becocalcidiol has also successfully undergone pre-formulation feasibility work for combination with a topical steroid and a topical retinoid, two existing treatments for psoriasis.

Market Opportunity
      Global sales of topical products for the treatment of psoriasis were approximately $532 million for the twelve month period ended October 2005, with almost 70% of these sales coming from existing topical calcitriol based products according to IMS Health. Other available topical agents include corticosteroids, keratolytics, anthralin, coal tar and retinoids. While each of these existing topical treatments has been shown to produce some clinical benefit, each has also been associated with undesirable side effects, including skin irritation, odor and staining of the skin. Physicians often switch or rotate therapies to try to avoid such problems or improve efficacy. Topical products are mainly used for mild to moderate psoriasis; recently, new systemic products have been approved for the treatment of moderate to severe psoriasis. As use of these much more expensive therapies increases, the overall value of the total market for psoriasis products is projected to grow significantly.
      Corticosteroids and calcitriol analogs, either alone or in combination, are the most popular of topical treatments. Steroids can quickly clear lesions, but they typically do not produce long remissions and repeated use can be associated with a thinning of the outer layers of the skin and other undesired skin changes. All currently marketed calcitriol and calcitriol analog based products have reported cases of excessive blood levels of calcium, which can result in kidney and other potentially serious problems. These existing products are also reported to exhibit frequent skin irritation that may reduce patient compliance and encourage switching of therapies. Calcipotriol, a topical calcitriol analog marketed by Warner Chilcott as Dovonex, is the only topical calcipotrol available in the United States. Calcipotriene/betamethason dipropionate, a calcipotrol with a topical steroid, is expected to be marketed by Warner Chilcott as Taclonex in the United States. In Europe, other topical calcitriol agents are also available, as is a combination of calcipotriol with a topical steroid.

Completed Clinical Trials

Phase IIb Clinical Trial — Whole Body Proof of Concept Study
      In March 2005, we completed a randomized, double-blind, parallel group, vehicle-controlled study of becocalcidiol in 185 patients with mild to moderate chronic psoriasis at 12 centers in the United States. In this trial, two dose regimens of becocalcidiol ointment, 75 mg/g ointment applied once daily (low dose) and 75 mg/g ointment applied twice daily (high dose), were compared to a vehicle ointment not containing any drug. The primary study endpoints were a Physician’s Global Assessment (PGA) reflecting the percentage of patients with all plaques on body cleared or almost cleared, and a Psoriasis Symptom Score (PSS) based on two to four target plaques selected at baseline. Efficacy was assessed following eight weeks of therapy.
      This trial demonstrated that treatment with high dose and low dose becocalcidiol resulted in a statistically significant improvement in PGA score compared to vehicle (p < 0.001 high dose; p = 0.027 low dose). In addition, all plaques were cleared or almost cleared in 31% and 20% of patients treated in this trial with high and low dose becocalcidiol, respectively, compared to 6% patients treated with vehicle. Patients in the high dose becocalcidiol group achieved a statistically significant improvement in PSS score (p = 0.005) from baseline as compared to patients in the vehicle group (p < 0.001 high dose; p = 0.027 low dose). Becocalcidiol was generally well-tolerated in this study with a low incidence of skin irritation and no change in blood calcium levels.

Phase IIa Clinical Trials
      In October 2003, we completed two phase IIa clinical trials. These two trials enrolled a total of 152 patients. Patients were treated for two weeks in one study and 12 weeks in the other study. These studies were conducted at low doses compared to our phase IIb trial described above. We observed initial indications of efficacy that demonstrated the need to proceed to the higher doses. We have now studied higher doses in our phase IIb trial. Becocalcidiol was generally well-tolerated in both of these phase IIa studies. No clinically significant changes in blood or urine calcium levels were observed.
Planned Development
      Because becocalcidiol is outside our core therapeutic areas, we are evaluating alternatives for continued development of this product candidate, including seeking a partner for further development and commercialization. We are also currently working on improved synthetic manufacturing methods for becocalcidiol.
Our Preclinical and Discovery Programs
      Our preclinical and discovery programs are primarily conducted by Hormos, our wholly owned Finnish subsidiary which we acquired in May 2005. Over the last seven years, Hormos has built a drug discovery capability that is focused on discovering and developing novel pharmaceutical compounds involving the tissue specific regulation of estrogen effects for the treatment of certain age-related diseases. Hormos’s discovery efforts are aided by the potential for Finnish government research loans and grants offered for drug discovery in Finland.
      We are focusing our research on SERMs and 17b hydroxysteroid dehydrogenases, or HSDIs. We are enhancing and following the work already completed with ospemifene and fispemifene in the SERM area, and particularly focusing on the treatment of hot flashes in women. We have built up a SERM library in which several molecules show no estrogen-like effect in breast or uterine tissue, but estrogen-like effect in the central nervous system, which should have a positive effect in treating hot flashes in menopausal women. HSDIs are selective inhibitors to prevent the conversion of estrone to estradiol and therefore cause relative estrogen deficiency in selected tissues. We believe HSDIs could be useful for endometriosis and uterine fibroids in women and may have applications for shrinking prostate size in men. We hope to identify at least one lead candidate from our preclinical programs in 2007.
      We have nine scientists and eight technicians working in our chemistry and pharmacology laboratories at our research division in Finland. Senior members of our research division have extensive experience in drug discovery and development at companies such as Farmos, Orion and Schering and with a wide variety of products, including hormonal products. Prior to joining Hormos, certain members of this research team participated in the discovery of the SERM compound toremifene, marketed as Fareston by GTx, and participated in its worldwide development for the treatment of breast cancer. Our resources in Finland enable us to focus on the most critical elements of drug discovery, namely developing and running key high throughput screening of compound libraries and optimizing lead compounds. We also have access to a state of the art animal facility allowing key small scale in vivo experiments to be done in a timely manner.
      Hormos also supports our clinical development activities by providing expertise and resources in pharmacokinetics, pharmaceutical product development and project management. The development staff consists of ten members, eight of whom are scientists. Bioanalytics is done in our GLP-approved laboratory. Our GMP approved in-house resource allows tablet development and stability studies and release of products for clinical studies. The team leader for our GMP work has extensive experience in product development, outsourcing of manufacturing and NDA filings relating to hormonal products.
Sales and Marketing
      We do not have sales or marketing personnel. In order to commercialize any products that are approved for commercial sale, we must either build a sales and marketing infrastructure or collaborate with third parties with sales and marketing experience. We expect that we may build our own sales and marketing infrastructure to market some of our product candidates. We expect that we will out-license or enter into collaboration agreements for the commercialization of other product candidates, particularly in the case of product candidates, such as our product candidates for treating elevated cholesterol levels, where the sales and marketing infrastructure required to maximize their value is larger than is practical for a company of our size.
Intellectual Property
      Our policy is to protect the technology that we consider important to our business. We will be able to protect our technology from unauthorized use by third parties only to the extent it is effectively maintained as a trade secret or is covered by valid and enforceable patents and trademarks.
      Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for: (a) 20 years from the earliest effective filing date, if the patent application was filed on or after June 8, 1995, or (b) 17 years from the issue date or 20 years from the earliest effective filing date, whichever is later, if the patent application was filed prior to June 8, 1995. The length of these effective terms assume all maintenance fees are paid.
      In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The duration of foreign patents varies in accordance with provisions of applicable local law.
      The actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents.
      We actively seek to obtain patent protection on the technology that we consider important to our business, including chemical species, compositions and forms, their methods of use and processes for their manufacture. In addition to seeking patent protection in the United States, we generally file patent applications in Australia, Canada, Western European countries, Japan, Mexico and additional foreign countries on a selective basis in order to further protect the inventions that we consider potentially important to the development of our business.
      For ospemifene, we have obtained an issued patent covering the use of ospemifene for the treatment of climacteric disorders in women during or after menopause. The patent will expire, assuming all maintenance fees or annuities are paid, in the United States in 2020, in Australia in 2021, in New Zealand in 2021 and in South Africa in 2021. A patent on the subject matter has also been approved for issue in Europe.
      We also have a license from Orion under its patents covering the use of ospemifene in a dosage formulation suitable for use in a variety of indications. The patent will expire, assuming all maintenance fees or annuities are paid, in the United States in 2015, in Europe in 2015, in Australia in 2015, in Israel in 2015, in Norway in 2015, in New Zealand in 2015 and in South Africa in 2015. The license from Orion also grants us rights under Orion’s patent claiming the use of ospemifene as a serum cholesterol lowering agent. This patent expires, assuming all maintenance fees or annuities are paid, in the United States in 2017, in Australia in 2017, in Europe in 2017 and in New Zealand in 2017. Our license rights from Orion are exclusive worldwide, subject to a right of first refusal retained by Orion for Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Russia and Sweden.
      For fispemifene, we have obtained an issued patent covering triphenylalkene derivatives (including fispemifene) and their use as selective estrogen receptor modulators. Orion owns an undivided interest in this patent and we have entered into a license agreement with Orion under this patent. Our license rights from Orion are exclusive worldwide, subject to a right of first refusal retained by Orion for Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Russia and Sweden. This patent will expire, assuming all maintenance fees or annuities are paid, in the United States on November 15, 2020. This patent will also expire, assuming all maintenance fees or annuities are paid, in Indonesia in 2020, in New Zealand in 2020, in Singapore in 2020, in Taiwan in 2020 and in South Africa in 2020.
      A third party holds an issued United States patent related to the use of an anti-estrogen for use in the treatment of androgen deficiency and related disorders. Zonagen, Inc., a pharmaceutical company also developing a treatment for testosterone deficiency in men using a compound that is named in the patent, requested a reexamination of this patent from the PTO on the grounds that the claims of the third party’s patent were invalid because they were disclosed in printed publications before the date of the invention. In June 2005, the PTO determined that the claims, as amended during this reexamination, were patentable in view of the publications under consideration. Zonagen has subsequently stated in its public filings that it intends to seek further reexamination of this third party patent based on additional prior art publications not previously considered by the PTO. If, as a result of this further reexamination, the patentability of the claims is confirmed by the PTO, the patent’s scope could cover our intended use of fispemifene. Even if Zonagen is not successful in its attempt to invalidate all of the claims of the patent, our intended use may be covered by any surviving claims. The patent holder could bring a claim against us alleging that our fispemifene product candidate infringes the patent. We believe we would have valid defenses to any such claim; however, notwithstanding any defenses we may assert, if such an infringement claim were successful, we would need to obtain a license from the patent-holder in order to commercialize fispemifene in the United States. If such a license were necessary but not available to us on acceptable terms or at all, we may not be able to commercialize fispemifene at all in the United States.
      For QRX-401, we have a license from Genzyme Corporation (formerly Ilex Products, Inc.) under its patent claiming the composition of matter of QRX-401 and its use as a cholesterol lowering agent. This patent expires in the United States in 2021. Our rights under this patent are worldwide and exclusive in the field of lipid disorders, atherosclerosis and all other cardiovascular related diseases.
      For QRX-431, we have a license from EndoChem, Inc. under patents it licensed from the University of California claiming the composition of QRX-431 and its use in the treatment of hyperlipidemia, obesity and diabetes. This patent expires in 2017. Our rights under this patent are exclusive and worldwide for all therapeutic applications.
      For becocalcidiol, we have a license from Deltanoid Pharmaceuticals, Inc. under its patent rights obtained from the Wisconsin Alumni Research Foundation claiming the composition of becocalcidiol and its use in the treatment of psoriasis. Our rights under these patents are worldwide. These patents expire in 2022. Our license rights under these patents are limited to this compound and are for topical treatments of skin diseases.
      In addition to the foregoing patents, we or our licensors, have also filed various patent applications in certain countries to obtain additional patent protection relating to ospemifene, fispemifene, QRX-401, QRX-431 and becocalcidiol.
      In addition to patents, we rely upon unpatented trade secrets and know-how to develop and maintain our competitive position. We also have confidentiality agreements or invention assignment agreements with some of our commercial partners and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party.

Licenses and Collaborative Relationships
      We have established and intend to continue to pursue licenses from and collaborative relationships with pharmaceutical and biotechnology companies and academic institutions.
Orion
      We have two license agreements with Orion Corporation, one relating to ospemifene and one relating to fispemifene.
      Under a license agreement with Orion relating to ospemifene, we received an exclusive, worldwide license to Orion’s undivided interest in patents with respect to osteoporosis, vaginal atrophy and cholesterol lowering in women. We separately own an undivided interest in such patents. This license to Orion’s interest in the patents is limited to pharmaceutical products containing ospemifene as its sole active ingredient. The agreement includes the right to grant sublicenses to third parties. Orion retained a right of first refusal to become the exclusive importer and market seller and distributor of ospemifene in Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Russia and Sweden. Under the terms of the agreement, we paid Orion a license fee of 400,000 Euros and also agreed to pay Orion development milestone payments of up to $750,000 for two milestones, and of up to an additional 1,100,000 Euros for the remaining milestones, plus a royalty based on net sales of products resulting under the agreement. The term of our license from Orion continues on a country-by-country basis until the expiration or invalidation of the last to expire or be invalidated of the licensed patents, or 15 years from the date of the agreement, whichever is longer. In the case of a payment default, Orion has the right to terminate the license upon 15 days prior written notice and failure to cure within such 15 day period. In all other cases, each party has the right to terminate the license upon 30 days prior written notice in the case of material breach and failure to take action to cure such a breach within such 30 day period. Orion also has the right to terminate the agreement immediately in the event that we fail to launch ospemifene in the United States, Germany, the United Kingdom and France before December 31, 2015.
      Under a license agreement with Orion relating to fispemifene, we received an exclusive, worldwide license to Orion’s undivided interest in patents with respect to fispemifene. We separately own an undivided interest in such patents. The agreement includes the right to grant sublicenses to third parties. Orion retained a right of first refusal to become the exclusive importer and market seller and distributor of fispemifene in Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Russia and Sweden. Under the terms of the agreement, we paid Orion an initial license fee of 50,000 Euros and also agreed to pay Orion combined development milestone payments of up to 900,000 Euros and a royalty based on net sales of products resulting under the agreement. The term of the license from Orion continues on a country-by-country basis until the expiration or invalidation of the last to expire or be invalidated of the licensed patents. Each party has the right to terminate the license upon 30 days prior written notice in the case of material breach and failure to take action to cure such a breach within such 30 day period.
Tess Diagnostics and Pharmaceuticals
      Our former development partner for ospemifene, Tess Diagnostics and Pharmaceuticals, Inc. has assigned to us all of its license rights under certain patents for the use of ospemifene. In consideration for that assignment and Tess’ earlier contribution to the development of ospemifene, we made a payment of $700,000 to Tess. We have also agreed to pay a royalty out of ospemifene net sales of each product and a share of milestones received from third parties depending on the implemented commercialization model. Our requirement to pay royalties continues on a country-by-country basis until the expiration of the last to expire of an ospemifene patent covering such product. If we have a change in control and we determine to develop and commercialize ospemifene without giving an exclusive license to a third party, then we must pay to Tess combined milestone payments of up to $8.5 million. If we have a change in control and we grant royalty bearing licenses to third parties, we must pay to Tess a share of the payments received from third parties. If we decide to permanently discontinue our development and commercialization of ospemifene, we have the right to terminate our license from Tess upon written notice to Tess.

Genzyme Corporation
      Under an exclusive license agreement with Genzyme Corporation (formerly Ilex Products, Inc.), we have a license to develop and market certain compounds for the treatment of lipid disorders, atherosclerosis and all other cardiovascular related disorders on a worldwide basis. These compounds include QRX-401. We have the right to grant sublicenses to third parties. Under the terms of the agreement, we paid Genzyme Corporation an initial license fee of $2.5 million. With respect to QRX-401, we have agreed to pay Genzyme Corporation combined development milestone payments of up to $39 million, a share of sublicense revenue and a royalty based on net sales of products resulting under the agreement. Milestone payments made to date have totaled $1.5 million. Our requirement to pay royalties continues on a country-by-country basis until the expiration of the last to expire of the licensed patents that claim the products or for the period of non-patent marketing exclusivity in that country. We may terminate the agreement for any reason upon 90 days written notice. Genzyme Corporation may terminate the agreement if we are in material breach and fail to cure such a breach within 60 days of written notice of such breach by Genzyme.
EndoChem
      Under an exclusive license agreement with EndoChem, Inc., we have a license to develop and market QRX-431 for all human therapeutic applications on a worldwide basis. We have the right to grant sublicenses to third parties, however this right may only be granted to the extent reasonably necessary for the development and commercialization of products and sublicensees who have received a direct sublicense from us may grant further sublicenses without further rights to sublicense. Under the terms of the agreement, we owe EndoChem an initial license fee of $800,000, of which $550,000 has been paid, and $250,000 is due within seven days of the filing of an Investigational New Drug application for commencement of phase I clinical trials with the FDA. We have also agreed to pay EndoChem combined development milestone payments of up to $3.25 million, a royalty based on net sales of products resulting under the agreement and a percentage of sublicensing revenues other than net sales. This agreement also requires us to make specified minimum annual royalty payments of $100,000 beginning in the first year of sales, and in any event, beginning in 2012, even if sales have not occurred by then. Our requirement to pay royalties continues on a country-by-country basis until the expiration of the last to expire of the licensed patents that covers the sale of the product in such country. We may terminate the agreement for any reason upon 90 days written notice. EndoChem may terminate the agreement upon written notice if we are in material breach and fail to cure such a breach within 45 days of the notice for monetary defaults and 75 days of the notice for any other default. The rights licensed to us by EndoChem were licensed by EndoChem from the Regents of the University of California and our rights are therefore subject to the continuation of the license between EndoChem and the University of California. We have received an affirmation from the University of California providing that notwithstanding the termination or expiration of the license between EndoChem and the University of California, the University shall permit us to exercise all rights granted to EndoChem under its license with EndoChem and sublicensed to us provided that we are not in default in our license with EndoChem at the time of termination or expiration, and that we agree in writing to the terms of the University’s license with EndoChem.
Deltanoid Pharmaceuticals
      Under an exclusive license agreement with Deltanoid Pharmaceuticals, Inc., we have a license to develop and market becocalcidiol for topical treatments of skin diseases, including psoriasis, on a worldwide basis. We have the right to grant sublicenses to third parties. Under the terms of the agreement, we have paid Deltanoid Pharmaceuticals an initial license fee and have agreed to pay Deltanoid Pharmaceuticals development milestone payments up to $3.5 million and a royalty based on net sales of products resulting under the agreement. Our requirement to pay royalties continues on a country-by-country basis until the expiration of the last to expire of the licensed patents that covers the sale of the products in that country. We may terminate the agreement for any reason upon 90 days written notice. Deltanoid Pharmaceuticals may terminate the agreement if we are in breach and fail to cure such a breach within 30 days of written notice of such breach. The rights licensed to us by Deltanoid Pharmaceuticals were licensed by Deltanoid

Pharmaceuticals from the Wisconsin Alumni Research Foundation and our rights are therefore subject to the continuation of the license between Deltanoid and the Wisconsin Alumni Research Foundation. As such, we have entered into an agreement with the Foundation providing that if the license between the Foundation and Deltanoid Pharmaceuticals is terminated, and we are not in default in our license with Deltanoid Pharmaceuticals, then we will be deemed to have entered into a license directly with the Foundation on the same terms and conditions as those set forth in our license with Deltanoid.
University of Turku
      Under a patent assignment agreement with the University of Turku, we have rights to a patent relating to the method of use of fispemifene for treatments for lower urinary tract symptoms or pelvic pain. Under the terms of the agreement, we paid patent application fees of 1,400 Euros to the inventors and a signing fee of 10,000 Euros to the University. We also agreed to pay patent approval fees of 1,400 Euros to the inventors. We have also paid to the University a 10,000 Euro milestone payment and agreed to pay a royalty based on net income. Our requirement to pay royalties continues on a country-by-country basis until the expiration of the licensed patent in that country. We have further agreed to pay a percentage of any purchase price we receive for the outright license or assignment to a third party of the applicable patent. Each party has the right to terminate the license on 30 days prior written notice in the case of breach and failure to cure such a breach within such 30 day period.
Orion Corporation Fermion
      On May 1, 1999, Hormos entered into an agreement with Orion Corporation Fermion to develop a synthetic process for manufacturing at commercial scale our product candidate ospemifene. The parties agreed to conduct a development program for such synthesis, with the term of the program ending on May 28, 2004. Under the terms of this agreement, Fermion shall own all inventions relating to the synthesis of ospemifene made as a result of Fermion’s efforts. Fermion has granted Hormos a worldwide, personal, non-exclusive, non-transferable license, with the right to grant one sublicense, to such inventions. In addition, Fermion has a right of first refusal to enter into an agreement with Hormos to become the exclusive supplier of commercial quantities of ospemifene. If the parties enter into any such agreement and Fermion discontinues manufacture of ospemifene, Fermion is obligated to deliver to Hormos the manufacturing and quality control technology and methodology owned by Fermion and indicated in the drug master file for ospemifene and related analytical methods so that Hormos may transfer such technology to a third party manufacturer.
Linnea
      We entered into a Manufacturing, Sales and Distribution License Agreement with Linnea S.A. whereby Linnea received an exclusive, worldwide license to our HMRlignan technology for nutraceutical use. Under this agreement, Linnea has the right to develop, manufacture and commercialize HMRlignan as an active ingredient in dietary supplement products. Linnea has the right to grant sublicenses to third parties. We retained a non-exclusive right to market HMRlignan in finished forms in the United States. We also retained the right to develop, manufacture, commercialize and license to third parties HMRlignan for prescription pharmaceutical applications. Under the terms of the agreement, Linnea is required to pay a royalty on sales of HMR bulk ingredient by Linnea to its customers after April 1, 2007 and on revenues for sublicenses granted by Linnea. Linnea must maintain certain minimum sales volumes in order to maintain its exclusive rights under the agreement. We granted Linnea an option to the right to sell HMRlignan products approved under (i) the Generally Recognized As Safe regulatory clearance by the FDA and (ii) the criteria stated in the European Union for sale of novel food items, upon payment of an option fee of $500,000 for each such use. Linnea has paid an initial signing fee of 400,000 Euros. Linnea has the right to terminate the agreement at any time upon 4 months prior written notice. Either party has the right to terminate the agreement if the other party is in material breach and fails to cure such breach within 30 days from the date the written notice of breach is dispatched. The term of this agreement expires on the expiration of US patent 6,451,849 which expires in 2019.

Competition
      Our major competitors are public and private pharmaceutical and biotechnology companies, both in the United States and abroad, which are engaged in the discovery and development of products that would compete directly with our therapeutic compound candidates in the fields of endocrine, metabolic and cardiovascular diseases, as well as psoriasis. Many of these companies have greater financial resources and expertise than we have in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing. These entities also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.
      Any compound candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that are likely to become available in the future. It is possible that competing companies will develop drug candidates and market drugs that are less expensive and more effective than any drugs we may successfully develop or that will render any drugs we develop obsolete. It is also possible that these companies will commercialize competing drugs before we or any of our partners can launch any drugs developed from our product candidates. In addition to branded competitive products, if our product candidates receive regulatory approval they may face competition from generic drugs and the availability of generic drugs may adversely affect the market for our products.
      Vaginal atrophy is generally treated with estrogen-based therapies either oral or topical, such as Premarin, Prempro and Premarin Vaginal Cream, marketed by Wyeth, and Vagifem, marketed by Novo Nordisk. Other products in development for this condition include bazedoxifene, being developed by Wyeth, and Oporia, being developed by Pfizer, which are both SERMs.
      Testosterone deficiency is most frequently treated with topical gels or patches, such as Solvay Pharmaceuticals’ Androgel and Watson Pharma’s Androderm. Products in development include Acapodene and Ostarine, both being developed by GTx, and Androxal, being developed by Zonagen.
      In the treatment of lipid disorders, statins are the most frequently prescribed products, examples of which include Lipitor, marketed by Pfizer, Zocor and Mevacor, both marketed by Merck & Co., Crestor, marketed by AstraZeneca and Pravachol, marketed by Bristol-Myers Squibb. Other competitors include non-statin products, such as Zetia, marketed by Merck/ Schering-Plough, Tricor, marketed by Abbott, and Niaspan, marketed by Kos; combinations of statins with other agents, for example Merck/ Schering-Plough’s Vytorin and Kos’ Advicor; and new products in development, such as KaroBio’s KB2115.
      Competing marketed topical psoriasis products or products under development, specifically topical calcitriol analogues, include Dovonex marketed by Warner Chilcott, Taclonex to be marketed by Warner Chilcott, tisocalcitate, in development by Schering AG, and CTA018 in development by Cytochroma.
Regulatory
      The FDA and comparable regulatory agencies in foreign countries, as well as local and state or other regional governmental agencies, impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.
      The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	preclinical laboratory and animal tests;

•	submission of an investigational new drug application, or IND application, which must become effective before clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities, company regulatory files, and selected clinical investigators; and

•	FDA approval of a new drug application, or NDA, or FDA approval of an NDA supplement in the case of a new indication if the product is already approved for another indication.
      The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our product candidates will be granted on a timely basis, if at all.
      Prior to commencing the first human clinical trial, we must submit an IND application to the FDA. The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the preclinical drug testing or nonclinical safety evaluation in animals, or the design or conduct of the first proposed clinical trial, and places the study on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial may begin. Our submission of an IND application may result in the FDA’s denial of authorization to commence a clinical trial. A separate submission to the existing IND application must be made for each successive clinical trial conducted during product development, and the FDA must not object to the submission before each clinical trial may start and continue. Further, an independent institutional review board for investigation in human subjects within each medical center in which the clinical trial will be conducted must review and approve the preclinical drug testing and nonclinical safety evaluation and efficacy in animals or prior human trials as well as the design and goals of the proposed clinical trial before the clinical trial commences at that center. Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
      For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.
      Phase I: Phase I clinical studies are initially conducted in a limited population to evaluate the product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy subjects.
      Phase II: Phase II clinical studies are conducted in a limited patient population to further identify and measure possible adverse effects or other safety risks, to determine the initial efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive phase III clinical trials. The first, limited phase II clinical trials may be termed “phase IIa” trials to denote that only a few patients are enrolled in order to obtain preliminary safety and efficacy data. Later, larger phase II clinical trials may be termed “phase IIb” trials to denote that preliminary evidence of safety and efficacy has already been obtained, and the current trial is intended to confirm the finding of the earlier trial, as well as to enroll additional patients in order to further refine the estimate of the optimal dose and to detect less common side effects. In some instances, a phase IIb trial may be declared acceptable by a regulatory agency, such as the FDA, as one of the “pivotal” trials necessary for purposes of obtaining marketing authorization for a drug.
      Phase III: When phase II clinical evaluations demonstrate that a dosage range of the product appears to be effective and has an acceptable safety profile, phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to confirm clinical efficacy and to evaluate safety in yet larger and more diverse patient populations at multiple clinical trial sites.
      The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called phase IV clinical studies may be made a condition to be satisfied after a drug receives approval. The results of phase IV clinical studies may confirm the effectiveness of a product and may provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system.
      The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional pivotal phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. The FDA may move to withdraw product approval, once issued, if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA may move to prevent or limit further marketing of a product based on the results of these post-marketing programs.
      Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug product is intended to treat a chronic condition, as is the case with some of the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from one to three years or more. Government regulation may delay or prevent marketing of product candidates for new indications for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our product candidates on a timely basis, if at all. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Future clinical trials may indicate previously undetected side effects or fail to demonstrate efficacy in a statistically significant manner. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, additional regulatory approvals for our products would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.
      Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.
      The FDA closely regulates the marketing and promotion of drugs. A company is permitted to make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use.
      The FDA’s policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our product candidates. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.
Manufacturing
      We have no manufacturing facilities and we do not intend to build manufacturing facilities of our own in the foreseeable future. We have entered into arrangements with various third parties for the formulation and manufacture of our clinical supplies. These suppliers and their manufacturing facilities must comply with regulations, current good laboratory practices, or cGLPs, and current good manufacturing practices, or cGMPs, enforced by the FDA. We currently have sufficient drug supplies to complete our ongoing and planned clinical trials. We plan to continue to outsource the formulation and manufacturing of our clinical supplies. Although we have no long-term drug supply contracts for our clinical trial supplies, we maintain good relationships with the suppliers of our current drug supply and we believe there are alternative manufacturers available to produce clinical trial supplies if necessary. Prior to seeking approval for any of our product candidates, we will need to enter into a long-term supply agreement with a third-party manufacturer who can formulate and manufacture supplies of our product candidate on a commercial scale and who will work with us to complete the Chemistry, Manufacturing and Controls, or CMC, section of our NDA filing.
Legal Proceedings
      We are not involved in any material legal proceedings.
Facilities
      We currently lease and occupy approximately 9,742 square feet of office space in Ann Arbor, Michigan under a lease expiring in May, 2011. We also lease a total of approximately 3,111 square meters of office and laboratory space in Turku, Finland and Oulu, Finland under five separate leases, two of which expire in 2011 and the other three of which allow us to terminate them upon prior notice of 15 months or less. We believe our facilities are adequate for our present operations.
Employees
      As of March 31, 2006, we had 19 employees in the United States and 38 employees in Finland. Certain of our employees in Finland are covered by a collective bargaining agreement. We believe our relations with our employees are good.

MANAGEMENT
Executive Officers, Directors and Key Employees
      Our executive officers, directors and key employees, as of March 31, 2006, are as follows:

Name	Age	Positions

Executive Officers:

Robert L. Zerbe, M.D.	55	Chief Executive Officer, President and Director

Stuart Dombey, M.B., F.R.C.P.	57	Chief Scientific and Regulatory Officer

Randall Whitcomb, M.D.	51	Chief Medical Officer

Christopher Nicholas	51	Chief Business Officer

Gary Onn	48	Chief Financial Officer

Key Employees:

Jeffery Brinza	44	General Counsel

Constance Keyserling	46	Head of Development Operations

Risto Lammintausta	55	Managing Director of Hormos Medical Oy

Non-Management Directors:

Caley Castelein, M.D.(1)	35	Director

Christopher B. Ehrlich	36	Director

Richard P. Fox(1)(2)	58	Director

William Greene, M.D.(3)	42	Director

Patrick Heron(1)(2)	35	Director

Christopher Moller, Ph.D.	52	Director

Nicholas Simon III(3)	51	Director

August M. Watanabe, M.D.(2)	64	Director

Anders P. Wiklund(3)	65	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers
      Robert L. Zerbe, M.D. co-founded QuatRx in November 2000 and has served as our Chief Executive Officer and President and as a member of our board of directors since inception. Dr. Zerbe has extensive experience in regulatory affairs and global clinical development at Eli Lilly in the United States and the United Kingdom, where he held a variety of research and development positions, including Managing Director, Lilly Research Center U.K., and Vice President of Clinical Investigation and Regulatory Affairs, from 1982 to 1993. He joined Parke-Davis in 1993, becoming Senior Vice President of Worldwide Clinical Research and Development, during which time he oversaw the successful development programs for Lipitor, Neurontin and other key products. He serves on the boards of AP Pharma, Corgentech and Aastrom Bioscience. Dr. Zerbe earned his medical degree at Indiana University in 1975 and did post graduate training in internal medicine, endocrinology and neuroendocrinology at Indiana University and the National Institutes of Mental Health.
      Stuart Dombey, M.B., F.R.C.P. co-founded QuatRx in November 2000 and has served as our Chief Scientific and Regulatory Officer since inception. Dr. Dombey is a U.K.-trained physician with more than 25 years of experience in the pharmaceutical industry and 13 years of international regulatory experience. He initially worked for Hoechst as Medical Advisor in the United Kingdom and then for Squibb, first as U.K. Medical Director and then transferred to the United States in 1987 as Vice President, Regulatory Liaison. He joined Parke-Davis in the United States in 1990 as Vice President of International Regulatory Affairs, where he had responsibility for all regulatory activities on Parke-Davis products outside the United States and the development and implementation of innovative regulatory strategies for Parke-Davis compounds. Most recently, he was Vice President of R&D in Japan. Dr. Dombey received his M.B. and Ch.B. degrees from the University of Liverpool Medical School in 1971.
      Randall Whitcomb, M.D. joined QuatRx in January 2001 as a co-founder and has served as our Chief Medical Officer since that time. Dr. Whitcomb came to QuatRx from Parke-Davis, where he was a Senior Director and subsequently Vice President within Worldwide Clinical Research and Drug Development from 1992 to 2000. His work involved the development and approval of products for women’s health care and diabetes, and the oversight of earlier-stage compounds for diabetic neuropathy, osteoporosis, inflammation and gastrointestinal diseases. Dr. Whitcomb serves on the board of Insmed. He was on the faculty of Massachusetts General Hospital and Harvard Medical School prior to joining Parke-Davis in 1992. Dr. Whitcomb received his medical degree at the University of Kansas and research training at the National Institutes of Health.
      Christopher Nicholas co-founded QuatRx in November 2000 and has served as our Chief Business Officer since inception. Mr. Nicholas has more than 25 years of global pharmaceutical marketing, business development and general management experience at companies such as Bayer, Hoechst/Roussel and Parke-Davis. He joined Parke-Davis in the U.K. in 1980, and was ultimately responsible for the United Kingdom marketing team before moving to the United States headquarters in 1987. As Vice President of Global Marketing at Parke-Davis, he was responsible for several major products, notably the worldwide launch of Lipitor, and he chaired the co-promotion/co-development partnership on Lipitor with Pfizer. He also had responsibility for Parke-Davis business development. He held Vice President and General Manager positions for Parke-Davis in Benelux from April 1997 to April 1999 and Japan from April 1999 to September 2000. Mr. Nicholas received B.Sc. honors degrees in chemistry and business administration and a diploma in industrial studies in chemistry and biology from Loughborough University in 1976.
      Gary Onn has served as our Chief Financial Officer since November 2003. Mr. Onn is a Certified Public Accountant in the state of Washington with over 20 years of finance and management experience. From January 2003 to November 2003, Mr. Onn served as a financial consultant to early-stage businesses. From June 2001 to January 2003, he served as the Chief Financial Officer and interim Chief Executive Officer of Aculight Corporation, a laser development company, and from July 2000 to June 2001, he was the Chief Financial Officer of RevX.net, a software developer. In 1994, Mr. Onn joined Heartstream, a publicly listed developer of automatic external defibrillators, where he served in the position of director of finance and later, Chief Financial Officer. In 1990 he joined publicly listed software developer Aldus Corporation as Financial Reporting Manager responsible for external and internal financial reporting from Aldus’s domestic, European, and Asia-Pacific operations. Prior to that, Mr. Onn spent nearly seven years as an auditor with the public accounting firm of Ernst & Young, including two years as an audit manager. Mr. Onn received his B.A. in business administration from the University of Washington in 1983.

Key Employees
      Jeffery Brinza has served as our General Counsel since June 2005. Mr. Brinza has 19 years of experience as a corporate and transactional attorney. In 1993, he joined Warner-Lambert Company as associate counsel. From 1998 to 2000, he served as vice president and assistant general counsel at Warner-Lambert Company. From February 2001 to September 2001, Mr. Brinza served as a Senior Associate at the law firm of Butzel Long. From September 2001 to June 2005, Mr. Brinza served as a partner at Brinza & Associates, providing legal representation for various pharmaceutical, life science and technology companies. Mr. Brinza received his B.A. in Economics and Computer Science from the University of Michigan in 1983 and his J.D. from the University of Michigan in 1986.
      Constance Keyserling has served as our Head of Development Operations since April 2002. Ms. Keyserling has nearly 20 years of global clinical development experience at Parke-Davis, Pfizer and Esperion Therapeutics. As Director of Clinical Operations from December 2000 to October 2001 and Senior Director of Operations at Esperion from October 2001 to April 2002, her responsibilities included clinical program design and management, project management, clinical outsourcing, regulatory operations and SOP systems development, in addition to co-chairing one of three product development teams. Her roles at Parke-

Davis from October 1986 to November 2000 spanned biometrics and anti-infective clinical development in the United States and Europe, and she was the Director of Clinical Operations for Pfizer Global Research and Development from December 1998 to November 2000. Ms. Keyserling received her M.S. in Biostatistics from Harvard University in 1984. Prior to joining the pharmaceutical industry in 1986, she performed biomedical research at the Dana-Farber Cancer Institute and the University of Michigan.
      Risto Lammintausta, M.D., Ph.D. co-founded Hormos Medical Oy in 1997 and has served as its Chief Executive Officer since that time. Mr. Lammintausta joined us in May 2005 in connection with our acquisition of Hormos. Previously, he was Vice President for new drug development at Orion Corporation from 1992 to 1997 and Research Director at Farmos Group Ltd. from 1981 to 1991. In these positions he had responsibility for new compound discovery and development. Dr. Lammintausta served as a member of the Medical Research Council of the Academy of Finland between 1995 and 2000 and is Chairman of the Pharma Cluster Finland. He serves as a member of the board of directors of Juvantia Pharma, Innomedica and the Finnish Cancer Research Foundation. Dr. Lammintausta is a medical doctor and holds a Ph.D. in Pharmacology from the University of Turku.

Non-Management Directors
      Caley Castelein, M.D. has served as a member of our board of directors since October 2004. Dr. Castelein became a founding member of Thomas Weisel Healthcare Venture Partners in March 2003. Since October 2000, Dr. Castelein has served as a principal at ABS Ventures. Prior to that, Dr. Castelein received a medical degree from the University of California San Francisco in 1999, and was a resident in the general surgery program from 1999 to 2000. He began his career in corporate finance at Hambrecht & Quist, where he served in the position of analyst from 1993 to 1994. Dr. Castelein graduated Magna Cum Laude from Harvard College in 1993.
      Christopher B. Ehrlich has served as a member of our board of directors since October 2004. He is currently a partner at InterWest Partners, a diversified venture capital firm, which he joined in August 2000. Before InterWest, Mr. Ehrlich was Director, Licensing & Business Development at Purdue Pharma, a private pharmaceutical firm based in Stamford, CT. Mr. Ehrlich worked in business development at Genentech, Inc., in venture capital at The U.S. Russia Investment Fund, and in biotechnology strategy development at LEK Consulting. He also currently serves on the boards of BioMimetic Pharmaceuticals, KAI Pharmaceuticals, Carbylan BioSurgery, TransOral Pharmaceuticals and Xenon Pharmaceuticals. Mr. Ehrlich earned his Bachelor’s degree from Dartmouth College, cum laude and an M.B.A. from the J.L. Kellogg Graduate School of Management where he serves as an instructor and advisor to the Biotech Program.
      Richard P. Fox has served as a member of our board of directors since January 2006. Since October 2001, Mr. Fox has served as a consultant and outside board member to entrepreneurs and the financial services industry. From April 2000 to September 2001, he was an officer of CyberSafe, an IT security company, serving as President and Chief Operating Officer from January 2001 to September 2001. Mr. Fox spent 28 years with Ernst & Young, last serving as Managing Partner of the Seattle office. He serves on the board of directors of Premera, a Blue Cross managed care provider, aQuantive, an online marketing company, Flow International, a machine tool manufacturer, Isothermal Systems, and Shurgard Storage Centers, Inc., a real estate investment trust. In addition, he serves as Treasurer and is on the Board of Trustees of the Seattle Foundation and is on the Board of Visitors of the Fuqua School of Business, Duke University. Mr. Fox received a B.B.A. degree from Ohio University and an M.B.A. from the Fuqua School of Business, Duke University. He is a Certified Public Accountant in Washington State.
      William Greene, M.D. has served on our board of directors since May 2003. Dr. Greene joined MPM Capital in January 2002, and is a General Partner. From June 1998 to January 2002, Dr. Greene was a senior Clinical Scientist at Genentech, where he had responsibility for drug development activities in several therapeutic areas. Previously, from 1991 to 1998, he was in academic medicine at Yale Medical School. He currently serves on the board of directors of Alsius Corporation, Archus Orthopedics, EndoGastric Solutions and Synergia Pharma. Dr. Greene received his medical degree at the University of California San Francisco, where he is an assistant professor of medicine and a B.A., with honors, from Wesleyan University.

      Patrick Heron helped found QuatRx and has served as a member of our board of directors since our inception in November 2000. Through Frazier Healthcare Ventures, he was a founding investor in QuatRx. Mr. Heron has held various positions with Frazier Healthcare Ventures since September 1999, and is currently a general partner. Frazier Healthcare Ventures manages venture capital funds that invest in early, mid and late stage biopharma, medical device and healthcare service companies. Prior to Frazier Healthcare Ventures, Mr. Heron was with McKinsey & Co.’s biotechnology consulting practice from 1992 to 1999, working on corporate strategy, M&A, product launch, corporate partnering and research prioritization. Mr. Heron obtained a B.A. from, and was a Morehead Scholar at, the University of North Carolina at Chapel Hill and holds an M.B.A. from Harvard Business School. In addition to QuatRx, he also serves on the boards of Avera Pharmaceuticals, Chimerix, Cerexa Pharmaceuticals, GenoSpectra, Informed Medical Communications and Trubion Pharmaceuticals.
      Christopher Moller, Ph.D. has served as a member of our board of directors since December 2000 and, through TL Ventures, was a founding investor in QuatRx. In 1990, Dr. Moller joined Radnor Venture Partners, a TL Ventures predecessor fund, and has been leading the biotechnology group since 1992, having responsibility for selecting, evaluating and managing all the biotechnology companies in TL Ventures’ portfolio. Dr. Moller currently serves as a director of Sopherion Therapeutics, PharmaStem Therapeutics and CombinatoRx. Dr. Moller holds a Ph.D. in immunology from the University of Pennsylvania. Dr. Moller has informed us that he intends to resign from our board of directors upon consummation of this offering.
      Nicholas Simon III has served as a member of our board of directors since May 2003. Mr. Simon has been a Managing Director of Clarus Ventures, a life sciences focused venture capital firm, since February 2005. Mr. Simon has also been a General Partner in MPM Bioventures III since October 2001. From 2000 to July 2001, Mr. Simon was the Chief Executive Officer, founder and a director of Collabra Pharma, a pharmaceutical development company. From 1989 to March 2000, Mr. Simon served in various management positions with Genentech including Vice President of Business and Corporate Development. He currently serves on the board of directors of several biopharmaceutical companies, including ARYx Therapeutics, Barrier Therapeutics, Inc. and CoTherix, Inc., as well as several private companies. He also serves on the Advisory Board of Gladstone Foundation, a private not-for-profit research institute affiliated with UCSF. Mr. Simon holds a B.S. in microbiology from the University of Maryland and an M.B.A. from Loyola College.
      August M. Watanabe, M.D. has served on our board of directors since September 2003. From March 1990 to his retirement in June 2003, Dr. Watanabe was with Eli Lilly and Company, where he served as the Director and Executive Vice President of Science and Technology at Eli Lilly and President of Lilly Research Laboratories from 1994 to 2003. Prior to Eli Lilly, from July 1971 to March 1990, Dr. Watanabe was a full-time faculty member of the Department of Medicine of Indiana University School of Medicine, and Professor and Chairman of the Department of Internal Medicine at Indiana University School of Medicine. He has co-authored more than 100 scientific publications. Dr. Watanabe has served as an officer in several national academic organizations, including the American College of Cardiology and the American Heart Association, and as a consultant to the U.S. Food and Drug Administration and the U.S. Public Health Service’s National Institutes of Health. Dr. Watanabe serves on the boards of other biopharmaceutical companies, including Guidant Corporation, Reliant, Endocyte, Kalypsys and Ambrx. Dr. Watanabe received his medical degree from the Indiana University School of Medicine.
      Anders Wiklund has served on our board of directors since October 2005. Mr. Wiklund has been a principal of Wiklund International Inc., a biotechnology advisory firm, since January 1997, and serves on the boards of several other biopharmaceutical companies, including Medivir AB, EffRx, Gyros AB and Insite Vision Inc. Mr. Wiklund was also on the board and was a co-founder of Esperion Therapeutics. Previously, from January 1996 to December 1996, Mr. Wiklund led corporate business development at Pharmacia Inc. (later Pharmacia & Upjohn). Prior to that, Mr. Wiklund was chief executive officer and president of KabiVitrum Inc. and Kabi Pharmacia Inc., as well as president of KabiVitrum International in Stockholm, Sweden. Mr. Wiklund received his Masters of Pharmacy from the Pharmaceutical Institute in Stockholm, Sweden and studied business administration at the University of Stockholm.

Scientific Advisory Board
      Our Scientific Advisory Board was initially formed in early 2004. The purpose of this Board is to provide input on our compounds in development. As such, we ask them to review and comment on data as requested. We have met with them as individuals and as a group on several occasions since that time. When the Board was originally formed, the focus of the portfolio was lipids and therefore the Board is heavily weighted with expertise in the lipid area. We are currently meeting with additional experts and will be adding additional expertise in the endocrine area consistent with our current portfolio of product candidates.
      The following individuals are members of our Scientific Advisory Board:

Name	Current Positions

Christie M. Ballantyne, M.D.	Director, Center for Cardiovascular Disease Prevention, Methodist DeBakey Center; Professor, Section of Atherosclerosis, Department of Medicine, Baylor College of Medicine

Robert H. Knopp, M.D.	Director, the Northwest Lipid Research Clinic; Professor of Medicine, University of Washington School of Medicine

Daniel J. Rader, M.D.	Director, Preventive Cardiology and Lipid Clinic; Associate Professor of Medicine, University of Pennsylvania School of Medicine.

Alan R. Saltiel, Ph.D.	Director, Life Sciences Institute, Professor of Internal Medicine and Physiology, University of Michigan School of Medicine

August M. Watanabe, M.D.	Retired Executive Vice President of Science and Technology, Director of Eli Lilly and Company, and President of Lilly Research Laboratories
Composition of our Board of Directors
      Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each of our directors will be assigned to one of the three classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2007 for the Class I directors, 2008 for the Class II directors and 2009 for the Class III directors.
      Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the directors. There are no family relationships among any of our directors or executive officers.
      The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.
      Each of our directors currently serves on the board of directors pursuant to a voting agreement. The voting agreement will terminate upon the closing of this offering.
Committees of our Board of Directors
      Our board of directors has established a compensation committee, an audit committee and a nominating and corporate governance committee.
      Compensation Committee. Our compensation committee is a standing committee of, and operates under a written charter adopted by, our board of directors. Our compensation committee consists of Patrick Heron, August Watanabe and Richard Fox. The compensation committee makes decisions and recommendations regarding cash and other compensation for our directors and executive officers other than the compensation of our Chief Executive Officer, which is recommended to and determined by our board, and administers our incentive compensation and benefit plans, including our Amended and Restated 2005 Stock Incentive Plan.
      Audit Committee. Our audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. Our audit committee consists of Patrick Heron, Caley Castelein and Richard Fox (chairman). The audit committee reviews and monitors our accounting practices and financial statements; appoints, determines funding for, and oversees our independent auditors; reviews the results and scope of audits; approves the retention of the independent auditors to perform any proposed permissible non-audit services; and reviews and evaluates our audit and control functions. We believe that each member of our audit committee satisfies the requirements for members established by the Nasdaq National Market and the Securities and Exchange Commission. Our board of directors has determined that Mr. Fox is an audit committee financial expert as currently defined under SEC rules.
      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is a standing committee of, and operates under a written charter adopted by, our board of directors. Our nominating and corporate governance committee consists of Nicholas Simon, Anders Wiklund and William Greene. The nominating and corporate governance committee is authorized to identify and approve individuals qualified to serve as members of our board of directors, select director nominees for our annual meetings of stockholders, evaluate our board’s performance and develop and recommend to our board corporate governance guidelines and provide oversight with respect to corporate governance and ethical conduct.
      Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Compensation Committee Interlocks and Insider Participation
      None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Director Compensation
      Our board of directors has adopted a compensation policy to be effective upon completion of this offering which will apply to current and future non-employee directors who are not affiliated with our existing venture fund investors. This group of directors currently consists of Richard Fox, August Watanabe and Anders Wiklund. Under this policy, eligible directors will be entitled to receive an annual retainer of $32,500, a $10,000 annual fee for serving as chairman of the audit committee and an annual fee of $5,000 for serving as chairman of the compensation committee. In addition, this policy provides that non-employee directors who are unaffiliated with our existing venture fund investors will be entitled to receive an option grant to purchase 25,000 shares of our common stock under our Amended and Restated 2005 Stock Incentive Plan upon appointment to our board and additional automatic grants on the date of each annual stockholders meeting of an option to purchase 12,500 shares of our common stock. Each option grant will be made at the fair market value of our common stock on the date of grant and will have a term of 10 years. One-third of the grant made upon a director’s appointment will vest on the first anniversary of the date of such grant and the remaining portion will vest in equal monthly increments over the succeeding two years. The annual grant made at each annual stockholders meeting will vest on the first anniversary of the date of such grant. Messrs. Fox and Wiklund will each receive additional option grants of 10,455 shares following completion of this offering so that the aggregate options granted to each such director total 25,000 shares, reflecting the grant amount which these directors would have been entitled to receive upon their appointment under this policy. We also reimburse all of our directors who are not employees for their reasonable expenses incurred in attending meetings of the board of directors.

Limitation of Liability and Indemnification of Officers and Directors
      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, including if he or she is serving as a director, officer, employee or agent of another company at our request. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.
      In conjunction with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
      There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive Compensation
      The following table sets forth information regarding the compensation that we paid to our Chief Executive Officer and each of our other four most highly compensated executive officers during the year ended December 31, 2005. We refer to these officers in this prospectus as the “named executive officers.”
Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation
					Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Options	Compensation

Robert Zerbe, M.D.	2005	$260,212	—	—	192,570	—
Chief Executive Officer

Stuart Dombey, M.B., F.R.C.P.	2005	224,729	—	—	93,756	—
Chief Scientific and Regulatory Officer

Randall Whitcomb, M.D.	2005	224,729	—	—	101,789	—
Chief Medical Officer

Christopher Nicholas	2005	224,729	—	—	94,999	—
Chief Business Officer

Gary Onn	2005	187,250	—	—	60,708	—
Chief Financial Officer

(1)	In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any named executive officer’s salary and bonus disclosed in this table.

Stock Option Grants in Last Fiscal Year
      The following table sets forth information regarding grants of stock options to each of our named executive officers during the fiscal year ended December 31, 2005. The percentage of options granted was based on aggregate grants of options to purchase common stock totaling 761,402 shares granted to employees during 2005. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year term.

	Individual Grants

	Number of					Potential Realizable
	Shares of		Percentage of			Value at Assumed
	Common		Total			Annual Rates of Stock
	Stock		Options	Exercise		Price Appreciation for
	Underlying		Granted to	Price		Option Terms
	Option		Employees in	Per	Expiration
Name	Granted		FY 2005	Share(1)	Date	5%	10%

Robert Zerbe, M.D.	33,166	(2)	4.356%	$1.87	April 17, 2015	$564,194	$902,724
	20,732	(3)	2.723	1.87	April 17, 2015	352,676	564,291
	6,536	(4)	0.858	1.87	April 17, 2015	111,185	177,899
	132,135	(5)	17.355	1.87	April 17, 2015	2,247,776	3,596,498

Stuart Dombey, M.B., F.R.C.P.	6,518	(2)	0.856	1.87	April 17, 2015	110,879	177,409
	4,879	(6)	0.641	1.87	April 17, 2015	82,998	132,798
	4,797	(7)	0.630	1.87	April 17, 2015	81,603	130,566
	77,562	(5)	10.187	1.87	April 17, 2015	973,690	2,111,111

Randall Whitcomb, M.D.	20,822	(2)	2.735	1.87	April 17, 2015	354,207	566,741
	13,247	(8)	1.740	1.87	April 17, 2015	225,348	360,562
	4,797	(7)	0.630	1.87	April 17, 2015	81,603	130,566
	62,923	(5)	8.264	1.87	April 17, 2015	1,070,396	1,712,661

Christopher Nicholas	6,518	(2)	0.856	1.87	April 17, 2015	110,879	177,409
	4,922	(9)	0.646	1.87	April 17, 2015	83,729	133,969
	6,155	(10)	0.808	1.87	April 17, 2015	104,704	167,529
	77,404	(5)	10.166	1.87	April 17, 2015	1,316,736	2,106,810

Gary Onn	10,909	(11)	1.433	1.87	April 17, 2015	185,575	296,925
	5,066	(12)	0.665	1.87	April 17, 2015	86,179	137,888
	44,733	(5)	5.875	1.87	April 17, 2015	760,962	1,217,559

(1)	There was no public trading market for our common stock during fiscal 2005. Accordingly, these exercise prices are based on our board of directors’ determination of the fair market value of the underlying shares as of the dates of grant.

(2)	A total of 25% of these options vested on May 20, 2005 and the remaining options vest monthly in equal installments over the following 36 months.

(3)	7,549 of these options vested on the date of grant; 1,119 options vested on July 20, 2005; 93 options vest monthly on and after August 20, 2005; and 311 options vest monthly on and after May 1, 2005.

(4)	769 of these options vested on the date of grant and the remaining 5,767 options vested on May 20, 2005.

(5)	A total of 5/36 of these options vested on the date of grant and the remaining options vest monthly in equal installments over the following 31 months.

(6)	2,288 of these options vested on the date of grant; 220 options vested on July 20, 2005; 18 options vest monthly on and after August 20, 2005; and 61 options vest monthly on and after May 1, 2005.

(7)	335 of these options vested on the date of grant and the remaining 4,462 options vested on May 20, 2005.

(8)	4,970 of these options vested on the date of grant; 703 options vested on July 20, 2005; 59 options vest monthly on and after August 20, 2005; and 195 options vest monthly on and after May 1, 2005.

(9)	2,331 of these options vested on the date of grant; 220 options vested on July 20, 2005; 18 options vest monthly on and after August 20, 2005; and 61 options vest monthly on and after May 1, 2005.

(10)	348 of these options vested on the date of grant and the remaining 5,806 options vested on May 20, 2005.

(11)	3,864 of these options vested on the date of grant and 1/48 of the total number of options vest monthly on and after May 1, 2005.

(12)	1,900 of these options vested on the date of grant and the remaining 3,166 options vested on May 20, 2005.

     The potential realizable value is calculated based on the ten-year term of the stock option at the time of grant. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC based on an assumed initial public offering price of $12.00 per share and do not represent our estimate or projection of our future stock price. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given stock option by the assumed initial public offering price of $12.00 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	subtracting from that result the aggregate option exercise price.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth the number and value of securities underlying options held as of December 31, 2005 by each of our named executive officers. Options shown as exercisable in the table below are immediately exercisable.

	Number of		Number of Shares		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options at
	Acquired		Options at Fiscal Year-End		Fiscal Year-End(1)
	on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert Zerbe, M.D.	74,162	$808,366	82,319	174,303	$836,446	$1,812,455

Stuart Dombey, M.B., F.R.C.P.	19,939	217,335	39,126	67,218	396,848	690,109

Randall Whitcomb, M.D.	48,101	524,301	45,370	96,631	461,201	1,008,232

Christopher Nicholas	20,227	220,474	40,470	67,116	410,463	689,075

Gary Onn	—	—	64,781	68,654	685,398	722,298

(1)	These values have been calculated based on an assumed initial public offering price of $12.00 per share, less the applicable exercise price per share, multiplied by the underlying shares, without taking into account any taxes that may be payable in connection with the transaction.
Employment Agreements, Change of Control and Severence Arrangements
      We have entered into an employment agreement dated as of September 29, 2003 with Gary Onn, our Chief Financial Officer. The agreement provides for an employment at-will arrangement and can be terminated by Mr. Onn or us at any time. Pursuant to his employment agreement, Mr. Onn is entitled to a base salary of $175,000 per year. In 2006, our board of directors authorized an increase in Mr. Onn’s annual salary to $210,000. Under the agreement, we granted Mr. Onn an option to purchase up to 72,727 shares of our common stock at a price of $1.10 per share. According to the vesting schedule in Mr. Onn’s employment agreement, 18,182 shares of the option vested on November 1, 2004, and an additional 1,515 shares vested or will vest in each subsequent month of Mr. Onn’s employment. The vesting schedule will accelerate if Mr. Onn’s employment is terminated without cause, or upon a dissolution or liquidation or change of control involving us or sale of all or substantially all of our assets. Under Mr. Onn’s employment agreement, if we terminate Mr. Onn’s employment without cause, he is entitled to his then annual salary for nine months.
      Our board of directors has approved a severance policy for our executive officers under which our chief executive officer will be entitled to 12 months’ severance and our other executive officers will be entitled to six months’ severance in the event of a termination of employment without cause. Our board of directors has authorized the compensation committee to approve the form and terms of severance agreements consistent with this severance policy that we intend to enter into with each of our executive officers.

Benefit Plans

Amended and Restated 2005 Stock Incentive Plan
      We maintain a stock incentive plan which allows for the grant of incentive stock options, nonqualified stock options, stock bonuses, stock appreciation rights and rights to acquire restricted stock to our employees, directors and consultants. The plan has a ten year term that commenced on April 18, 2005 and terminates on April 17, 2015, unless it is terminated earlier as approved by our stockholders. The plan may be administered by our board of directors or any committee of one or more members of the board appointed by the board. We have reserved 1,810,765 shares of our common stock, increased by up to 422,415 shares issued under our 2000 Equity Incentive Plan that are forfeited to us (i.e., in connection with the termination of the holder’s employment) or that were subject to options granted by us pursuant to the 2000 Equity Incentive Plan which terminate or expire or become unexercisable for any reason without having been exercised in full after April 14, 2005, for issuance pursuant to awards under this plan, plus an annual increase on the first day of each of our fiscal years beginning on January 1, 2007 equal to the lesser of (i) 4.0% of the shares of our common stock outstanding on the last day of the immediately preceding fiscal year, (ii) 2,000,000 shares of common stock or (iii) such lesser number of shares of common stock as our board of directors shall determine. As of December 31, 2005, options to purchase a total of 1,013,940 shares of common stock, with a weighted average price of $1.71 per share, were outstanding under this plan. The Board has authorized the grant to management of options to purchase 795,455 shares of Company common stock upon the attainment of Company milestones, 295,455 of which will be granted upon the success of a phase II study as determined by the board and 500,000 of which will be granted upon the success of a phase III study to be determined by the board. The allocations of the options will be determined prior to grant and the exercise price will be the fair market value of the Company’s common stock on the date of grant. The Company plans to seek board and stockholder approval to increase the number of shares underlying the stock incentive plan to provide for these options.
      Administration. The administrative committee selects the individuals to receive awards under the stock incentive plan and sets the terms and conditions of each award. The administrative committee has plenary authority to interpret the stock incentive plan and to make all determinations relating to the plan. After the date that awards under this plan are no longer exempt from the provisions of Section 162(m) of the Internal Revenue Code, the maximum number of shares of our common stock that may be subject to awards of options or stock appreciation rights for any single individual in any year cannot exceed 1.5 million shares, except that awards covering up to an additional 1 million shares may be granted to an individual during their first year of service as an employee, director or consultant.
      Term of Awards; Transferability. The term of each award is set by the administrative committee, provided that, in the case of an option, no term can exceed ten years, or ten and one-half years (or a shorter period) in the case of options granted to employees in certain jurisdictions outside the United States, from the date of grant. Awards may expire earlier upon an optionee’s termination of employment. Awards under the plan are non-assignable and otherwise non-transferable except as determined by the administrative committee or by will or the laws of descent and distribution.
      Stock Options. Options granted under the stock incentive plan may be “incentive stock options” as defined under Section 422 of the Internal Revenue Code or nonqualified stock options. Incentive stock options may only be granted to employees. The exercise price and vesting schedule for options will be set by the administrative committee at the time of grant, provided that the per share exercise price for incentive stock options and nonqualified stock options intended to be exempt from the provisions of Section 162(m) of the Internal Revenue Code cannot be less than the fair market value of a share of our common stock on the date of grant. Fair market value is defined in the stock incentive plan as the closing price of our common stock on the Nasdaq Stock Market, or such national securities exchange upon which our common stock is listed, on the date of determination. If our common stock is not publicly traded, the administrative committee determines the fair market value in a manner it deems reasonable in good faith. The exercise price of an option may be reduced, or options cancelled and regranted in order to reduce the applicable exercise price, without stockholder approval. Upon exercise, the exercise price for an option may be paid in cash, by bank check or wire transfer or, in the discretion of the administrative committee, through delivery of shares of our common stock having an aggregate value equal to the aggregate exercise price, or through a brokered exercise procedure or other procedure not in violation of any law.
      Other Stock-based Awards. The administrative committee may grant other cash, stock or stock-related awards under the stock incentive plan, including stock appreciation rights and stock units. The terms and conditions of any such other stock-based awards will be determined by the administrative committee, in its sole discretion. Shares of restricted stock granted under the stock incentive plan will be subject to forfeiture upon the termination of employment. The holder of a restricted stock award will generally have the rights and privileges of a stockholder after the shares are issued, including the right to vote such shares. Cash and stock dividends on such shares, if any, may be distributed to the holder of a restricted stock award or held for the account of the holder, as determined by the administrative committee.
      Adjustments. All outstanding awards under the stock incentive plan, the maximum number of shares available under the stock incentive plan and the maximum number of shares of our common stock available pursuant to the grant of options and stock appreciation rights to any single person in any year, if applicable, are subject to adjustment or substitution, as determined by the administrative committee in the event of certain corporate transactions.
      Restrictions on Shares. In an award agreement, we may reserve a right of first refusal to purchase all shares that a participant proposes to transfer to a third party. Our right of first refusal terminates upon the initial public offering of our common stock.
      Amendment. The stock incentive plan may be terminated or amended at any time by the administrative committee, subject to the approval of our stockholders as required by law, provided that without stockholder approval no such amendment may:

•	materially increase the number of shares of our common stock for which awards may be granted under the stock incentive plan;

•	reduce the minimum exercise price at which options may be granted under the incentive stock plan; or

•	change the class of persons eligible to receive awards under the plan without stockholder approval.
      Except for adjustments subject to certain corporate transactions and amendments, suspensions or termination of the plan that do not impair the rights of an award, alterations to outstanding awards under the stock incentive plan may be made only with the consent of the award recipient.

2000 Equity Incentive Plan
      Our 2000 Equity Incentive Plan, or the 2000 Plan, was adopted by our board of directors. The 2000 Plan has a ten-year term that commenced on December 19, 2000 and terminates on December 18, 2010 unless it is terminated earlier as approved by our stockholders. We no longer expect to grant options under this plan, but as of December 31, 2005, non-qualified options to purchase a total of 241,629 shares of common stock, with a weighted average exercise price of $1.10 per share, were outstanding under this plan. The 2000 Plan allowed for the grant or sale of stock options and restricted stock awards to employees, officers, directors and consultants.
      Administration. The 2000 Plan is administered by the committee appointed by our board of directors or administered by our board of directors acting as the committee. The administrative committee selected individuals to receive awards under the 2000 Plan and sets the terms and conditions of each award. The administrative committee also has the authority to interpret the 2000 Plan, set rules and regulations relating to it, and make all other determinations for the administration of the 2000 Plan.
      Payment for Share Purchase. Payment for shares purchased under the 2000 Plan may be made in cash by check, or, where expressly approved for the participant by the administrative committee and where permitted by law, by cancellation of any debt owned by us, shares of our common stock (with some restriction), full recourse promissory note having such terms as approved by the administrative committee, waiver of compensation or, if the shares are purchased on exercise of an option, the 2000 Plan also permits payment to be made by broker-assisted same day sales or margin commitment, or by surrender of shares then issuable upon exercise of the option. The administrative committee may help the participant pay for shares purchased under the 2000 Plan by authorizing a guarantee by us of a third party loan to the participant.

      Rights and Privileges; Transferability. No participant will have any rights of a shareholder until the shares are issued to the participant. After the issuance, the participant will be a shareholder and have all the rights of a shareholder with respect to such shares, including the right to vote and receive dividends or other distributions. If the shares issued are restricted stock, then any new, additional or different securities the participant receives by virtue of stock dividend, stock split or any other changes in our corporate or capital structure will be subject to the same restrictions as the restricted stock. Awards granted under the 2000 Plan are not transferable or assignable by participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the laws of descent and distribution. However, the administrative committee may provide that the awards granted under the 2000 Plan (other than an incentive stock option) be transferable, without consideration, to a participant’s immediate family members.
      Restrictions on Shares. In an award agreement, we may reserve a right of first refusal to purchase all shares that a participant proposes to transfer to a third party. Our right of first refusal terminates upon the initial public offering of our common stock. In an award agreement, we may also reserve a right to repurchase the unvested shares held by a participant for cash and/or cancellation of purchase money indebtedness, following such participant’s termination at any time within 90 days after his termination date and the date the participant purchases shares, whichever is later.
      Exchange and Buyout. With the consent of participants, the administrative committee may authorize us to issue new awards in exchange for the surrender and cancellation of outstanding awards. The administrative committee may buy from a participant an award previously granted with payment in cash, shares of our common stock (including restricted stock) or other consideration, based on the terms and conditions agreed by the administrative committee and the participant.
      Amendment. The 2000 Plan may be amended by the administrative committee. However, without stockholder approval, no such amendment may increase the number of shares reserved for issuance under the 2000 Plan. Our board of directors may suspend the 2000 Plan at any time; however, such suspension must not adversely affect any outstanding benefit.
      Vesting and Exercise Price of Stock Options. The vesting schedule and exercise price for options granted under the 2000 Plan were determined by the administrative committee and set forth in a stock option agreement. In no event is an option exercisable after 10 years from the grant date. The exercise price of the non-qualified options was not less than 85% of the fair market value of the shares on the date of grant. Since our common stock was not publicly traded at the time of the grants under the 2000 Plan, the administrative committee determined the fair market value in a manner it deemed reasonable and in good faith.
      Termination. If a participant of the 2000 Plan is terminated because of death or disability, then the participant’s option is exercisable only to the extent that it is exercisable on the termination date, and the option must be exercised by the participant no later than 12 months after the termination date. If a participant is terminated for cause, then the participant’s option will expire on the termination date, or at such later time determined by the administrative committee. If a participant is terminated for any reason except death, disability or for cause, then the participant’s option is exercisable only to the extent that it is exercisable on the termination date, and the option must be excised no later than 3 months after the termination date. In any event, no option may be exercised after the expiration date of the options.
      Modification, Extension or Renewal. The administrative committee may modify, extend or renew outstanding options and authorize the grant of new options in substitution for the outstanding options, however, such action may not, without the written consent of a participant, impair the participant’s rights under any option previously granted. The administrative committee may reduce the exercise price of outstanding options without the consent of participants affected by a written notice to them; however, the exercise price may not be reduced below the minimum exercise price that would be permitted under the 2000 Plan.

2006 Employee Stock Purchase Plan
      Our 2006 Employee Stock Purchase Plan was adopted by our board of directors in March 2006 and will be submitted for approval by our stockholders in April 2006. This plan becomes effective upon the date of our initial public offering. Unless terminated earlier by our board of directors, this plan terminates in 2026. A total of 250,000 shares of common stock are reserved for issuance under this plan. The number of shares reserved for issuance under this plan will automatically increase on the first day of each of our fiscal years beginning in 2007 by a number of shares equal to the lesser of (i) two percent (2%) of the shares of common stock outstanding on the last day of the immediately preceding fiscal year, (ii) 500,000 shares of common stock or (iii) such lesser number of shares of common stock as the board of directors shall determine. All share numbers reflected in this plan summary, as well as the purchase price applicable to outstanding purchase rights, will be automatically proportionately adjusted in the event we make certain changes in our capital structure, such as a stock split, stock dividend or other similar transaction.
      This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, allows employees to purchase our common stock at a discount from the market price through payroll deductions. The plan will be implemented by a series of offering periods, each of which has a duration of approximately six months, commencing generally on May 1 and November 1 of each year. Each eligible employee will automatically be granted an opportunity to participate in the plan. An automatic purchase will be made for participants on the last trading day of each offering period.
      Our board of directors, or a committee appointed by the board, will administer this plan. In addition, in administering the plan, we intend to comply with other applicable legal and regulatory requirements as may apply from time to time, including any Nasdaq listing requirements. Our employees, including officers and employee directors or employees of any majority-owned subsidiary designated by the board, are eligible to participate in this plan if they are customarily employed by us or any such subsidiary for at least 20 hours per week and more than five months per year.
      This plan permits eligible employees to purchase common stock through payroll deductions of up to 10% of an employee’s eligible cash compensation, which includes salary, bonuses and other wage payments made by us to the participants. A participant may purchase a maximum of 2,500 shares of our common stock under this plan in any one offering period and $25,000 in fair market value of our common stock in any calendar year.
      Amounts deducted and accumulated by plan participants are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is equal to 85% of the fair market value of the common stock at the first trading day of the offering period or at the last trading day of the offering period, whichever is less. Employees may end their participation in this plan at any time prior to the last trading day of an offering period, and participation ends automatically on termination of employment.
      If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under this plan shall continue with regard to offering periods that commenced prior to the closing of the proposed transaction and shares shall be purchased based on the fair market value of the surviving corporation’s stock on an upcoming purchase date, unless otherwise provided by the board of directors. Our board of directors may extend future offering periods except that no offering period can have a duration of more than twenty-seven (27) months. Our board of directors has the power to amend or terminate this plan as long as the action does not adversely affect any outstanding rights to purchase stock under the plan. However, our board of directors may amend or terminate this plan or an offering period even if it would adversely affect outstanding purchase rights in order to avoid our incurring adverse accounting charges or if the board of directors determines that termination of the plan or offering period is in our best interests and the best interests of our stockholders. We will obtain stockholder approval for any amendment to the purchase plan to the extent required by law.

401(k) Plan
      We have established a tax-qualified employee savings and retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to reduce their current compensation by up to 15% or the statutory limit, $13,000 in 2004, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, we contribute an amount equal to 3% of certain eligible employees’ compensation as a nonelective contribution to our 401(k) plan. As of December 31, 2005 we had 12 employees eligible for participation in our 401(k) plan. We will make contributions of approximately $28,000 for 2005 to the plan for certain eligible employees.
      We intend for the 401(k) plan to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      The following is a description of transactions since January 1, 2003 to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of such person’s immediate family had or will have a direct or indirect material interest, other than compensation agreements, which are described under the caption “Management”.
Purchases of Securities
      Since January 1, 2003, the following executive officers, directors, holders of more than 5% of our capital stock and members of such person’s immediate family purchased securities in the amounts and as of the dates shown below.

		Number of	Number of	Number of	Number of
	Number of	Shares of	Shares of	Shares of	Shares of
	Shares of	Series B	Series C	Series D	Series D-1
	Common	Preferred	Preferred	Preferred	Preferred
Name of Purchaser	Stock	Stock	Stock	Stock	Stock

5% Stockholders affiliated with Directors:

Entities associated with Frazier Healthcare Ventures(1)	—	700,000	3,070,176	1,428,571	—

Entities associated with InterWest Partners(2)	—	—	4,385,964	4,285,714	—

Entities associated with MPM BioVentures III(3)	—	—	13,456,140	7,857,142	—

Thomas Weisel Healthcare Venture Partners, L.P.(4)	—	—	—	5,000,000	—

Entities associated with TL Ventures(5)	—	700,000	3,508,772	2,500,000	—

Other 5% Stockholders:

Biomedical Venture III Ltd.(6)	349,241	—	—	1,271,432	795,217

Directors and Executive Officers:

Caley Castelein, M.D.(4)	—	—	—	—	—

Christopher B. Ehrlich(2)	—	—	—	—	—

William Greene, M.D.(3)	—	—	—	—	—

Patrick Heron(1)	—	—	—	—	—

Christopher Moller, Ph.D.(5)	—	—	—	—	—

Robert Zerbe, M.D.(7)	82,247	—	—	—	—

(1)	Represents shares held by Frazier Healthcare, III L.P. and Frazier Affiliates, III, L.P. Patrick Heron, a member of our board of directors, is a venture capitalist with Frazier Healthcare Ventures where he holds the title of General Partner. Entities affiliated with Frazier Healthcare Ventures serve as the general partners of Frazier Healthcare III, LP and Frazier Affiliates III, LP. During 2003, entities associated with Frazier Healthcare Ventures purchased 700,000 shares of our Series B Preferred Stock at $1.50 per share. During 2003 and 2004, entities associated with Frazier Healthcare Ventures purchased 3,070,176 shares of our Series C Preferred Stock at $1.14 per share, and in 2004 and 2005, entities associated with Frazier Healthcare Ventures purchased 1,428,571 shares of our Series D Preferred Stock at $1.40 per share.

(2)	Represents shares held by InterWest Investors VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Partners VIII, L.P. Christopher Ehrlich, a member of our board of directors, is a Partner at InterWest Partners. During 2003 and 2004, entities associated with InterWest Partners purchased 4,385,964 shares of our Series C Preferred Stock at $1.14 per share. During 2004 and 2005, entities associated with InterWest Partners purchased 4,285,714 shares of our Series D Preferred Stock at $1.40 per share.

(3)	Represents shares held by MPM Asset Management Investors 2003 BVIII LLC, MPM Bioventures III GmbH & Co. Beteiligungs KG, MPM Bioventures III Parallel Fund, L.P., MPM Bioventures III, L.P., MPM Bioventures III-QP, L.P., MPM Bioventures Strategic Fund, L.P. William Greene, M.D. and Nicholas Simon III, members of our board of directors, are General Partners of MPM Bioventures III. During 2003 and 2004, entities associated with MPM Bioventures III purchased 13,456,140 shares of our Series C Preferred Stock at $1.14 per share and 7,857,142 shares of our Series D Preferred Stock at $1.40 per share.

(4)	Caley Castelein, M.D., a member of our board of directors, is a Managing Partner of Thomas Weisel Healthcare Partners LLC, the General Partner of Thomas Weisel Healthcare Venture Partners, L.P. During 2004 and 2005, Thomas Weisel Healthcare Venture Partners LLC purchased 5,000,000 shares of our Series D Preferred Stock at $1.40 per share.

(5)	Represents shares held by TL Ventures V Interfund, L.P. and TL Ventures V L.P. Christopher Moller, Ph.D., a member of our board of directors, is a member and on the board of directors of TL Ventures V LLC, the General Partner of TL Ventures V Interfund L.P. and TL Ventures V Management L.P., the General Partner of TL Ventures V L.P. During 2003, entities associated with TL Ventures purchased 700,000 shares of our Series B Preferred Stock at $1.50 per share. During 2003 and 2004, entities associated with TL Ventures purchased 3,508,772 shares of our Series C Preferred Stock at $1.14 per share, and in 2004 and 2005, entities associated with TL Ventures purchased 2,500,000 shares of our Series D Preferred Stock at $1.40 per share.

(6)	In May 2005, we issued 200,003 shares of our Series D Preferred Stock, 795,217 shares of our Series D-1 Preferred Stock and 349,241 shares of our common stock to Biomedical Venture III Ltd. in exchange for shares of Hormos representing all the outstanding capital stock of Hormos and all securities or other instruments convertible into or exercisable for capital stock of Hormos held by Biomedical Venture III Ltd. Between June 2005 and October 2005, Biomedical Venture III Ltd. purchased 1,071,429 shares of our Series D Preferred Stock at $1.40 per share.

(7)	During 2005, Robert Zerbe, M.D., our Chief Executive Officer, exercised options to purchase 74,163 shares of our common stock at an exercise price of $1.10 per share. During 2006, Dr. Zerbe exercised options to purchase an additional 8,084 shares at an exercise price of $1.10 per share.

Indemnification Agreements
      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. See “Management — Limitation of Liability and Indemnification of Officers and Directors.” In addition, in conjunction with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws.
Fourth Amended and Restated Investor Rights Agreement, as amended
      We and our preferred stockholders have entered into an investor rights agreement under which our preferred stockholders have registration rights with respect to their shares of common stock, rights of first refusal on certain new issues of our capital stock and rights to purchase shares in this offering. These rights have been waived with respect to this offering and the rights of first refusal shall terminate immediately prior to the closing of this offering. Upon closing of this offering, all our currently outstanding shares of preferred stock will be converted into shares of our common stock. See “Description of Capital Stock — Registration Rights” for a further description of the terms of this agreement.

PRINCIPAL STOCKHOLDERS
      The following table presents information concerning the beneficial ownership of the shares of our common stock as of February 28, 2006, by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;

•	each of our named executive officers listed on the Summary Compensation Table;

•	each of our directors; and

•	all of our executive officers and directors as a group.
      The information set forth in the table gives effect to the conversion of all of our preferred stock.
      Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 14,104,302 shares of common stock outstanding as of February 28, 2006 (as adjusted to reflect as of that date the conversion of all shares of our preferred stock outstanding into common stock), and 20,730,903 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of February 28, 2006, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o QuatRx Pharmaceuticals Company, 777 East Eisenhower Parkway, Suite 100, Ann Arbor, Michigan 48108.

		Percentage of Shares
	Number of	Outstanding
	Shares
	Beneficially	Prior to the	After the
Name of Beneficial Owner	Owned(1)	Offering	Offering

Stockholders owning 5% or more:

Entities affiliated with MPM Bioventures III(2)	3,875,142	27.47%	18.69%

Entities affiliated with TL Ventures(3)	1,702,311	12.07	8.21

Entities affiliated with InterWest Partners(4)	1,576,669	11.18	7.61

Entities affiliated with Frazier Healthcare(5)	1,500,488	10.64	7.24

Entities affiliated with Thomas Weisel Healthcare Venture Partners, L.P.(6)	909,091	6.45	4.39

Biomedical Venture III Ltd.(7)	724,996	5.14	3.50

Directors and Executive Officers:

Caley Castelein, M.D.(6)	909,091	6.45	4.39

Christopher B. Ehrlich(4)	1,576,669	11.18	7.61

Richard P. Fox	—	*	*

William Greene, M.D.(2)	3,875,142	27.47	18.69

Patrick Heron(5)	1,500,488	10.64	7.24

Christopher Moller, Ph.D.(3)	1,702,311	12.07	8.21

Nicholas Simon III(2)	3,875,142	27.47	18.69

August Watanabe, M.D.(8)	9,091	*	*

Anders Wiklund	—	*	*

Robert Zerbe, M.D.(9)	369,264	2.60	1.77

Stuart Dombey, M.B., F.R.C.P.(10)	248,125	1.75	1.19

Christopher Nicholas(11)	249,761	1.76	1.20

Gary Onn(12)	80,824	*	*

Randall Whitcomb, M.D.(13)	183,311	1.29	*

All directors and executive officers as a group (13 persons)	10,704,077	75.54%	51.47%

*	Less than 1%.

(1)	Includes shares of common stock issuable pursuant to options exercisable within 60 days of February 28, 2005.

(2)	Includes 59,316 shares held by MPM Asset Management Investors 2003 BVIII LLC, 258,911 shares held by MPM Bioventures III GmbH & Co. Beteiligungs KG, 92,523 shares held by MPM Bioventures III Parallel Fund, L.P., 205,989 shares held by MPM Bioventures III, L.P., 3,063,598 shares held by MPM Bioventures III-QP, L.P. and 194,805 shares held by MPM Bioventures Strategic Fund, L.P., collectively, the MPM Funds. William Greene, M.D. and Nicholas Simon III, members of our board of directors, are General Partners of MPM Bioventures III. Dr. Greene and Mr. Simon have shared voting and dispositive powers over the shares held by the MPM Funds. They disclaim beneficial ownership of the shares held by the MPM Funds, except to the extent of their pecuniary interest therein. The address for MPM BioVentures III LLC is 200 Clarendon St., 54th Floor, Boston, MA 02116.

(3)	Includes 28,943 shares held by TL Ventures V Interfund, L.P. and 1,673,368 shares held by TL Ventures V L.P., collectively, the TL Ventures Funds. Christopher Moller, Ph.D., a member of our board of directors, is a member and on the board of directors of TL Ventures V LLC, the general partner of TL Ventures V Interfund L.P. and TL Ventures V Management L.P., the general partner of TL Ventures V L.P. Dr. Moller may be deemed to have shared voting and dispositive powers over the shares held by the TL Ventures Funds. He disclaims beneficial ownership of the shares held by the TL Ventures Funds, except to the extent of his pecuniary interest therein. The address for the TL Ventures Funds is 700 Building, 435 Devon Park Drive, Wayne, PA 19087.

(4)	Includes 12,140 shares held by InterWest Investors VIII, L.P., 43,516 shares held by InterWest Investors Q VIII, L.P. and 1,521,013 shares held by InterWest Partners VIII, L.P, collectively, the InterWest Funds. Christopher Ehrlich, a member of our board of directors, is a Venture Member of InterWest Management Partners VIII, LLC, the general partner of the InterWest Funds. Mr. Ehrlich has shared voting and dispositive powers over the shares held by the InterWest Funds. He disclaims beneficial ownership of the shares held by the InterWest Funds, except to the extent of his pecuniary interest therein. The address for InterWest Partners is 2710 Sand Hill Road, Menlo Park, CA 94025.

(5)	Includes 1,489,288 shares held by Frazier Healthcare III, L.P. and 11,200 shares held by Frazier Affiliates, III, L.P., collectively, the Frazier III Funds. Patrick Heron, a member of our board of directors, is a venture capitalist with Frazier Healthcare Ventures where he holds the title of General Partner. Entities affiliated with Frazier Healthcare Ventures serve as the general partners of the Frazier III Funds. Mr. Heron may be deemed to have shared voting and dispositive powers over the shares held by the Frazier III Funds. He disclaims beneficial ownership of the shares held by the Frazier III Funds, except to the extent of his pecuniary interest therein. The address for the Frazier III Funds and Frazier Healthcare Ventures is 601 Union Street, Suite 3200, Seattle, WA 98101.

(6)	Caley Castelein, M.D., a member of our board of directors, is a Managing Partner of Thomas Weisel Healthcare Partners LLC, the general partner of Thomas Weisel Healthcare Venture Partners, L.P. Mr. Castelein has shared voting and dispositive powers over the shares held by Thomas Weisel Healthcare Venture Partners, L.P. He disclaims beneficial ownership of the shares held by the Thomas Weisel Healthcare Venture Partners, L.P., except to the extent of his pecuniary interest therein. The address for Thomas Weisel Healthcare Venture Partners is One Montgomery Street, San Francisco, CA 94101.

(7)	The address for Biomedical Venture III Ltd. is Sundkrogsgade 7, DK-2100, Copenhagen, Denmark.

(8)	Includes 909 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 28, 2006.

(9)	Includes 106,109 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 28, 2006. Also includes an aggregate of 173,636 shares held by trusts established by Dr. Zerbe for the benefit of his children and of which he and his wife, Linda Zerbe, are the trustees.

(10)	Includes 52,731 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 28, 2006. Also includes an aggregate of 168,182 shares held by trusts established by Dr. Dombey for the benefit of his children and of which he and his wife, Heather Jane Dombey, are the trustees and 7,273 shares held by a trust established by Dr. Dombey as trustee of the Stuart Lionel Dombey Trust u/a/d.

(11)	Includes 54,080 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 28, 2006. Also includes 3,636 shares held by Christine L. Nicholas, Mr. Nicholas’s wife and an aggregate of 81,818 shares held by trusts established by Mr. Nicholas for the benefit of his children.

(12)	Includes 39,915 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 28, 2006.

(13)	Includes 62,483 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 28, 2006. Also includes an aggregate of 72,727 shares held by trusts established by Dr. Whitcomb of which he and his wife, Rita K. Whitcomb, are the trustees.

DESCRIPTION OF CAPITAL STOCK
      Upon the completion of this offering, our authorized capital stock will consist of 40,000,000 shares of common stock, par value $0.01 per share, and 40,000,000 shares of preferred stock, par value $0.01 per share, and there will be 20,394,005 shares of common stock outstanding and no shares of preferred stock outstanding. As of December 31, 2005, we had approximately 103 record holders of our capital stock. All of our outstanding shares of preferred stock will automatically convert into shares of our common stock upon the completion of this offering. In addition, as of December 31, 2005, options to purchase 1,013,940 shares of our common stock were outstanding and 291,685 shares of our common stock were reserved for future grants under our Amended and Restated 2005 Stock Incentive Plan.
      The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries of material terms and provisions and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect amendments to our certificate of incorporation and bylaws that will become effective upon closing of this offering.
Common Stock
      Upon the closing of this offering, we will be authorized to issue one class of common stock. Stockholders will be entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock will not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock will be entitled to receive dividends out of legally available funds when and if declared from time to time by our board of directors. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of common stock offered hereby will be fully paid and nonassessable.
Preferred Stock
      Upon the closing of this offering, all outstanding shares of our preferred stock, including shares of preferred stock held in the escrow established in connection with our acquisition of Hormos, will be converted into an aggregate of 11,326,641 shares of common stock. Under our certificate of incorporation, upon the closing of this offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations, restrictions. Our board of directors can also increase or decrease the number of shares of any series of our preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.
      Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights
      Upon completion of this offering, the holders of approximately 13,599,402 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act as described below.

Demand Registration Rights
      At any time beginning 180 days after the closing of this offering, the holders of at least fifty percent (50%) of the shares having registration rights can demand that we file a registration statement for those shares so long as the demand covers at least fifty percent (50%) of the shares subject to the registration rights. We will use our best efforts to effect the registration as requested, unless the underwriters if any, decide to limit the number of shares that may be included in the registration due to marketing factors. We are only obligated to satisfy two demand registrations (provided that at least eighty percent (80%) of the shares requested to be registered must be registered in order for such demand to qualify as a demand registration), and we may defer a registration by up to 90 days under specified circumstances not more than once in any 12-month period. We are not obligated to satisfy a demand registration if the registrable shares may be immediately registered pursuant to a registration statement on Form S-3, as described below.

Piggyback Registration Rights
      If we register any securities for public sale, the holders of the shares having registration rights may include their shares in the registration statement. The underwriters have the right to limit the number of shares having registration rights that may be included in the registration statement, but not below 20% of the total number of shares included in the registration statement. These piggyback registration rights have been waived with respect to this offering on behalf of the holders of these rights.

Form S-3 Registration Rights
      If we are eligible to file a registration statement on Form S-3, any holders of the shares having registration rights can demand that we file a registration statement on Form S-3 or any similar short-form registration statement, so long as (i) the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1.0 million and (ii) we have not already effected two registrations on Form S-3 in any 12-month period.

Expenses of Registration
      We will pay for all registration expenses, including the reasonable legal expenses of a single counsel for the holders, relating to any demand, piggyback or Form S-3 registration, other than the underwriting discount and selling commissions applicable to the shares of common stock held by the holders with registration rights.

Expiration of Registration Rights
      If shares having registration rights are sold either to the public, sold pursuant to Rule 144 or sold by a holder in a transaction in which those rights are not assigned, then the shares will no longer be considered registrable shares.
Antitakeover Effects of Delaware Law and Provisions of our Certificate of Incorporation and Bylaws

Delaware Takeover Statute
      We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction that resulted in the interested stockholder becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction that resulted in the interested stockholder becoming an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.
      Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of Incorporation and Bylaw Provisions
      Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of QuatRx to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control.
      In particular, our certificate of incorporation and bylaws will provide for the following:
      Staggered Board of Directors. Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.
      No Written Consent of Stockholders. Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.
      Special Meetings of Stockholders. Special meetings of our stockholders may be called only by (i) the Chairman of the board of directors, (ii) the Chief Executive Officer, or (iii) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.
      Advance Notice Requirement. Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.
      Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 20,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Listing
      We have applied for our common stock to be quoted on the Nasdaq National Market under the trading symbol “QTRX”.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS
      The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any beneficial holder of our common stock that for United States federal income tax purposes is not a United States person. For United States federal income tax purposes, person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any state thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made an election to be treated as a United States person.
      If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships which hold our common stock and partners in such partnerships to consult their tax advisors.
      This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, holders whose functional currency is other than the United States dollar, “controlled foreign corporations,” “passive foreign investment companies,” and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), legislative history and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States Holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.
      Prospective purchasers are urged to consult their own tax advisors regarding United States federal income tax consequences, as well as other United States federal, state, and local income and estate tax consequences, and non-United States tax consequences, to them of acquiring, owning, and disposing of our common stock.
Dividends
      We have not paid any distributions on our common stock and we do not plan to pay any distributions for the foreseeable future. However if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current or accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.
      Any dividend paid from our current or accumulated earnings and profits paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN (or successor form) certifying, under penalty of perjury, the holder’s status as a non-U.S. person as defined under the Code and qualification for the reduced rate.
      Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.
      A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS. If a non-United States holder holds common stock through a foreign partnership or foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.
Gain on Disposition of Common Stock
      A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (and if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-United States holder);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.
      We believe that we are not currently, and that we will not become, a USRPHC for United States federal income tax purposes. If we are determined to be a USRPHC, the United States federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of the common stock by a non-United States holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a non-United States holder sells its shares of our common stock.
      Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons, as defined under the Code, generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding, provided any certification requirements are met. Gain described in the second bullet point above will be subject to a flat 30% United States federal income tax and may be offset by United States source capital losses. Non-United States holders should consult any applicable income tax treaties that may alter the applicable rules.

Backup Withholding and Information Reporting
      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
      Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person as defined under the Code.
      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-United States holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
      Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
      Upon completion of this offering and based on shares outstanding at December 31, 2005 and the conversion of all shares of preferred stock into shares of common stock, we will have outstanding 20,394,005 shares of common stock. All the shares sold in this offering, plus any shares issued upon exercise of the underwriters’ option to purchase additional shares from us, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.
      The remaining 14,934,005 shares of common stock outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 701 or another exemption or meet the safe harbor qualifications under Rule 144 under the Securities Act as summarized below.
      Our directors, officers and substantially all of our stockholders, who combined hold approximately 70.6% of our stock, have entered into lock-up agreements with the underwriters of this offering generally providing that they will not offer, sell, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or liquidate or decrease a call equivalent position or otherwise dispose of or transfer any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock owned by them prior to this offering for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC, on behalf of our underwriters. The lock-up agreements do not prohibit transfers or dispositions by our officers, directors and stockholders as a gift or by will or intestacy, to immediate family members or affiliates, and to any trust for the direct or indirect benefit of the holder or his or her immediately family. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Banc of America Securities LLC, on behalf of our underwriters. Banc of America Securities LLC has advised us that it has no current intention to shorten or release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Based on shares outstanding as of December 31, 2005, taking into account the lock-up agreements, and assuming Banc of America Securities LLC does not release stockholders from these agreements prior to the expiration of the 180-day lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	929 shares that are not subject to the lock-up agreements discussed above may be sold on May 25, 2006 pursuant to Rule 144;

•	14,393,076 additional shares may be sold upon expiration of the 180-day lock-up period described above.

Rule 144
      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 203,940 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the effective date of this offering before selling such shares.
Registration Rights
      Upon completion of this offering, the holders of 13,599,402 shares of our common stock, or their transferees, have rights to require or participate in the registration of those shares under the Securities Act pursuant to our amended and restated investor rights agreement. For a detailed description of these registration rights see “Description of Capital Stock — Registration Rights.”
Stock Options
      We intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under our 2005 Equity Incentive Plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market unless the holder is subject to the 180-day lock-up period.
      As of December 31, 2005, options to purchase 1,013,940 shares of common stock were issued and outstanding at a weighted average exercise price of $1.71 per share. Upon the expiration of the lock-up period described above, at least 638,843 shares of common stock will be subject to vested options.
Warrant
      Upon completion of this offering, there will be outstanding a warrant to purchase shares of common stock issued in connection with a credit facility we entered into in January 2006. The number of shares subject to the warrant and the exercise price will be established at the closing of this offering pursuant to a formula agreed upon with the lender. Under this formula, at an assumed initial public offering price of $12.00 per share and assuming a closing date of May 1, 2006, this warrant would be exercisable for 145,360 shares of common stock at an exercise price of the $9.29 per share. The shares issuable upon exercise of the warrant are subject to a lock-up agreement with Banc of America Securities LLC. Such shares are also entitled to the registration rights discussed above. In addition, any shares purchased pursuant to the warrant may be sold pursuant to the requirements of Rule 144.

UNDERWRITING
      We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Cowen & Co., LLC, Lazard Capital Markets LLC and Pacific Growth Equities, LLC are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC

Cowen & Co., LLC

Lazard Capital Markets LLC

Pacific Growth Equities, LLC

Total	6,000,000

      The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.
      The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $          per share to selected dealers. The underwriters may also allow, and those dealers may reallow, a concession of not more than $          per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
      Over-Allotment Options. We have granted the underwriters an over-allotment option to buy up to additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.
      Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.
      We estimate that the expenses of the offering to be paid by us, not including the underwriting discounts and commissions, will be approximately $1,600,000.

Paid by Us

	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

      Listing. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “QTRX”.

      Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.
      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discounts on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.
      These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.
      Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.
      IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.
      Lock-up Agreement. We, our executive officers and directors and substantially all of our stockholders have entered into or will, prior to the completion of this offering, enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus, subject to a potential extension of up to an additional 34 days under certain circumstances. This consent may be given at any time without public notice. In addition, during this period, we have also agreed not to file any registration statement for any shares of our common stock without the prior written consent of Banc of America Securities LLC. Pursuant to the lock-up agreements holders of greater than 99.9% of the “registrable securities” under our registration rights agreement have also agreed not to make any demand for, or exercise any right to registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, without the prior written consent of Banc of America Securities LLC.
      Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.
      Conflicts/ Affiliates. The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking and other financial services for us.
Compliance with Non-U.S. Laws and Regulations
      Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our common stock or has in its possession or distributes the prospectus.

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 Euros and (3) an annual net turnover of more than 50,000,000 Euros, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

France
      No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree N o 2004-1019 of September 28, 2004 and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 , D.411-1, D.411-2, D.734-1, D.744-1, D754-1 and D.764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; neither this prospectus, nor any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom
      Each underwriter acknowledges and agrees that:

•	it has not offered or sold and will not offer or sell any shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the issuer;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy
      Each underwriter acknowledges and agrees that the offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, acknowledges and agrees that the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares or the prospectus be distributed in Italy other than to professional investors (investitori professionali), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”) or pursuant to another exemption from the requirements of Articles 94 and seq. of Legislative Decree No. 58 of February 24, 1998 (the “Italian Finance Law”) and CONSOB Regulation No. 11971 of May 14, 1999 (“Regulation No. 11971”).
      Each underwriter acknowledges and agrees that any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares or the prospectus in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be:

•	made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Legislative Decree No. 58 of February 24, 1998, as amended, CONSOB Regulation No. 11522 of July 1, 1998, and any other applicable laws and regulations;

•	in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of shares by CONSOB or the Bank of Italy.
      Any investor purchasing the shares in this offering is solely responsible for ensuring that any offer or resale of the shares it purchased in this offering occurs in compliance with applicable laws and regulations.
      This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.
      In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospectus Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, acknowledgments and agreements set out under the heading “European Economic Area” above shall apply to Italy.
LEGAL MATTERS
      The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP and certain matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.
EXPERTS
      The financial statements as of December 31, 2004 and December 31, 2005 and for each of the three years in the period ended December 31, 2005 and cumulative for the period of inception (November 20, 2000) through December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The financial statements as of December 31, 2003 and December 31, 2004 and for each of the two years then ended for Hormos Medical Oy included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Oy, independent accountants, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
      Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

QuatRx Pharmaceuticals Company
(A development stage company)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
QuatRx Pharmaceuticals Company
      The reverse stock split described in Note 13 to the financial statements has not been consummated at April 3, 2006. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of QuatRx Pharmaceuticals Company and its subsidiary at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 and, cumulatively, for the period from November 20, 2000 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”
/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
March 14, 2006, except for Note 13, as to which the date is April 3, 2006

QuatRx Pharmaceuticals Company
(A development stage company)
Consolidated Balance Sheets

			Pro Forma
			Redeemable
			Convertible
			Preferred Stock
	December 31,		and Stockholders’
			Equity at
	2004	2005	December 31, 2005

			(unaudited)

ASSETS

Current Assets:

Cash and cash equivalents	$31,128,076	$7,350,899

Short-term investments	—	28,698,519

Accounts receivable	—	35,794

Prepaid expenses and other	306,638	1,158,684

Total current assets	31,434,714	37,243,896

Property and equipment, net	59,909	710,558

Intangibles, net	—	406,955

Total assets	$31,494,623	$38,361,409

Current Liabilities:

Current portion of capital lease	$—	$19,601

Loan advances	—	2,096,683

Accounts payable	552,350	815,531

Accrued payroll and benefits	45,194	431,232

Accrued contract services	1,005,780	1,467,570

Accrued liabilities	—	405,573

Deferred income	—	33,934

Total current liabilities	1,603,324	5,270,124

Long-term debt, less current portion	—	11,672,102

Long-term deferred income	—	415,697

Accrued contingent consideration	—	1,593,025
Commitments and contingencies

Redeemable convertible preferred stock, liquidation value of $56,697,445 and $86,681,742 at December 31, 2004 and 2005, respectively, no shares outstanding pro forma (unaudited)	55,907,373	86,200,020	$—

Stockholders’ Equity (Deficit):

Common stock, $0.01 par value; 72,502,056 and 94,919,416 shares authorized at December 31, 2004 and 2005 respectively; 3,976,000 and 2,634,631 shares issued and outstanding at December 31, 2004 and 2005 respectively; 13,767,404 shares outstanding pro forma (unaudited)	39,760	26,346	137,674

Additional paid-in capital	—	—	86,088,692

Deferred compensation	—	(284,594)	(284,594)

Deficit accumulated during the development stage	(26,055,834)	(67,403,626)	(67,403,626)

Accumulated other comprehensive income	—	872,315	872,315

Total stockholders’ equity (deficit)	(26,016,074)	(66,789,559)	$19,410,461

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$31,494,623	$38,361,409

The accompanying notes are an integral part of these consolidated financial statements.

QuatRx Pharmaceuticals Company
(A development stage company)
Consolidated Statements of Operations

				Cumulative
				Period From
				Inception
				(November 20,
	Years Ended December 31,			2000) to
				December 31,
	2003	2004	2005	2005

Operating Expenses:

Research and development	$8,372,368	$7,724,562	$15,059,699	$34,290,256

General and administrative	886,093	1,723,505	3,216,235	6,814,073

Purchased in-process research and development	—	—	25,800,000	25,800,000

Total operating expenses	9,258,461	9,448,067	44,075,934	66,904,329

Loss from operations	(9,258,461)	(9,448,067)	(44,075,934)	(66,904,329)

Other Income (Expense):

Contract research income	—	—	1,448,361	1,448,361

Consulting income	221,099	—	—	247,347

Interest income	72,823	143,991	821,620	1,150,029

Interest expense	—	—	(595,916)	(595,916)

Forgiveness of debt	—	—	2,681,567	2,681,567

Total other income	293,922	143,991	4,355,632	4,931,388

Net loss	(8,964,539)	(9,304,076)	(39,720,302)	(61,972,941)

Accretion of redeemable preferred stock	(1,503,791)	(2,319,484)	(13,210,271)	(17,570,604)

Net loss available to common stockholders	$(10,468,330)	$(11,623,560)	$(52,930,573)	$(79,543,545)

Net Loss Per Share, Basic and Diluted:

Net loss per share available to common stockholders, basic and diluted	$(41.64)	$(26.36)	$(31.71)

Weighted average common shares	251,404	441,017	1,669,041

Pro forma net loss per share available to common stockholders (unaudited)			$(5.00)

Weighted average shares used to compute pro forma net loss per share available to common stockholders (unaudited)			10,584,216

The accompanying notes are an integral part of these consolidated financial statements.

QuatRx Pharmaceuticals Company
(A development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit)

					Deficit
					Accumulated	Accumulated
	Common Stock		Additional		During	Other	Total
			Paid-In	Deferred	Development	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Capital	Compensation	Stage	Income (Loss)	Deficit	Loss

Balance — Inception, November 20, 2000	—	$—	$—	$—	$—	$—	$—

Issuance of shares to founders	3,405,000	34,050	136,200	—	—	—	170,250

Issuance of stock for cash, at $0.10 per share	200,000	2,000	18,000	—	—	—	20,000

Issuance of option to purchase Series B Preferred Stock	—	—	351,000	—	—	—	351,000

Unrealized loss on investments	—	—	—	—	—	(4,332)	(4,332)	$(4,332)

Accretion of preferred stock to redemption value	—	—	(146,911)	—	—	—	(146,911)

Net loss	—	—	—	—	(594,204)	—	(594,204)	(594,204)

Comprehensive loss								$(598,536)

Balance at December 31, 2001	3,605,000	36,050	358,289	—	(594,204)	(4,332)	(204,197)

Exercise of stock rights for cash	371,000	3,710	51,940	—	—	—	55,650

Realized loss on maturity of investments	—	—	—	—	—	4,332	4,332	$4,332

Accretion of preferred stock to redemption value	—	—	(390,147)	—	—	—	(390,147)

Net loss	—	—	—	—	(3,389,822)	—	(3,389,822)	(3,389,822)

Comprehensive loss								$(3,385,490)

Balance at December 31, 2002	3,976,000	39,760	20,082	—	(3,984,026)	—	(3,924,184)

Net loss	—	—	—	—	(8,964,539)	—	(8,964,539)	$(8,964,539)

Accretion of preferred stock to redemption value	—	—	(20,082)	—	(1,483,709)	—	(1,503,791)

Comprehensive loss								$(8,964,539)

Balance at December 31, 2003	3,976,000	39,760	—	—	(14,432,274)	—	(14,392,514)

Net loss	—	—	—	—	(9,304,076)	—	(9,304,076)	$(9,304,076)

Accretion of preferred stock to redemption value	—	—	—	—	(2,319,484)	—	(2,319,484)

Comprehensive loss								$(9,304,076)

Balance at December 31, 2004	3,976,000	39,760	—	—	(26,055,834)	—	(26,016,074)

Reverse stock split	(3,253,091)	(32,531)	32,531	—	—	—	—

Issuance of common stock upon exercise of stock option	180,785	1,808	197,054	—	—	—	198,862

Issuance of shares in connection with acquisition	1,730,937	17,309	2,838,738	—	—	—	2,856,047

Beneficial conversion feature on issuance of preferred stock	—	—	8,205,714	—	—	—	8,205,714

Deferred compensation resulting from option grants	—	—	308,744	(308,744)	—	—	—

Amortization of deferred compensation	—	—	—	24,150	—		24,150

Net loss	—	—	—	—	(39,720,302)	—	(39,720,302)	$(39,720,302)

Accretion of preferred stock to redemption value	—	—	(11,582,781)	—	(1,627,490)	—	(13,210,271)

Foreign currency translation adjustment	—	—	—	—	—	872,315	872,315	872,315

Comprehensive loss								$(38,847,987)

Balance at December 31, 2005	2,634,631	26,346	$—	$(284,594)	(67,403,626)	$872,315	$(66,789,559)

The accompanying notes are an integral part of these consolidated financial statements.

QuatRx Pharmaceuticals Company
(A development stage company)
Consolidated Statements of Cash Flows

				Cumulative
				Period From
				Inception
				(November 20,
	Years Ended December 31,			2000) to
				December 31,
	2003	2004	2005	2005

Cash Flows from Operating Activities:

Net loss	$(8,964,539)	$(9,304,076)	$(39,720,302)	$(61,972,941)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	16,894	19,663	663,060	719,561

Loss from maturity of short-term investments	—	—	—	7,475

Accrued interest expense on long-term debt	—	—	225,767	225,767

Amortization of deferred compensation	—	—	24,150	24,150

Forgiveness of debt	—	—	(2,681,567)	(2,681,567)

Purchased in-process research and development	—	—	25,800,000	25,800,000

Increase (decrease) in cash resulting from changes in assets and liabilities, net of acquisitions

Accounts receivable	—	—	(14,033)	(14,033)

Prepaid expenses and other	(88,028)	(209,109)	(994,031)	(1,300,669)

Accounts payable	103,777	428,712	47,838	600,186

Accrued payroll and benefits	67,582	(27,596)	36,462	81,656

Accrued contract services	712,645	80,915	476,674	1,482,454

Accrued liabilities	—	—	317,201	317,201

Deferred income	—	—	(167,376)	(167,376)

Net cash used in operating activities	(8,151,669)	(9,011,491)	(15,986,157)	(36,878,136)

Cash Flows from Investing Activities:

Purchases of short-term investments	(100,000)	—	(38,458,472)	(42,405,947)

Maturities of short-term investments	875,000	—	10,000,000	13,940,000

Cash paid for acquisition costs	—	—	(1,000,000)	(1,000,000)

Cash acquired in Hormos transaction	—	—	1,014,364	1,014,364

Purchases of property and equipment	(10,944)	(38,726)	(211,511)	(327,921)

Net cash used in investing activities	764,056	(38,726)	(28,655,619)	(28,779,504)

Cash Flows from Financing Activities:

Proceeds from the issuance of preferred stock, net of issuance costs	16,570,372	29,632,077	19,316,852	71,214,892

Proceeds from the issuance of common stock	—	—	198,863	444,763

Proceeds from issuance of long-term debt	—	—	1,228,267	1,228,267

Principal payments on capital leases	—	—	(37,404)	(37,404)

Other financing activities	—	—	45,720	45,720

Net cash provided by financing activities	16,570,372	29,632,077	20,752,298	72,896,238

Effect of Exchange Rate Changes on Cash	—-	—	112,301	112,301

Net Increase (Decrease) in Cash and Cash Equivalents	9,182,759	20,581,860	(23,777,177)	7,350,899

Cash — Beginning of Period	1,363,457	10,546,216	31,128,076	—

Cash — End of Period	$10,546,216	$31,128,076	$7,350,899	$7,350,899

Supplemental Disclosure of Non-Cash Flow Activity:

Issuance of preferred and common stock in connection with Hormos transaction	$—	$—	$8,827,285	$8,827,285

Conversion of loan advances to long-term debt	$—	$—	$304,808	$304,808

The accompanying notes are an integral part of these consolidated financial statements.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements

1.	Organization and Summary of Significant Accounting Policies

Organization and Business
      QuatRx Pharmaceuticals Company (“QuatRx” or the “Company”) was incorporated in Delaware in November 2000, and is engaged in the discovery, licensing, development and commercialization of compounds in the endocrine, metabolic and cardiovascular therapeutic areas. QuatRx has four product candidates in clinical development and one product candidate expected to enter clinical development in the first half of 2006. QuatRx’s two lead product candidates treat hormone deficiencies that result from aging in men and women. Ospemifene, a treatment for vaginal atrophy in post-menopausal women, is in phase III clinical testing, and fispemifene, a treatment for the symptoms of andropause in aging males, has recently entered phase II clinical testing in the first half of 2006. QuatRx also has two product candidates for the treatment of elevated cholesterol levels, QRX-401 and QRX-431, in phase I clinical trials and preclinical development, respectively. Becocalcidiol, our topical product candidate for the treatment of mild to moderate psoriasis, has completed a phase IIb clinical trial. In addition, QuatRx has two research programs for targeted endocrine therapies.
      On May 25, 2005, QuatRx completed the acquisition of Hormos Medical Oy (“Hormos”), a privately held Finnish development-stage pharmaceuticals company. Hormos focuses on the discovery and development of novel pharmaceutical compounds involving the tissue specific regulation of estrogen effects for the treatment of certain age-related diseases. The acquisition allowed QuatRx to expand its existing pipeline and technologies to include potential therapies for endocrine deficiencies associated with aging in men and women, including ospemifene and fispemifene. The accompanying financial statements include the operating results of Hormos since the date of acquisition.
      QuatRx complements its internal drug development expertise by entering into collaborations and agreements with third parties including pharmaceutical companies, academic laboratories, and contract service providers. In the course of its activities, QuatRx has sustained significant operating losses and expects such losses, which will likely increase as QuatRx expands its research and development activities, to continue for at least the next several years. QuatRx has not generated any product sales or any significant revenues and has not achieved profitable operations or positive cash flows from operations. QuatRx’s cumulative net loss during the development stage totaled $61,972,941 through December 31, 2005. QuatRx plans to finance its operations with a combination of stock issuances, Finnish government sponsored loans and grants, borrowings under long-term debt arrangements, payments from license and other strategic research and development arrangements and, if its product candidates are commercialized, with revenues from product sales. There are no assurances that QuatRx will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its planned products.

Basis of Presentation
      QuatRx has generated no revenue to date and its activities have consisted primarily of raising capital, acquiring compounds, planning and conducting clinical trials, recruiting personnel, and negotiating licensing arrangements. Accordingly, QuatRx is considered to be in the development stage as of December 31, 2005 as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Hormos, from the date of acquisition, May 25, 2005. All significant intercompany balances and transactions have been eliminated.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)

Unaudited Pro Forma Presentation
      The unaudited pro forma stockholders’ equity as of December 31, 2005 and net loss per share available to common stockholders for the year ended December 31, 2005 reflect the automatic conversion of all outstanding shares of Series A, Series B, Series C, Series D and Series D-1 Redeemable Convertible Preferred Stock into 11,132,773 shares of common stock upon the closing of the Company’s initial public offering.

Foreign Currency Translation
      The financial statements of QuatRx’s foreign subsidiary are translated from Euros to U.S. dollars using exchange rates in effect at period end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustment is reflected as a separate component of stockholders’ equity (deficit). Foreign currency transaction loss resulting from intercompany debt denominated in foreign currencies totaled approximately $93,850 for the year ended December 31, 2005, and is included in general and administrative expense in the accompanying consolidated statements of operations.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
      QuatRx considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Short-term Investments
      Investments with an original maturity of more than three months and less than one year are considered short-term investments and have been classified by QuatRx as securities available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as a separate component of stockholders’ equity.

Fair Value Financial Instruments
      The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments and obligations. Because the Company’s loans bear interest generally at below-market rates, an adjustment related to the carrying value of the loans has been recorded to approximate fair value (see note 2). No significant change in value has occurred since May 2005, the revaluation date.

Concentration of Credit Risk
      Financial instruments that potentially subject QuatRx to a significant concentration of credit risk consist primarily of cash and cash equivalents and short-term investments. QuatRx maintains deposits in federally insured financial institutions in excess of federally insured limits. Management, however, believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company’s credit risk from short-term investments is managed through

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
the purchase of investment-grade securities and diversification of the investment portfolio among issuers, industries, and maturities.

Property and Equipment
      Property and equipment are stated at cost and are depreciated over the estimated useful lives of the assets (ranging from three to five years) using the straight-line method. Equipment under capital leases is amortized over their estimated useful lives or the remaining lease term, whichever is shorter. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets
      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, QuatRx assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, QuatRx measures the amount of such impairment by comparing the fair value to the carrying value and reduces the carrying value accordingly.

Contract Research Income
      Contract research income consists of quarterly payments to Hormos for research performed and reimbursement of outsourced costs incurred by Hormos on the contracted research project. The agreement expired January 2006.

Deferred Income
      Certain non-core technology has been out-licensed to others. The upfront payment of approximately $480,000 is being amortized into income over the period of the agreement.

Consulting Income
      Consulting fee income consists of fees paid by a pharmaceutical company to QuatRx for consultation on design, implementation, and assessment of certain clinical trials. There has been no consulting fee income since 2003.

Forgiveness of Debt
      Loans from Finnish governmental agencies to Hormos for specified research and development projects may be forgiven at the discretion of the Finnish governmental agencies if the project fails to reach technological or commercial success. Forgiveness of debt is recorded upon notification from the Finnish governmental agencies that repayment is not required. Debt forgiveness is recorded as other income in the consolidated financial statements.

Research and Development
      Research and development expenses consist primarily of costs associated with the clinical trials of QuatRx’s product candidates, up-front license fees and milestone obligations for access to technology, compensation and other expenses for research and development personnel, and supplies and development materials, costs for clinical research organizations and contract manufacturers. Expenditures relating to research and development, including up-front license fees and milestone obligations, are expensed as incurred.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)

Clinical Trials
      QuatRx accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. QuatRx determines the estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

Comprehensive Income (Loss)
      In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income (loss), including, net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during the period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss) are reported net of their related tax effect to arrive at comprehensive income (loss). For the period from inception (November 20, 2000) to December 31, 2005, the comprehensive loss is equal to the net loss, unrealized loss on investments and cumulative translation adjustment as presented in the statement of stockholders’ equity.

Stock-Based Compensation
      QuatRx has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of the Company’s employee stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. Since November 2004, the Company has used independent contemporaneous valuations to determine the fair value of the Company’s common stock.
      The fair value of common stock for stock options granted through December 31, 2005 was determined by the Company’s board of directors in consultation with management. During the year ended December 31, 2005, the Company granted common stock options to employees and directors with exercise prices ranging from $1.10 to $1.93 per share primarily using periodic independent contemporaneous valuations of the Company’s common stock.
      Based on market estimates for the Company’s proposed initial public offering, the Company has subsequently determined that certain stock options were granted with exercise prices below the estimated fair market value of the common stock at the date of grant. Options for 33,182 shares granted in October 2005 were determined to have a fair value of $11.22 per share resulting in an intrinsic value of $9.30 per share at the date of grant. Significant factors contributing to the difference between the fair value as of the date of grant and the exercise price for the October 2005 grants include: increased company enterprise value late in 2005 with a successful end of phase II FDA meeting for ospemifene, receipt of the second tranche of Series D preferred stock financing in late 2005, advance of other clinical programs, and the increased likelihood of an initial public offering. The Company recorded non-cash deferred compensation of $308,744 during the year ended December 31, 2005 in accordance with APB 25 for these options, which is being amortized on a straight-line basis over the related vesting period of the options. The Company recorded non-cash employee stock compensation expense associated with the amortization of deferred stock compensation of $24,150 for the year ended December 31, 2005.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
      The expected future amortization expense for deferred stock compensation as of December 31, 2005 is as follows:

Year Ending December 31,

2006	$144,852

2007	122,296

2008	9,516

2009	7,930

Total	$284,594

      As required under SFAS No. 123 (amended by SFAS No. 148), the pro forma effects of stock-based compensation on net loss are estimated at the date of grant based on the fair value method using the Black-Scholes option-pricing model.
      The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for the years ended December 31, 2003, 2004 and 2005; risk-free interest rate of 2.97%, 3.43% and 4.00%, respectively; no dividend yield, expected volatility of 70%, and weighted-average expected lives of the options of 4 years. The estimated fair value of stock options granted during 2003, 2004 and 2005 was $0.61, $0.61 and $1.38, respectively. Risk-free interest rates were determined using government securities with original maturities similar to the respective expected option life at the date of grant.
      Had employee and director compensation cost for QuatRx’s stock-based compensation plans been determined based on the fair value at the grant dates for awards using the fair value method prescribed by SFAS No. 123, QuatRx’s pro forma net loss would be as follows:

	Years Ended December 31,

	2003	2004	2005

Net loss available to common stockholders as reported	$(10,468,330)	$(11,623,560)	$(52,930,573)

Add stock-based employee compensation expense included in reported net loss available to common stockholders	—	—	24,150

Deduct total stock-based employee compensation expense determined under the fair value method for all awards	(47,038)	(76,596)	(205,361)

Pro forma net loss available to common stockholders	$(10,515,368)	$(11,700,156)	$(53,111,784)

Net loss per share available to common stockholders (basic and diluted)

As reported	$(41.64)	$(26.36)	$(31.71)

Pro forma	$(41.83)	$(26.53)	$(31.82)

Beneficial Conversion Feature
      The issuance of Series D manditorily redeemable preferred stock in October 2005 resulted in a beneficial conversion amounting to $8,205,714 in accordance with EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The beneficial conversion is

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
calculated based on the estimated fair value per share of the Company’s common stock at the date of issuance of the Series D Preferred Stock in October 2005. The estimated fair value of the common stock was approximately $11.22 per share based on estimates of the projected initial public offering price of the Company’s common stock which is planned in mid-2006. The beneficial conversion charge related to the October 2005 issuance of Series D mandatorily redeemable preferred stock, which may be converted at any time at the option of the holders to common stock, has been recorded as an immediate charge to additional paid-in capital.
Income Taxes
      QuatRx utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
Net Loss Per Share
      Basic and diluted net loss per share amounts have been presented in conformity with SFAS No. 128, Earnings Per Share, for all periods presented. The Company has excluded all common stock subject to repurchase by the Company, convertible preferred stock and outstanding stock options from the calculation of diluted net loss per share because all of these securities are anti-dilutive due to the net loss for each period. The total number of shares excluded from the calculations of diluted net loss per share was 2,892,878, 4,539,417, and 9,043,474 in 2003, 2004 and 2005, respectively.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)

	Years Ended December 31,

	2003	2004	2005

Historical:

Net loss	$(8,964,539)	$(9,304,076)	$(39,720,302)

Accretion of redeemable convertible preferred stock	(1,503,791)	(2,319,484)	(13,210,271)

Net loss available to common stockholders	$(10,468,330)	$(11,623,560)	$(52,930,573)

Basic and diluted —

Weighted average common shares outstanding	722,909	722,909	1,797,340

Weighted average unvested common shares subject to repurchase	(471,505)	(281,892)	(128,299)

Net weighted average common shares outstanding	251,404	441,017	1,669,041

Net loss per share available to common stockholders	$(41.64)	$(26.36)	$(31.71)

Pro forma for Conversion (unaudited):

Pro forma net loss			$(52,930,573)

Basic and diluted —

Net weighted average common shares used above			1,669,041

Pro forma adjustment to reflect assumed weighted average effect of conversion of preferred stock			8,915,175

Pro forma shares used to compute basic and diluted net loss per share			10,584,216

Pro forma basic and diluted net loss per share			$(5.00)

Pro Forma
      The shares used to compute basic and diluted net loss per share represent the weighted average common shares outstanding, reduced by the weighted average unvested common shares subject to repurchase, and including the assumed conversion of all outstanding shares of preferred stock into shares of common stock using the as-if converted method as of January 1, 2005 or the date of issuance, if later.
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R) “Share-Based Payment,” which amends SFAS No. 123. The standard set forth in SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated statements of operations based on their fair values. The pro forma disclosure previously permitted under SFAS No. 123 will not be an acceptable alternative to recognition of expenses in the financial statements. The standard is effective for public companies for annual periods beginning after June 15, 2005. The Company expects adoption of SFAS No. 123(R) may have a material impact on its results of operations and net loss per share. The Company is currently in the process of evaluating the extent of such impact.

2.	Hormos Medical Oy Acquisition
      On May 25, 2005, the Company completed the acquisition of Hormos, a Finnish development-stage pharmaceuticals company. Hormos is in the development stage and is presumed not to be a business according to the Emerging Issues Task Force (“EITF”) 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. The transaction therefore was accounted

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
for as a purchase of assets and assumption of liabilities. In connection with the acquisition, the Company acquired all of the outstanding capital stock of Hormos in exchange for 857,145 shares of Series D and 3,408,025 shares of Series D-1 Preferred Stock and 1,730,937 shares of common stock and assumed current liabilities and notes payable totaling $20,289,423. The Company also incurred $1,000,000 in acquisition-related costs.
      Adjustments were made to record the acquired net assets of Hormos at fair value, including allocating a portion of the total purchase price to in-process research and development. Based on management’s review of the analysis of the tangible and intangible assets and liabilities of Hormos, the purchase price has been allocated as follows:

Total acquisition costs:

Issuance of Series D Preferred Stock	$1,200,003

Issuance of Series D-1 Preferred Stock	4,771,235

Issuance of common stock	2,856,047

Acquisition-related costs	1,000,000

Assumed liabilities and notes payable	20,289,423

$30,116,708

Allocated to assets and liabilities as follows:

Current assets	$1,170,596

Property and equipment acquired	776,995

In-process research and development	25,800,000

Work force	480,000

Favorable loan discount	2,101,923

Note receivable	1,380,219

Accrued contingent consideration	(1,593,025)

$30,116,708

      Contingent consideration associated with the acquisition includes an additional 321,415 shares and 1,277,995 shares of Series D and Series D-1 Preferred Stock, respectively, and 649,099 shares of common stock held in escrow and payable upon the occurrence of certain future events. One-third of the contingent shares secure indemnification obligations of the Hormos selling shareholders and will be released to the Company in satisfaction of an indemnification claim or to the Hormos shareholders one year after the closing date of the acquisition. The remaining contingent shares will generally be released to Hormos selling shareholders upon the first to occur of: the closing of a qualified public offering of QuatRx’s common stock or the dosing of the first patient in a second phase III clinical trial of ospemifene. Additional purchase consideration will be recorded as the contingent consideration is released. The additional purchase consideration will be allocated to the assets acquired based upon their relative fair value and will result in additional expense for in-process research and development, and the accrued contingent consideration totaling $1,593,000 will be reclassified to stockholders’ equity.
      The principal technology acquired in the acquisition of Hormos consisted of two clinical-stage compounds which were under development for the treatment of endocrine diseases of aging. In accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, purchased in-process research and development of $25,800,000 related to these two clinical-stage compounds was expensed since ultimate commercialization of the compounds is uncertain and the technology has no alternative uses. The fair value of each of the in-process research and development projects was determined based on an income approach which attempts to estimate the income-producing capability of the asset.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
      At the date of the acquisition, Hormos had $15,078,514 in loans, including principal and accrued interest, from agencies of the Finnish government. These loans include below-market interest rates ranging from 1% to 5.25% annually. The loans were revalued using both the favorable contractual interest rates as well as the fair market yields. The difference in value under both interest rate assumptions is $2,101,923 related to these loans and has been recorded as a discount to long-term debt. This discount is being amortized, using the effective interest method, over the remaining lives of the underlying loans, generally one to six years. Amortization expense of $265,974 is included in interest expense in the accompanying statement of operations for the year ended December 31, 2005.
      In connection with the acquisition, Hormos’s workforce of 37 people joined the Company. Using estimated costs primarily of recruitment and training, it was determined the fair value of the assembled workforce represents an intangible asset of $480,000. This asset is being amortized over approximately 4 years based on historical employee turnover rates. Amortization expense of $50,827 and $22,218 is included in research and development expense and general and administrative expense, respectively, in the accompanying statement of operations for the year ended December 31, 2005.
      Management was primarily responsible for the estimates and assumptions used in determining each of the above factors and believes that the analysis was performed based on the most relevant available data.
      The following pro forma unaudited financial data illustrates the estimated effects of the Hormos acquisition as if it had occurred on January 1, 2005. For the year ended December 31, 2005, pro forma net loss available to common stockholders and basic and diluted net loss per share would have been $29,028,553 and $12.34, respectively.

3.	Short-term Investments
      Short-term investments consists of corporate debt securities and are classified as available-for-sale securities. The Company’s investments in these securities are recorded at cost, which approximates fair market value due to their accrued interest and contractual lives of less than one year. As a result, the Company has no gross unrealized holding gains (losses) or gross realized gains (losses) from these current investments. The Company’s securities available-for-sale consisted of the following:

	At December 31, 2005

	Amortized	Accrued	Estimated
	Cost	Interest	Fair Value

Corporate debt securities	$28,507,145	$191,374	$28,698,519

      The amortized cost and estimated fair value of the securities by contractual maturity at December 31, 2005 are as follows:

	At December 31, 2005

	Amortized	Estimated
	Cost	Fair Value

Due in 12 months or less	$28,507,145	$28,698,519

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)

4.	Property and Equipment
      Property and equipment consisted of the following:

	At December 31,

	2004	2005

Computer equipment (depreciable life – 3 years)	$78,359	$145,380

Laboratory equipment (depreciable life – 3 years)	—	646,015

Office equipment and furniture (depreciable life – 5 years)	38,051	281,797

	116,410	1,073,192

Less: Accumulated depreciation	56,501	362,634

Total property and equipment	$59,909	$710,558

      Equipment under capital leases totaled approximately $300,327 and the related accumulated depreciation totaled approximately $79,731 at December 31, 2005.
      Total depreciation expense for property and equipment totaled $16,894, $19,663, $323,323 and $379,824 for the years ended December 31, 2003, 2004 and 2005, and the period from inception (November 20, 2000) to December 31, 2005, respectively.

5.	Accrued Liabilities
      Accrued liabilities consists of the following:

	At December 31,

	2004	2005

Accrued professional fees	$—	$214,318

Accrued interest	—	132,207

Other	—	59,048

Total accrued liabilities	$—	$405,573

6.	Long-Term Debt
      Long-term debt consists of the following:

	At December 31,

	2004	2005

Subordinated notes payable, due in varying amounts with stated interest rate of 3% and effective interest rate ranging from 4.6% to 7.1%, net of unamortized discount of $1,767,761 at December 31, 2005	$—	$10,896,963

Note payable, with stated interest rate of 1% and effective interest rate of approximately 5%, net of unamortized discount of $68,187 at December 31, 2005	—	775,139

Capital lease obligation by Hormos, payable in monthly installments of approximately $5,400, plus interest at 9.5%, through February 2006	—	19,601

	—	11,691,703

Current portion of debt	—	(19,601)

Long-term debt, less current portion	$—	$11,672,102

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
      Schedule of future maturities of long-term debt, excluding capital lease obligations, at December 31, 2005, are as follows:

Year Ending December 31,

2006	$3,215,296

2007	2,325,668

2008	2,447,327

2009	1,521,227

2010	1,285,696

Thereafter	876,888

$11,672,102

      Hormos finances a portion of its research and development activities with loans from Finnish governmental agencies. These loans are granted on a project-by-project basis and generally carry interest at below-market rates. If a project fails or does not reach commercial success, under certain circumstances and at the discretion of the Finnish governmental agencies, the loan can be forgiven. In December 2005, The Finnish Funding Agency for Technology and Innovation (“Tekes”) notified Hormos that repayment would not be required for certain loans totaling $2,558,214, including principal and accrued interest, associated with a research project which did not reach commercial feasibility. Also in December 2005, Sitra notified Hormos that a loan totaling $123,353, including principal and accrued interest, would not be required to be repaid. The forgiveness of debt has been recorded in other income (expense) in the Consolidated Statements of Operations.

Subordinated Notes Payable
      Subordinated notes payable consists of 17 notes with Tekes. As of December 31, 2005, Hormos had subordinated notes payable of $10,896,963, including accrued interest of $1,262,687.
      The terms of these unsecured subordinated loans generally include interest at 1% below the Finnish base interest rate as set by the Bank of Finland, but at a minimum of 3%, a loan period of six to eight years, with no payments of principal or interest due for the first three to five years. Repayment of principal and accrued interest begins after the repayment-free period. Under applicable Finnish law, interest or principal related to subordinated notes can only be repaid when the company has distributable retained earnings or adequate equity capital. Because Hormos lacks the requisite retained earnings or equity capital, no amounts outstanding under these loans are considered currently payable.

Note Payable
      Note payable consists of an industrial research and development note with Tekes. The terms of the unsecured note payable includes interest at 3% below the Finnish base interest rate as set by the Bank of Finland, but a minimum of 1%, a loan period of 10 years, with no payment of principle due for the first five years. Repayment of principal and accrued interest begins after the repayment-free period. Accrued interest is payable annually.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)

7.	Commitments and Contingencies

Leases
      The Company leases its office facilities under various noncancelable operating lease agreements. Rent expense was $44,205, $44,457, $473,562 and $616,714 for the years ended December 31, 2003, 2004 and 2005, and the period from inception (November 20, 2000) to December 31, 2005, respectively.
      In connection with the acquisition of Hormos in May 2005, the Company assumed additional operating leases for facilities in Finland. Hormos is party to five separate real estate leases of office and laboratory space in Turku, Finland and Oulu, Finland. Two of these leases are long-term leases through 2011 which require monthly payments totaling approximately $750,000 annually. The remaining facility leases require 15 months or less to terminate and have monthly payments totaling approximately $28,000 annually.
      In 2004, the Company put in place a letter of credit from a financial institution for $120,000 in favor of the Company’s landlord in the event of a breach of the Company’s Ann Arbor, Michigan facility lease, which expires in 2011. The letter of credit is collateralized by $120,000 of QuatRx’s deposits with the issuing financial institution.
      Future minimum lease payments under these noncancelable capital and operating leases at December 31, 2005 are approximately as follows:

Year Ending December 31, 2005	Total	Operating Leases	Capital Leases

2006	$1,044,871	$1,025,000	$19,871

2007	1,007,000	1,007,000	—

2008	993,000	993,000	—

2009	995,000	995,000	—

2010	1,004,000	1,004,000	—

Thereafter	784,000	784,000	—

	$5,827,871	$5,808,000	19,871

Less – Amount representing interest			270

Present value of capital lease obligations			19,601

Less – Current portion			19,601

			$—

Licensing and Research Agreements

Temple University
      In July 2001, QuatRx entered into a license agreement with Temple University for certain pharmaceutical delivery methods. In consideration for this license, QuatRx paid an upfront license fee of $10,000. QuatRx is obligated to pay certain amounts for patent maintenance costs, a payment of $20,000 for a patent improvement milestone and royalties on future net sales of products incorporating technology covered by this license. As of December 31, 2005 patent maintenance costs totaled $1,825. No patent improvement milestones or sales royalties have been incurred under this license through December 31, 2005. The license agreement terminates upon expiration of the last of any patent rights to licensed products that are developed under the agreement. This agreement was terminated by QuatRx in November 2005.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)

Deltanoid Pharmaceuticals
      In November 2001, QuatRx entered into a license agreement with Deltanoid Pharmaceuticals, Inc. for certain pharmaceutical compounds for the topical treatment of skin disease. QuatRx is obligated to make certain future payments of up to $3,500,000 based on reaching certain clinical and regulatory milestones. No milestone or royalty expense has been incurred under this license through December 31, 2005. The royalty provision under this license agreement terminates upon expiration of the last to expire licensed patent under this agreement. QuatRx may terminate this agreement at any time upon 90 days’ written notice.

Topical Pharmaceutical Compounds
      In November 2001, QuatRx entered into a license with a research organization for certain pharmaceutical compounds for topical application. QuatRx paid upfront license fees of $50,000 in connection with this license and is obligated to future milestone payments of up to $2,750,000 based on achieving certain clinical and regulatory milestones. QuatRx also is obligated to royalty payments on net sales of products incorporating the licensed compound. In addition, QuatRx has agreed to pay from $5,000 to $20,000 per patent for costs associated with domestic and foreign patents filed by the research organization relating to the licensed compound. Research and development costs incurred under this agreement in 2004 were $10,000. No costs were incurred for the year ended December 31, 2005. Total amounts paid under this agreement through December 31, 2005 are $50,000 in upfront license fees and $25,000 in patent filing costs. The license agreement terminates upon the earlier of the date that no licensed patent under the agreement remains enforceable or the payment of earned royalties, once begun, ceases for more than eight calendar quarters. QuatRx has sent notification of its intent to terminate this agreement.

Genzyme Corporation (formerly Ilex Products, Inc.)
      In May 2003, QuatRx entered into a license agreement with Genzyme Corporation (formerly Ilex Products, Inc.) for exclusive rights to two novel classes of orally active compounds for the treatment of lipid disorders and other cardiovascular diseases. QuatRx paid a $2,500,000 upfront license fee under the agreement which is included in research and development expense and is obligated to future milestone and royalty payments. In 2004, QuatRx paid $1,500,000, in milestone payments under this agreement, which is included in research and development expense. Future milestone payments are based on achievement of certain clinical and regulatory milestones and total up to $37,500,000. Royalty payments are based on net sales of products incorporating the licensed compounds. No royalty payments have been incurred under the agreement. The agreement provides that patent maintenance costs are shared equally between the licensor and QuatRx during the first two years and 100% by QuatRx thereafter. Patent maintenance costs paid by QuatRx under this agreement totaled $59,792, $101,045, none and $160,837 for the years ended December 31, 2003, 2004 and 2005, and the period from inception (November 30, 2000) to December 31, 2005, respectively. The royalty provision under the license terminates when all valid claims under any patent included in the license have expired or are no longer enforceable. QuatRx may terminate the agreement at any time with 90 days’ written notice.

EndoChem, Inc.
      In February 2005, QuatRx entered into a license agreement with EndoChem, Inc. for exclusive worldwide rights to certain compounds for all human therapeutic applications including the treatment of lipid disorders and obesity. QuatRx paid a $450,000 upfront license fee under the agreement in 2005, which is included in research and development expense, and is obligated to future license fee, milestone and royalty payments. A future license fee of $100,000 is due within seven days of the one year anniversary date of the agreement. Future development and regulatory milestone payments total up to $3,500,000. Royalty payments

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
are based on net sales of products incorporating the licensed compounds. No royalty payments have been incurred under the agreement. Under terms of the agreement, maintenance costs of the licensed patents are the responsibility of QuatRx. Patent maintenance costs paid by QuatRx under this agreement totaled $196,812 for the year ended December 31, 2005. The royalty provision under the license terminates when all valid claims under any patent included in the license have expired or are no longer enforceable. QuatRx may terminate the agreement at any time with 90 days’ written notice.

Orion and Tess Diagnostics and Pharmaceuticals for Ospemifene
      In December 2002, Hormos entered into two agreements with pharmaceutical products companies for pharmaceutical compounds involved in the treatment of certain endocrine deficiencies of aging in women. Under an agreement with Orion, Hormos paid an upfront license fee of approximately $482,000 and is obligated to pay future milestones and royalties. Future milestones are based on achievement of certain clinical and regulatory milestones and total up to approximately $2,053,000. Royalty payments are based on net sales of products incorporating the licensed compounds. No royalty payments have been incurred under the agreement. Under terms of the agreement, maintenance costs of the licensed patents are the responsibility of Orion. The license terminates at the later of 19 years from date of agreement or when all valid claims under any patent included in the license have expired or are no longer enforceable.
      Under an agreement with Tess Diagnostics and Pharmaceuticals, Hormos paid a $700,000 upfront license fee and is obligated to future milestone and royalty payments. Future milestone payments are based on achievement of certain clinical and regulatory milestones and total up to $8,500,000. Royalty payments are based on net sales of products incorporating the licensed compounds. No royalty payments have been incurred under the agreement. QuatRx has the right, in its sole discretion, to terminate this agreement upon written notice.

Orion for Fispemifene
      In March 2004, Hormos entered into a license agreement with Orion for triphenylalkene derivatives and their use as selective estrogen receptor modulators. Under the agreement, Hormos paid an upfront license fee of approximately $60,000 and is obligated to future milestone and royalty payments. Future milestone payments are based on achievement of certain clinical and regulatory milestones and total up to approximately $1,066,000. Royalty payments are based on net sales of products incorporating the licensed compounds. No royalty payments have been incurred under the agreement. Under terms of the agreement, maintenance costs of the licensed patents are the responsibility of Hormos. No patent maintenance costs have been incurred under the agreement. The license terminates on a country by country basis when all valid claims under any patent included in the license have expired or are no longer enforceable.

University of Turku
      Under a June 2004 patent assignment agreement with the University of Turku, the Company was assigned rights to a patent relating to the method of use of fispemifene for treatments for lower urinary tract symptoms or pelvic pain. Under the terms of the agreement, Hormos paid patent application fees to the inventors and a signing fee to the University of Turku totaling approximately $13,800. The Company has also agreed to pay patent approval fees to the inventors and has made a milestone payment to the University of Turku totaling approximately $13,800. The Company has also agreed to pay a royalty to the University of Turku based on net income. The requirement to pay royalties continues on a country-by-country basis until the expiration of the licensed patent in that country. The Company has further agreed to pay a percentage of any purchase price received for the outright license or assignment to a third party of the applicable patent.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
The license terminates on a country by country basis when all valid claims under any patent included in the license have expired or are no longer enforceable.

Royalties and Research and Development Expense
      Aggregate minimum royalties under licensing and research agreements range from $250,000 to $450,000 on net sales of products incorporating compounds under these agreements. There were no minimum royalty payments required for the years ended December 31, 2003, 2004, and 2005.
      The amount charged to research and development expense in connection with these agreements was $2,561,617, $1,611,045, $646,812, and $4,944,474 for the years ended December 31, 2003, 2004 and 2005, and for the period from inception (November 20, 2000) to December 31, 2005, respectively.

Commitments and Contingencies
      In the ordinary course of its business, QuatRx makes certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include indemnities of clinical investigators, consultants, and contract research organizations involved in the development of QuatRx’s pre-clinical and clinical stage products and indemnities to QuatRx’s directors and officers to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies, and in certain cases is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. QuatRx has not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets. However, QuatRx accrues for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. No such losses have been recorded to date.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)

8.	Redeemable Convertible Preferred Stock
      The authorized, issued and outstanding shares of redeemable convertible preferred stock (preferred stock) by Series are as follows:

	Shares

		Issued and
	Authorized	Authorized	Liquidation Value

December 31, 2000

Series A	1,575,000	1,575,000	$1,575,000

December 31, 2001

Series A	1,575,000	1,575,000	$1,716,750

Series B	5,600,000	1,400,000	2,100,000

	7,175,000	2,975,000	$3,816,750

December 31, 2002

Series A	1,575,000	1,575,000	$1,858,500

Series B	5,600,000	2,800,000	4,389,000

	7,175,000	4,375,000	$6,247,500

December 31, 2003

Series A	1,575,000	1,575,000	$1,994,425

Series B	4,200,000	4,200,000	7,276,068

Series C	12,885,963	12,885,963	15,374,237

	18,660,963	18,660,963	$24,644,730

December 31, 2004

Series A	1,575,000	1,575,000	$2,120,425

Series B	4,200,000	4,200,000	7,780,068

Series C	25,596,491	25,596,491	31,315,741

Series D	29,071,429	10,964,285	15,481,211

	60,442,920	42,335,776	$56,697,445

December 31, 2005

Series A	1,575,000	1,575,000	$2,246,425

Series B	4,200,000	4,200,000	8,095,069

Series C	25,596,491	25,596,491	33,650,141

Series D	34,428,570	25,642,858	37,687,761

Series D-1	4,260,031	3,408,025	5,002,346

	70,060,092	60,422,374	$86,681,742

      The par value for all shares of Preferred Stock is $0.01.
      During 2000, QuatRx issued 1,575,000 shares of Series A Preferred Stock at $1.00 per share for proceeds of $1,546,259, net of issuance costs of $28,741.
      During 2001, QuatRx issued 1,400,000 shares of Series B Preferred Stock at $1.50 per share for proceeds of $2,070,661, net of issuance costs of $29,339.
      During 2002, QuatRx issued 1,400,000 shares of Series B Preferred Stock at $1.50 per share for proceeds of $2,078,671 net of issuance costs of $21,329.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
      During 2003, QuatRx issued 1,400,000 shares of Series B Preferred Stock at $1.50 per share for proceeds of $2,084,977, net of issuance costs of $15,023. Also during 2003, QuatRx issued 12,885,963 shares of Series C Preferred Stock at $1.14 per share for proceeds of $14,485,395, net of $204,603 of issuance costs.
      During 2004, QuatRx issued 12,710,528 shares of Series C Preferred Stock at $1.14 per share for proceeds of $14,448,873, net of issuance costs of $41,129. Also during 2004, QuatRx issued 10,964,285 shares of Series D Preferred Stock at $1.40 per share for proceeds of $15,183,204, net of issuance costs of $166,796.
      During 2005, QuatRx issued 13,821,428 shares of Series D Preferred Stock at $1.40 per share for proceeds of $19,316,851, net of issuance costs of $33,148. In addition, in connection with the acquisition of Hormos, QuatRx issued 857,145 shares of Series D and 3,408,025 shares of Series D-1 Preferred Stock.
      The holders of Preferred Stock have the following rights and preferences:
Voting Rights
      The holders of shares of all series of preferred stock are entitled to one vote for each share of common stock into which each share of preferred stock could be converted. The holders of preferred stock, voting equally with shares of common stock, are entitled to vote upon any matters submitted to stockholders.
Election of Directors
      The holders of Series A Preferred Stock, as a class, the holders of Series B Preferred Stock, as a class, and the holders of Series D-1 Preferred Stock, as a class, each are entitled to elect one director to QuatRx’s Board of Directors. The holders of Series C Preferred Stock, as a class, and the holders of Series D Preferred Stock, as a class, each are entitled to elect two directors to QuatRx’s Board of Directors. The holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series D-1 Preferred Stock, voting together as a single class, are entitled to elect one director to QuatRx’s Board of Directors. The holders of the QuatRx common stock, voting as a single class, are entitled to elect one member to QuatRx’s Board of Directors.
Dividends
      The holders of Series D Preferred Stock and Series D-1 Preferred Stock are entitled to receive dividends, prior and in preference to any declaration or payment of any dividend on Series A, Series B or Series C Preferred Stock, or common stock of QuatRx, at the rate of 8% per annum on the original issue price of $1.40.
      The holders of Series C Preferred Stock are entitled to receive dividends, prior and in preference to any declaration or payment of any dividend on Series A or Series B Preferred Stock, or common stock of QuatRx, at the rate of 8% per annum on the original issue price of $1.14.
      The holders of Series A and Series B Preferred Stock are entitled to receive dividends, prior and in preference to any declaration or payment of any dividend on common stock of QuatRx, at the rate of 9% per annum for the period prior to the issuance of the Series C shares and 8% per annum subsequent to the issuance of the Series C shares on the original issue price of $1.00 and $1.50, respectively.
      Dividends are payable only when, as and if declared by the Board of Directors. As of December 31, 2005, no dividends have been declared.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
Liquidation
      In the event of any liquidation, dissolution or winding up of QuatRx, after payment of the full liquidation preference, any remaining assets shall be distributed ratably to the holders of all preferred stock, on an as-converted to common stock basis, and common stock until the holders of all preferred stock have received an aggregate amount per share equal to three times the applicable original issue price; thereafter, the holders of common stock shall receive all of the remaining assets in proportion to their applicable share.
      The liquidation preference is $1.00, $1.50, $1.14, $1.40 and $1.40 per share for Series A, Series B, Series C, Series D and Series D-1 Preferred Stock, respectively, plus 9% per annum for Series A and Series B shares prior to the issuance of Series C Preferred Stock and 8% per annum thereafter, plus 8% per annum from the date of issuance for Series C, Series D and Series D-1 Preferred Stock, shares less any dividends declared and paid to the respective shareholders.
Redemption
      The redemption provisions of the preferred stock stipulate that at any time on or after December 31, 2008, upon request of at least 65% of the then outstanding shares of Series D Preferred Stock and a majority of the then outstanding shares of Series C Preferred Stock, QuatRx is required to redeem the Series A, Series B, Series C, Series D and Series D-1 Preferred Stock. The redemption price is equal to the liquidation preference. During the years ended December 31, 2003, 2004 and 2005, and the period from inception (November 30, 2000) to December 31, 2005 accretion of $1,503,791, $2,319,484, $13,210,271 and $17,570,604 respectively, was recorded to adjust the carrying amounts of the preferred stock to their redemption value.
Conversion
      All series of preferred stock are convertible, at the option of the holder, at any time after the date of issuance, into fully paid non-assessable shares of common stock as determined by the then applicable conversion rate, which is generally one-to-one. The conversion rate is subject to adjustment from time to time for certain subdivisions, dividends, combinations, consolidations, dilutive issuances and certain other factors. As of December 31, 2005, 11,132,773 shares of common stock are reserved for the conversion of the preferred shares.
      Automatic conversion occurs immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 meeting certain requirements set forth in the Company’s certificate of incorporation, or with respect to Series D-1 Preferred Stock, conversion occurs upon the written election of the holders of a majority of the outstanding shares of the Series D-1 Preferred Stock, voting as a single class, or with respect to Series D Preferred Stock, conversion occurs upon written election of the holders of 65% of the outstanding Series D Preferred Stock, voting as a single class, or with respect to shares of Series C Preferred Stock, conversion occurs upon the written election of the holders of 75% of the outstanding shares of Series C Preferred Stock, voting as a single class, or with respect to shares of Series A Preferred Stock and Series B Preferred Stock, conversion occurs upon the written election of 75% of the outstanding shares of the Series A and Series B Preferred Stock voting together as a single class.

9.	Common Stock
      Certain issued and outstanding shares of QuatRx’s common stock are subject to vesting and the right of repurchase by QuatRx at the option of QuatRx. Vesting is generally over four years. Unvested shares are subject to repurchase at a price equal to the original purchase price of the stock. As of December 31, 2003,

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
2004 and 2005 there were 358,061, 204,606 and 51,151 unvested shares, respectively, subject to repurchase at prices ranging from $0.28 to $0.83 per share.

10.	Stock Option Plans and Employee Benefits
2000 Equity Incentive Plan
      In December 2000, the Board of Directors approved QuatRx’s 2000 Equity Incentive Plan (“2000 Plan”), under which QuatRx may grant options and restricted stock awards to officers, employees, consultants and directors. Options granted may be exercised for a period of not more than 10 years from the date of grant or any shorter period as determined by the Board of Directors. Options vest as determined by the Board of Directors, generally over a four-year period.
      Under the 2000 Plan, QuatRx granted 3,636 options to purchase shares of common stock to a non-employee consultant during 2004 at an exercise price of $1.10 per share. These options vest immediately based upon the occurrence of a qualifying transaction. As of December 31, 2005, none of these options are exercisable.
2005 Stock Incentive Plan
      In April 2005, the Board of Directors approved QuatRx’s 2005 Stock Incentive Plan (“2005 Plan”). Under the 2005 Plan, QuatRx may grant options and restricted stock awards to employees, directors and consultants of the Company. In 2005, the QuatRx board of directors agreed that options for 295,455 shares of common stock would be granted to QuatRx management upon the success of a phase II clinical trial and options for 500,000 shares would be granted upon the success of a phase III clinical trial, in each case, as determined by the Company’s Board of Directors. No grants have been made under this arrangement.
      Options granted may be exercised for a period of not more than 10 years from the date of grant or any shorter period as determined by the administrator of the plan. Options vest as determined by the administrator of the plan, generally over a four-year period. The option price of any incentive stock option shall equal or exceed the fair value per share on the date of grant as determined by the administrator of the plan, or 110% of the fair value per share in the case of a 10% or greater stockholder.
      At December 31, 2005, QuatRx had reserved an aggregate of 1,486,411 shares of common stock for issuance under the plans and 291,685 shares were available for grant.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
      Stock option activity under the plans is summarized in the following table:

	Incentive and Nonqualifying Stock Options

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Options	Exercise
	Shares	Price	Exercisable	Price

Outstanding at December 31, 2002	—	$—	—	$—

Granted	314,163	1.10

Exercised	—	—

Expired	—	—

Forfeited	—	—

Outstanding at December 31, 2003	314,163	$1.10	909	$1.10

Granted	105,525	1.10

Exercised	—	—

Expired	—	—

Forfeited	(909)	1.10

Outstanding at December 31, 2004	418,779	$1.10	132,863	$1.10

Granted	790,493	1.87

Exercised	(180,785)	1.10

Expired	—	—

Forfeited	(14,545)	1.93

Outstanding at December 31, 2005	1,013,942	$1.71	305,984	$1.71

      QuatRx did not grant any options prior to 2003. The total options outstanding and exercisable under the plans as of December 31, 2004 and 2005 are as follows:

	Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

December 31, 2004

$1.10	418,778	8.8	$1.10	132,863	$1.10

December 31, 2005

$1.10	241,629	7.9	$1.10	56,827	$1.10

$1.87	580,584	9.3	$1.87	249,157	$1.87

$1.93	191,727	9.6	$1.93	—	$1.93

	1,013,940	9.0	$1.71	305,984	$1.71

Employee Savings and Retirement Plans
      In 2003, QuatRx adopted a safe-harbor 401(k) employee savings and retirement plan which is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Eligible employees may elect to defer current compensation up to the statutorily prescribed annual limits and have the amount of such

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
reduction contributed to the 401(k) Plan. As a safe-harbor plan, QuatRx contributes an amount equal to 3% of certain eligible employee’s compensation annually as a nonelective contribution to the Plan. Expense related to the plan totaled $29,006, $12,000, $27,938 and $68,944 in 2003, 2004 and 2005, and the period from inception (November 20, 2000) to December 31, 2005, respectively.
      QuatRx’s Finnish employees are covered by a defined contribution pension plan as required by the TEL Employees Pension Act. The pension plan payment levels are set annually by the Finnish Ministry of Social Affairs and Health. In 2005, QuatRx is required to contribute 17.3% of certain eligible employees’ compensation to the plan. Since the acquisition of Hormos in May 2005, QuatRx has contributed approximately $154,252 to the plan through December 31, 2005.

11.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount reported for income tax purposes. Significant components of QuatRx’s deferred tax assets are shown below. A valuation allowance has been established, as realization of such assets is uncertain due to the Company’s history of generating net operating losses.

	At December 31,

	2003	2004	2005

Deferred tax assets (liabilities)

Net operating loss carryforwards	$3,422,000	$6,299,000	$23,265,000

Start-up costs	25,000	14,000	4,000

Fixed assets	(7,000)	6,000	(14,000)

License	746,000	1,262,000	1,305,000

Total net deferred tax assets	4,186,000	7,581,000	24,560,000

Valuation allowance	(4,186,000)	(7,581,000)	(24,560,000)

Net deferred asset	$—	$—	$—

      At December 31, 2004 and 2005, QuatRx had U.S. federal tax net operating loss carryforwards of approximately $18,527,000 and $30,517,000, respectively, which can be used to offset future U.S. taxable income. The U.S. federal tax loss carryforwards will begin to expire in 2021, unless previously utilized. QuatRx had Finnish tax net operating loss carryforwards of approximately $49,574,000 at December 31, 2005, which can be used to offset future Finnish taxable income. The Finnish tax loss carryforwards will begin to expire in 2008.
      Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as well as similar state and foreign provisions. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax, respectively. Subsequent ownership changes could further affect the limitation in future years. These annual limitation provisions may result in the expiration of certain net operating losses and credits before utilization.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
      The Company’s effective tax rate differs from the U.S. federal statutory rate of 34% due to the Company providing a valuation allowance against deferred tax assets, which primarily consists of net operating loss carryforwards. The Company’s income tax provision (benefit) consisted of the following:

	Years Ended December 31,

	2003	2004	2005

Current	$—	$—	$—

Deferred	(2,926,000)	(3,395,000)	(4,635,000)

Change in valuation allowance	2,926,000	3,395,000	4,635,000

Net income tax provision	$—	$—	$—

      Additional deferred tax assets totalling $12,344,000 and a related full valuation allowance resulted due to the net operating losses acquired in the Hormos transaction.

12.	Segment Information
      In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it is principally engaged in one operating segment: the research and development of therapeutic compounds primarily for treatment of endocrine, metabolic and cardiovascular diseases. Management uses consolidated financial information in determining how to allocate resources to its company-wide research and product development efforts and assess financial performance.
      The Company operates in two geographic locations: the United States and Finland. The following table summarizes selected financial information of the Company’s operations by geographic location:

	At December 31,

	2004	2005

Long-lived tangible assets

United States	$59,909	$179,523

Finland	—	531,035

Total long-lived tangible assets	$59,909	$710,558

13.	Subsequent Events
      In January 2006, the Company entered into an $18,000,000 debt agreement with Hercules Technology Growth Capital, Inc., a third party lending company, and borrowed $6,000,000 under the agreement with $12,000,000 available for future draws through the end of 2006. Each loan drawn under the agreement bears interest at prime plus 3% with interest-only payments due during the first 12 months of each loan. Principal is repaid over 36 months after the interest-only period, with a balloon payment due at the end of the repayment period. Loans under the agreement are collateralized by substantially all of the Company’s assets other than intellectual property rights. In addition, the debt agreement contains covenants restricting the ability to incur further indebtedness, pay dividends or make investments, subject to exceptions specified in the agreement. In connection with the debt agreement, QuatRx issued a warrant to the lender to purchase shares of QuatRx preferred stock. The number of shares and exercise price in the warrant will be determined by a formula based on the timing and price of the next round of equity invested in the Company. The warrant is exercisable for seven years from the date of issue, or three years after an initial public offering of the Company’s common stock.

QuatRx Pharmaceuticals Company
(A development stage company)
Notes to Consolidated Financial Statements — (Continued)
      In March 2006, the board of directors approved a 1-for-5.5 reverse split of the Company’s common stock that will take effect prior to the Company’s registration statement on Form S-1 relating to the initial public offering of the Company’s common stock becoming effective. In connection with the reverse stock split, every 5.5 shares of the Company’s common stock will be replaced with one share of the Company’s common stock. The consolidated balance sheet as of December 31, 2005 and the net loss per share amounts for the years ended December 31, 2003, 2004, and 2005 have been adjusted to reflect the reverse stock split on a retroactive basis. All references to the number of shares, per share amounts, and any other references to shares of common stock or previously awarded stock options in the accompanying notes have been adjusted to reflect the reverse stock split on a retroactive basis.
      The board of directors also approved, subject to stockholder approval, an increase in the number of shares of common stock authorized for issuance under the 2005 Stock Incentive Plan by 746,769 shares. As a result, total authorized shares under the 2005 Stock Incentive Plan increased to 1,810,765, which may be further increased by up to 422,415 shares issued under our 2000 Equity Incentive Plan which may be forfeited to the Company. In addition, the board of directors approved, subject to stockholder approval, an evergreen provision for the 2005 Stock Incentive Plan that provides for the automatic annual increase on January 1 of each year an amount equal to the lesser of (i) our percent of the shares of common stock outstanding on the last day of the immediately preceding fiscal year, (ii) 2,000,000 shares of the Company’s Common Stock or (iii) such lesser number of shares as the board shall determine.
      Subject to stockholder approval, in March 2006, the board of directors adopted the 2006 Employee Stock Purchase Plan. The Company has reserved a total of 250,000 shares of common stock for issuance under the Plan. The board of directors may increase the number of shares reserved for the plan as of the first day of each fiscal year beginning on January 1, 2007 by an amount equal to the lesser of (i) two percent of the shares of common stock outstanding on the last day of the immediately preceding fiscal year, (ii) 500,000 shares of the Company’s Common Stock or (iii) such lesser amount as the board shall determine. The Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock at the beginning of an offering period or 85% of the fair market value of the common stock at the end of the offering period.

Report of Independent Auditors
To the Shareholders of Hormos Medical Oy:
      In our opinion, the accompanying balance sheets and the related income statements and cash flow statements present fairly, in all material respects, the financial position of Hormos Medical Oy at December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Finland. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      Accounting standards generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the financial statements.
Turku, Finland
February 1, 2006
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Oy
Authorized Public Accountants

Hormos Medical Oy
Income Statements

		Year Ended December 31,

	Notes	2004 €	2003 €

Net Sales	5	2,033,402.80	1,762,159.00

Research and development expenses		(3,656,828.62)	(8,719,355.66)

Business development expenses		(298,700.38)	(643,111.97)

Administrative expenses		(977,530.56)	(922,543.21)

Other operating income	6	360,643.56	677,095.19

Operating Loss		(2,539,013.20)	(7,845,756.65)

Financial income and expenses	11	(73,715.35)	18,183.97

Net Loss		(2,612,728.55)	(7,827,572.68)

The accompanying notes are an integral part of these financial statements.

Hormos Medical Oy
Balance Sheets

		As at December 31,

	Notes	2004 €	2003 €

ASSETS

Non-current Assets

Intangible assets	12	1,147,135.69	1,192,215.01

Tangible assets	13	58,042.45	87,754.18

Current Assets

Short-term receivables	14,15,16	260,020.16	148,506.97

Cash and cash equivalents		1,363,848.70	630,327.62

Total Assets		2,829,047.00	2,058,803.78

Shareholders’ Equity and Liabilities

Shareholders’ Equity			17

Share capital		206,031.33	206,031.33

Share premium		7,589,243.37	7,589,243.37

Retained deficit		(16,952,267.11)	(9,124,694.43)

Loss for the financial year		(2,612,728.55)	(7,827,572.68)

Capital loans	18	10,462,266.83	9,280,305.83

Shareholders’ Equity in Total		(1,307,454.13)	123,313.42

LIABILITIES

Long-term liabilities	20	566,256.00	346,110.00

Short-term liabilities	21,22,23,24,29	3,570,245.13	1,589,380.36

Total Shareholders’ Equity and Liabilities		2,829,047.00	2,058,803.78

The accompanying notes are an integral part of these financial statements.

Hormos Medical Oy
Cash Flow Statements

	Year Ended December 31,

	2004 €	2003 €

Cash flows from operating activities

Operating loss	(2,539,013.20)	(7,845,756.65)

Adjustments to operating loss	238,310.24	4,550,264.78

Change in working capital	32,161.58	(652,753.14)

Financial expenses	(89,618.81)	(6,175.82)

Financial income	15,903.46	24,359.79

Net cash flow from operating activities	(2,342,256.73)	(3,930,061.04)

Cash flows from investing activities

Purchases of tangible and intangible assets	(163,519.19)	(166,475.08)

Net cash flow from investing activities	(163,519.19)	(166,475.08)

Cash flows from financing activities

Change in loan advances	—	476,868.00

Change in capital loan advances	837,190.00	717,142.00

Proceeds from long-term liabilities (R&D loans)	220,146.00	346,110.00

Proceeds from long-term liabilities (capital loans)	1,181,961.00	1,543,098.43

Proceeds from issuance of convertible bond	1,000,000.00	—

Net cash flow from financing activities	3,239,297.00	3,083,218.43

Net change in cash and cash equivalents	733,521.08	(1,013,317.69)

Cash and cash equivalents in the beginning of the year	630,327.62	1,643,645.31

Cash and cash equivalents at the end of the financial year	1,363,848.70	630,327.62

Change in working capital:

Increase in current receivables	(111,513.19)	190,679.83

Increase in current liabilities	143,674.77	(843,432.97)

Net change in working capital	32,161.58	(652,753.14)

The accompanying notes are an integral part of these financial statements.

Hormos Medical Oy
Accounting Policies and Notes to Financial Statements

1.	Background and Description of Business
      Hormos Medical Oy is a pharmaceutical discovery and development company established in 1997 in Turku, Finland. Its core competence involves research in tissue-specific regulation mechanisms of hormones and development of patented pharmaceuticals, based on the core competence, for the international market.
      The Company has a license and research collaboration agreement with the Belgian Solvay Pharmaceuticals. The agreement will exploit Hormos Medical’s core competence in development of a new medicine for the treatment of endometriosis. Net sales for the financial year amounted to 2.03 million euros of which 1.94 million euros consist of research services delivered to Solvay Pharmaceuticals.
      During the reporting period the Company has continued its development projects that all are involved in hormone dependent treatment of diseases of the elderly. The company has research and development activities in Turku and Oulu. In the end of the financial period the number of personnel was 38, of whom in Turku 30 employees and in Oulu 8 employees.
      At the Annual General Meeting on March 15, 2004 it was noted that the equity was less than half of the share capital. The meeting decided to increase the share capital with not more than 130.719 shares by issuing a convertible bond of 1 million euros. The loan was subscribed as a whole during the financial year.
      Prior to 2003, the Hormos Medical “Group” consisted of a parent company, Hormos Medical Oyj, and its wholly owned subsidiary, Hormos Nutraceutical Oy. During December 2003, Hormos Nutraceutical Oy was dissolved and merged into Hormos Medical Oyj. As a result, the Company charged a merger loss in 2003 to research and development expenses in the amount of € 3,528,747, relating to the accumulated losses of Hormos Nutraceutical Oy. Hormos Medical Oyj changed its name to Hormos Medical Oy in 2005.

2.	Preparation of the Financial Statements
      The Company’s financial statements have been prepared in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”). The accounting methods have not changed from previous year and thus the financial statements are comparable. The Company’s financial statements are stated in Euros (“€ ”).

3.	Fixed Assets
      Assets are recorded at historical cost less accumulated depreciation. Grants received are recorded against the acquisition cost of the related acquired assets.
      Depreciation is calculated as follows:

•	Intangible assets (patents and in-licensing agreements) are amortized on a straight-line method over 10 years.

•	Office equipment and furniture are depreciated using the 25% residue value method.

•	The acquisition cost of machinery and equipment acquired for research and development purposes is expensed as incurred.

•	Computer software is depreciated on a straight-line method over 4 years.
      If the useful life for an asset is shorter than three years, the acquisition costs are expensed as incurred.

4.	Foreign Currency Translation
      Foreign currency denominated items are included only in trade payables and all such foreign currency denominated payables have been settled prior to the date of the signing of the financial statements. As a result, all foreign currency denominated items are valued by using the payment date rate.

Hormos Medical Oy

5.	Net Sales

	Year Ended December 31,

	2004 €	2003 €

Domestic research services	93,655.00	53,000.00

Exported research services	1,939,747.80	1,709,159.00

Total	2,033,402.80	1,762,159.00

6.	Other Operating Income

	Year Ended
	December 31,

	2004 €	2003 €

Tekes grants for R&D projects	291,979.62	621,752.84

Other operating income	68,663.94	55,342.35

Total	360,643.56	677,095.19

7.	Average Number of Personnel

	Year Ended
	December 31,

	2004	2003

Average number of personnel	45	48

Number of personnel at December 31	38	50

in Administration and Business development	9	10

in Research and Development	29	40

8.	Personnel Expenses

	Year Ended December 31,

	2004 €	2003 €

Salaries and compensations	1,222,268.66	1,673,810.15

Pension expenses	214,389.89	278,018.29

Other indirect personnel expenses	64,379.53	82,952.83

Total	1,501,038.08	2,034,781.27

Taxation value of fringe benefits	52,943.00	56,050.00

Total	1,553,981.08	2,090,831.27

      Personnel expenses are included in research and development expenses, business development expenses and general and administrative expenses.

9.	Executive Compensation

	Year Ended
	December 31,

	2004 €	2003 €

Salaries and other compensations for the CEO and for the members of the Board of Directors	111,942.82	126,869.17

Hormos Medical Oy

10.	Depreciation and Amortization

	Year Ended
	December 31,

	2004 €	2003 €

Machinery and Equipment	18,844.14	20,439.51

R&D machinery and equipment	31,337.48	53,738.88

Intangible assets	188,128.61	182,709.16

Total	238,310.23	256,887.55

11.	Financial Income and Expenses

	Year Ended
	December 31,

	2004 €	2003 €

Interest income	15,903.46	24,359.79

Interest expenses	(89,618.81)	(6,175.82)

Total	(73,715.35)	(18,183.97)

12.	Intangible Assets

Intangible
Assets €

Acquisition cost on January 1, 2004	1,674,565.39

Increases	132,462.85

Grants received	271.14

Acquisition cost on December 31, 2004	1,806,757.10

Accumulated depreciation on January 1, 2004	482,350.38

Depreciation for the period	177,271.03

Accumulated depreciation on December 31, 2004	659,621.41

Book value on December 31, 2004	1,147,135.69

Book value on December 31, 2003	1,192,215.01

Hormos Medical Oy

13.	Tangible Assets

			R&D
	Machinery and	Computer	Machinery and
	Equipment €	software €	Equipment €	Total €

Acquisition cost on January 1, 2004	192,891.24	88,926.21	795,253.23	1,077,070.68

Increases	—	2,000.00	31,337.48	33,337.48

Decreases	2,010.00	—	—	2,010.00

Acquisition cost on December 31, 2004	190,881.24	90,926.21	826,590.71	1,108,398.16

Accumulated depreciation on January 1, 2004	115,495.97	78,567.34	795,253.20	989,316.51

Depreciation for the period	18,844.14	10,857.58	31,337.48	61,039.20

Accumulated depreciation on December 31, 2004	134,340.11	89,424.92	826,590.68	1,050,355.71

Book value on December 31, 2004	56,541.16	1,501.29	0.00	58,042.45

Book value on December 31, 2003	77,395.30	10,358.87	0.01	87,754.18

14.	Short-term Receivables — Trade Receivables

	Year Ended
	December 31,

	2004 €	2003 €

Trade receivables	126,945.18	30,599.79

15.	Short-term Receivables — Other Receivables

	Year Ended
	December 31,

	2004 €	2003 €

VAT receivable	60,734.87	34,432.35

16.	Short-term Receivables — Prepaid Expenses and Accrued Income

	Year Ended
	December 31,

	2004 €	2003 €

Accrued income	34,919.43	68,105.10

Prepaid expenses	37,420.68	15,369.73

Total	72,340.11	83,474.83

Hormos Medical Oy

17.	Shareholders’ Equity

	Year Ended December 31,

	2004 €	2003 €

Share capital at the beginning of the financial year January 1,	206,031.33	206,031.33

Share capital at the end of the financial year December 31,	206,031.33	206,031.33

Share premium reserve, beginning of the financial year January 1,	7,589,243.37	7,589,243.37

Share premium reserve, end of the financial year December 31,	7,589,243.37	7,589,243.37

Retained deficit	(16,952,267.11)	(9,124,694.43)

Loss for the financial year	(2,612,728.55)	(7,827,572.68)

Shareholders’ equity before capital loans	(11,769,720.96)	(9,156,992.41)

Capital loans

Sitra 1391	67,275.17	67,275.17

Tekes 729/97	287,584.54	287,584.54

Tekes 557/97	105,748.83	105,748.83

Tekes 129/99	504,563.78	504,563.78

Tekes 312/99	420,469.82	420,469.82

Tekes 313/99	420,469.82	420,469.82

Tekes 670/99	354,564.54	354,564.54

Tekes 677/00	420,469.82	420,469.82

Tekes 719/00	1,345,503.41	1,345,503.41

Tekes 720/00	1,194,134.28	1,194,134.28

Tekes 970/00	840,939.63	840,939.63

Tekes 225/01	1,295,047.03	1,295,047.03

Tekes 379/01	218,644.30	218,644.30

Tekes 539/01	456,382.00	456,382.00

Tekes 701/01	336,375.85	336,375.85

Tekes 291/02	92,382.00	43,798.00

Tekes 457/02	468,000.00	468,000.00

Tekes 835/02	227,010.00	128,747.00

Tekes 359/03	637,879.00	371,588.00

Tekes 439/04	768,823.00	—

Capital loans in total	10,462,266.82	9,280,305.82

Shareholders’ equity in total	(1,307,454.14)	123,313.41

18.	Capital Loans

		Booked as
	Paid to Hormos	Capital
Lender	Medical €	Loan €	Loan Period

Sitra nro 1391	67,275.17	67,275.17	3/24/1997-8/31/2001
— Interest rate of the capital loan is 12 months’ euribor rate + 3%

Tekes, loans with capital loan term	12,016,598.82	10,462,266.82	6-8 years including 3-5 years without paybacks
      In addition Tekes, the National Technology Agency has granted to Hormos Medical capital loans worth 1,993,468.00 euros, which have not been withdrawn by the Company as at December 31, 2004.

Hormos Medical Oy

The terms for the Tekes loans

•	The interest rate is one percent below the Bank of Finland’s reference interest rate, however the minimum is three percent.

•	The interest has been accounted in total as interest of a subordinated capital loan and it has not been booked as financial expense.

•	Tekes loans are not convertible into the company’s shares.

•	The terms of the subordinated capital loans are recognized according to the chapter 5 in the Finnish Companies Act.

•	In addition the rules of Tekes are applied.
      The capital loans can be repaid to the lenders only if the terms in the Finnish Companies Act chapter 5 are fulfilled, i.e. if the company has adequate equity capital after the repayment of the loan.

19.	Accrued Interest for Capital Loans

	Year Ended December 31,

	2004 €	2003 €

Tekes	1,062,055.38	734,349.22

Sitra	33,818.21	30,245.23

Total	1,095,873.59	764,594.45

20.	Long-term Liabilities

	Year Ended December 31,

	2004 €	2003 €

Tekes loans	566,256.00	346,110.00

Total	566,256.00	346,110.00

      Long-term liabilities consist of loans granted by Tekes, the National Technology Agency. In addition, Tekes has granted to Hormos Medical R&D loans amounting to 546,436.00 euros, which had not been withdrawn by the Company as at December 31, 2004.

21.	Short-term Liabilities — Advances Received

	Year Ended December 31,

	2004 €	2003 €

Advances Received from Tekes (Capital loans and R&D loan)	2,031,200.00	1,194,010.00

22.	Short-term Liabilities — Trade Payables

	Year Ended December 31,

	2004 €	2003 €

Trade payables	243,710.71	129,101.15

Hormos Medical Oy

23.	Short-term Liabilities — Accrued Expenses

	Year Ended December 31,

	2004 €	2003 €

Salaries & wages	1,581.54	—

Accrued holiday pay	170,028.85	259,223.42

Other	87,265.52	6,272.25

Total	258,875.91	265,495.67

24.	Other Short-term Liabilities

	Year Ended
	December 31,

	2004 €	2003 €

Payroll tax	33,038.06	265.93

Social security	3,420.45	176.75

Other short-term liabilities	—	330.86

Total	36,458.51	773.54

25.	Leases

	Year Ended
	December 31,

	2004 €	2003 €

Liabilities from lease agreements	162,691.21	354,216.96

Of which due in following year	108,725.86	242,165.67
      The Company has rented from PharmaCity’s building a total of 2,966 m2 office and laboratory facilities under a 10-year lease, which ends in 2011. There is seven years left of the agreement. Of these office and laboratory facilities, the Company has sublet 1,137 m2. The rents due for the financial year 2005 of the 1,829 m2 are approximately € 390,000.

26.	Other Liabilities
      The company has not booked the social security liability arising from its share option plan.

27.	Income Taxes
      Deferred tax assets from tax loss carry forwards as at December 31, 2004 amounted to € 10,352,893.30. The company has not recorded the deferred tax asset in its financial statements.

Hormos Medical Oy

28.	Option Rights

				Decision of the		Number of
Decision of the	Total Face	Subscription	Subscription	Board of	Number of	Annulled
General Meeting	Value €	of the Share	Price €	Directors	Issues	Options

2/16/1999	1,700.00	1/1/2002-	0.9082		10,000
		6/30/2005
2/16/1999	5,100.00	1/1/2002-	0.9082	11/19/1999	20,000	10,000
		6/30/2005		1/20/2000	10,000
4/15/1999	4,836.00	1/1/2000-	38.3468	5/31/1999	28,446
		6/30/2005
3/28/2000	1,190.00	1/1/2002-	27.7006	9/12/2000	7,000
		6/30/2005
3/28/2000	3,060.00	1/1/2004-	27.7006	9/12/2000	14,200	2,700
		6/30/2005		10/25/2000	2,800
6/27/2001	425.00	1/1/2004-	58.00	9/5/2001	2,500
		6/30/2007
6/27/2001	2,125.00	1/1/2005-	58.00	9/5/2001	12,500	4,500
		6/30/2007
6/27/2001	1,700.00	1/1/2006-	58.00	9/5/2001	10,000	4,500
		6/30/2007

Total	20,136.00				117,446	21,700

      The rights to 21,700 options have been returned to the Company and expired due to the fact that the option right holders have left the company before the subscription period has started.
      The Company has deviated from the subscription right because the options have been directed to the personnel. The option rights accepted in the General Meeting on April 15, 1999 have been given to the Company’s advisers in year 1999 as incentives for the execution of the round. These options expire on June 30, 2005.
      The subscription prices have been defined on basis of the previous share issue’s share price.
      Other conditions attached to the subscription right: the company has to be listed or all shareholders have been offered otherwise a chance to discharge of 50 percent of the shares owned by them, the employee has to be employed by the company continuously until the beginning of the subscription period.
      The terms and conditions for subscribing shares based on the employee stock option plans did not fulfill and new shares cannot be subscribed based on any of Hormos Medical’s employee stock option plans.

29.	Convertible Bond

	Total
	Face	Subscription	Subscription	Number
Decision of the General Meeting	Value €	of the Share	Price €	of Shares

3/15/2004	22,222.23	10/15/2004- 3/15/2005	7.65	130,719.00
      The nominal value for the convertible debt of € 1,000,000 is included in short-term liabilities.

Hormos Medical Oy

30.	Subsequent Events

Loss for the financial year and adequacy of shareholders’ equity
      The Board proposes that the loss for the financial period amounting to 2,612,728.55 euros shall be transferred to the retained deficit account. There will be no dividends distributed.
      The Extraordinary General Meeting approved the balance sheet prepared under the Finnish Companies Act, which requires the Board of Directors to follow shareholders’ equity continuously. According to Chapter 13 of the Companies Act, if the Board of Directors, when preparing the annual accounts notices or if it otherwise has a reason to assume that the shareholders’ equity of the Company is less than half of its share capital, the Board of Directors must, as soon as possible, prepare a balance sheet to ascertain the financial situation of the company. If the shareholders’ equity of the company, according to the balance sheet, is less than half of the share capital, the Board of Directors must, without a delay, submit the balance sheet to be audited by the auditors and to convene the General Meeting of the Shareholders to decide on actions required by the ratio of shareholders’ equity and share capital.
      In the Ordinary Shareholders’ Meeting held on March 15, 2004, the balance sheet indicated that the level of shareholder’s equity was less than half of the share capital and, thus, the Board of Directors were given 12 months period to fix the ratio. Consequently, the Board of Directors convened an Extraordinary Shareholders Meeting in January 7, 2005 and presented an audited control balance sheet demonstrating that on November 30, 2004 the shareholders’ equity was more than half of the share capital.

Hormos Medical merger with QuatRx Pharmaceuticals in May 2005
      Hormos Medical announced the merger with QuatRx Pharmaceuticals, a biopharmaceutical company based in Ann Arbor, Michigan, USA on May 16, 2005.
      In late 2004 Hormos Medical initiated negotiations on project out-licensing with QuatRx Pharmaceuticals. The negotiations lead to QuatRx’s offer to acquire all of Hormos Medical Oy’s capital stock in the spring 2005. All shareholders of Hormos Medical accepted the offer and the transaction was closed on May 25, 2005.
      The transaction had a positive effect on Hormos Medical as it created access to the US capital markets and improved business development and commercialization capabilities in the US market. Supported by QuatRx Pharmaceuticals’ strong financial standing the company has a possibility to advance the expensive clinical development projects, ospemifene and fispemifene in particular. Development of the earlier stage discovery projects was also made possible through the secured financing position.

31.	Summary of Significant Differences Between Generally Accepted Accounting Principles in Finland and Generally Accepted Accounting Principles in the United States
      The Company is in the development stage. The Company’s financial statements have been prepared in accordance with Finnish GAAP. The tables that follow are a reconciliation of the significant differences relating to the profit and loss statement and total shareholders’ equity for the last two years as permitted by the U.S. Securities and Exchange Commission. Cash flow statements according to U.S. GAAP are included for the years ended December 31, 2004 and 2003.

Hormos Medical Oy

			Year Ended
			December 31,

Reconciliation of net loss	Notes		2004 €	2003 €

Net loss in accordance with Finnish GAAP			(2,612,729)	(7,827,573)

U.S. GAAP Adjustments:

Intangibles	(A	)	45,079	85,129

Depreciation expense	(B	)	(57,132)	(185,621)

Capital leases	(C	)	(8,115)	129,782

Ospemifene milestone payment	(D	)	(200,000)	—

Interest expense	(F	)	(331,279)	(285,162)

Grant income	(G	)	33,186	104,724

Hormos Nutraceutical	(H	)	—	3,528,747

Net loss in accordance with U.S. GAAP			(3,130,990)	(4,449,974)

Reconciliation of total shareholders’ equity	Notes		2004 €	2003 €

Finnish GAAP — Shareholders’ equity			(1,307,454)	123,313

U.S. GAAP Adjustments:

Intangibles	(A	)	(1,147,136)	(1,192,215)

Depreciation expense	(B	)	24,806	81,938

Capital leases	(C	)	212,547	220,663

Ospemifene milestone payment	(D	)	(200,000)	—

Long-term debt	(E	)	(10,462,267)	(9,280,306)

Interest expense	(F	)	(1,095,873)	(764,594)

Grant income	(G	)	(34,919)	(68,105)

U.S. GAAP — Shareholders’ equity			(14,010,296)	(10,879,306)

	Share Capital
						Deficit
						Accumulated
	Series A		Series B			During	Total
Statements of Shareholders’ Equity (Deficit)					Share	Development	Shareholders’
According to U.S. GAAP	Shares	Amount €	Shares	Amount €	Premium €	Stage €	Deficit €

Balance at January 1, 2003	892,464	151,719	319,485	54,312	6,437,830	(13,073,193)	(6,429,332)

Net loss	—	—	—	—	—	(4,449,974)	(4,449,974)

Balance at December 31, 2003	892,464	151,719	319,485	54,312	6,437,830	(17,523,167)	(10,879,306)

Net loss	—	—	—	—	—	(3,130,990)	(3,130,990)

Balance at December 31, 2004	892,464	151,719	319,485	54,312	6,437,830	(20,654,157)	(14,010,296)

Hormos Medical Oy
Cash Flow Statements According to U.S. GAAP

	Year Ended
	December 31,

	2004 €	2003 €

Cash Flows from Operating Activities:

Net loss	(3,130,990)	(4,449,974)

Adjustment to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	298,867	445,327

Write-off of in-process R&D	—	617,658

Loss on disposal of assets	—	9,503

Accrued interest expense on long-term debt	331,279	285,162
Increase (decrease) in cash resulting from changes in assets and liabilities, net of acquisitions —

Accounts receivable	(89,595)	12,770

Prepaid expenses and other	(55,104)	80,618

Accounts payable	114,610	(737,524)

Accrued payroll & benefits	(52,095)	(115,003)

Accrued liabilities	281,159	(6,418)

Net cash used in operating activities	(2,301,869)	(3,857,881)

Cash Flows from Investing Activities:

Purchase of property and equipment	(31,327)	(18,226)

Acquisition of Tess-Finland	—	(36,492)

Cash acquired in Tess-Finland transaction	—	48,310

Net cash used in investing activities	(31,327)	(6,408)

Cash Flows from Financing Activities:

Proceeds from capital loans	1,181,961	1,543,098

Proceeds from convertible debt	1,000,000	—

Proceeds from loan advances	837,190	1,194,010

Proceeds from industrial loans	220,146	275,300

Principle payments on capital leases	(172,580)	(297,897)

Net cash provided by financing activities	3,066,717	2,714,511

Net Increase (Decrease) in cash and Cash Equivalents	733,521	(1,149,778)

Cash — Beginning of Period	630,328	1,780,106

Cash — End of Period	1,363,849	630,328

Supplemental Disclosure of Cash Flow Activity:

Cash paid for interest	22,299	25,816

Supplemental Disclosure of Non-Cash Flow Activity:

Equipment purchased under capital lease obligations	—	251,600

Debt assumed in connection with acquisition of Tess-Finland	€714,799

Hormos Medical Oy
Notes to U.S. GAAP Adjustments

(A)	Intangible Assets
      Under Finnish GAAP, patent costs have been capitalized as a long-term asset and amortized. Under U.S. GAAP, patent costs have been expensed in the period they were incurred.

(B)	Depreciation Expense
      Under Finnish GAAP, research equipment has been fully depreciated in the year of acquisition and other furniture and office equipment has been depreciated using methods other than straight-line. Under U.S. GAAP, depreciation expense has been adjusted and recognized on the straight-line basis over the underlying asset’s depreciable lives consistent with QuatRx.

(C)	Capital Leases
      Under Finnish GAAP, classification of leases into finance or operating leases is optional. The Company has treated all leases as operating leases. Under U.S. GAAP, Statement of Financial Accounting Standards No. 13, Accounting for Leases, leases are classified as either operating or capital leases. A lease meeting certain criteria must be treated as a capital lease under U.S. GAAP. The lessee records a capital lease as an asset and an obligation at an amount equal to the lesser of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased property. Under U.S. GAAP those leasing agreements which qualify as capital leases have been adjusted in the U.S. GAAP reconciliation.

(D)	Ospemifene Milestone Payment
      Under Finnish GAAP a 200,000 Euro milestone payment due in December 2004 was expensed in March 2005, when it was invoiced to Hormos and payment was made. Under U.S. GAAP, the milestone payment has been accrued as of December 31, 2004.

(E)	Long-Term Debt
      Under Finnish GAAP, subordinated loans with Tekes and Sitra have been classified as equity. Under U.S. GAAP, the loans have been reclassified as long-term debt.

(F)	Interest Expense
      Under Finnish GAAP, interest expense on subordinated loans is not recorded until the Company has distributable retained profits and has paid the interest. To date, no interest expense has been recognized or paid on these subordinated loans. Under U.S. GAAP, interest expense on the subordinated loans has been accrued at each balance sheet date.

(G)	Grant Income
      Under Finnish GAAP, grant income has been recognized and a grant receivable recorded at the balance sheet date when a grant application is expected to be filed shortly thereafter. Under U.S. GAAP, grant income has been adjusted to recognize grant income at the time grant proceeds were received.

(H)	Hormos Nutraceutical
      Under Finnish GAAP, with the merger of Hormos Nutraceutical and Hormos Medical in 2003, a cumulative loss-to-date for Hormos Nutraceutical as of December 2002 was recorded by Hormos Medical as a current period research and development expense in 2003. Under U.S. GAAP, the December 2002 cumulative loss-to-date for Hormos Nutraceutical has been reflected as a prior period adjustment in Hormos Medical Oy’s 2003 financial statements.

Hormos Medical Oy

(I)	Net Sales
      Under U.S. GAAP, the amounts recorded as Net Sales by Hormos, have been classified as Other Income by QuatRx. The amounts represent contract research income.

(J)	Accounts Payable
      Under Finnish GAAP, accounts payable denominated in foreign currencies are valued at the exchange rate in effect at the time of payment. Under U.S. GAAP, foreign currency denominated payables are valued at the exchange rate in effect as of each balance sheet date. As the differences were determined to be insignificant, no adjustment was recorded.
Additional Disclosures under U.S. GAAP:
Comprehensive income
      Under U.S. GAAP, comprehensive income includes net income and “other” comprehensive income. “Other” comprehensive income (OCI) includes charges or credits to equity that are not the result of transactions with owners, including examples such as adjustments to minimum pension liabilities, unrealized gains and losses on available-for-sale debt or equity securities, and gains or losses on certain derivative instruments qualifying for hedge accounting. During the periods presented, the Company has not had any transactions that have resulted in OCI, and accordingly, net income of the Company represents total comprehensive income of the Company.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      On May 25, 2005, the QuatRx Pharmaceuticals Company (“QuatRx” or the “Company”) completed the acquisition of Hormos Medical Oy (“Hormos”), a Finnish development-stage pharmaceuticals company. Hormos is in the development stage and is presumed not to be a business according to the Emerging Issues Task Force (“EITF”) 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. The transaction was therefore accounted for as a purchase of assets and assumption of liabilities. In connection with the acquisition, the Company acquired all of the outstanding capital stock of Hormos in exchange for 857,145 shares of Series D and 3,408,025 shares of Series D-1 Preferred Stock and 1,730,937 shares of common stock and assumed current liabilities and notes payable totaling $20,289,423. The Company also incurred $1,000,000 in acquisition-related costs.
      Adjustments were made to record the acquired net assets of Hormos at fair value, including allocating a portion of the total purchase price to in-process research and development. Based on management’s review of the analysis of the tangible and intangible assets and liabilities of Hormos, the purchase price has been allocated as follows:

Total acquisition costs:

Issuance of Series D Preferred Stock	$1,200,003

Issuance of Series D-1 Preferred Stock	4,771,235

Issuance of common stock	2,856,047

Acquisition-related costs	1,000,000

Assumed liabilities and notes payable	20,289,423

$30,116,708

Allocated to assets and liabilities as follows:

Current assets	$1,170,596

Property and equipment acquired	776,995

In-process research and development, expensed	25,800,000

Work force	480,000

Favorable loans	2,101,923

Note receivable	1,380,219

Accrued contingent consideration	(1,593,025)

$30,116,708

      Contingent consideration associated with the acquisition includes an additional 321,415 shares and 1,277,995 shares of Series D and Series D-1 Preferred Stock, respectively, and 649,099 shares of common stock, held in escrow and payable upon the occurrence of certain future events. One-third of the contingent shares secure indemnification obligations of the Hormos selling shareholders and will be released to the Company in satisfaction of an indemnification claim or to the Hormos shareholders one year after the closing date of the acquisition. The remaining contingent shares will generally be released to Hormos selling shareholders upon the first to occur of: the closing of a qualified public offering of QuatRx’s common stock or the dosing of the first patient in a second phase III clinical trial of ospemifene. Additional purchase consideration will be recorded as the contingent consideration is released. The additional purchase consideration will be allocated to the assets acquired based upon their relative fair value and will result in additional expense for in-process research and development, and accrued the contingent consideration totaling $1,593,025 will be reclassified to equity.
      The following sets forth pro forma condensed combined financial statements (i) derived from the audited financial statements of QuatRx for the year ended December 31, 2005 and (ii) derived from the unaudited financial statements of Hormos for the period from January 1, 2005 to May 25, 2005.

      The unaudited pro forma condensed combined financial statements and notes are presented to give effect to the acquisition of Hormos by QuatRx and represent the combined company’s unaudited pro forma statements of operations for the year ended December 31, 2005. The statement of operations for the year ended December 31, 2005 was derived by combining the results for the year ended December 31, 2005 of QuatRx with the results for the period from January 1, 2005 to May 25, 2005 of Hormos.
      The following unaudited pro forma condensed combined statements of operations give effect to the acquisition transaction between QuatRx and Hormos as if it occurred on January 1, 2005, the first day of QuatRx’s fiscal year ended December 31, 2005. The unaudited pro forma condensed combined financial statements include adjustments directly attributable to the acquisition transaction. The pro forma adjustments are described in the accompanying notes. The pro forma adjustments are based upon available information and assumptions that are factually supportable including the completion of the acquisition transaction. These unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the transaction actually taken place at the date indicated and do not purport to be indicative of future operating results.
      Hormos’s historical condensed financial statements are presented in Euros and were prepared in accordance with Finnish GAAP, which differs in certain respects from U.S. GAAP. QuatRx’s condensed financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars. As described in Note 1 to these unaudited pro forma condensed combined financial statements, Hormos’s historical condensed financial statements were reconciled to U.S. GAAP and were translated from Euros to U.S. dollars. As presented in Note 1, pro forma adjustments have been made to the financial statements of Hormos to conform to QuatRx’s presentation under U.S. GAAP.
      The unaudited pro forma condensed combined financial statements and related notes should be read in conjunction with the historical consolidated financial statements and related notes and other financial information pertaining to QuatRx and Hormos, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors” which appear elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

			Pro forma		Pro forma
	QuatRx	Hormos	Adjustments		Combined

			(See Note 2)

Operating expenses:

Research and development	$15,059,699	$1,591,707	$122,287	(A)	$16,773,693

General and administrative	3,216,235	717,413	40,636	(B)	3,974,284

Purchased in-process research and development	25,800,000	—	(25,800,000	)(C)	—

Total operating expenses	44,075,934	2,309,120	(25,637,077)		20,747,977

Loss from operations	(44,075,934)	(2,309,120)	25,637,077		(20,747,977)

Other income (expense):

Contract research income	1,448,361	996,151	—		2,444,512

Other income (expense), net	2,907,271	(285,678)	(136,410	)(D)	2,485,183

Total other income	4,355,632	710,473	(136,410)		4,929,695

Net loss	(39,720,302)	(1,598,647)	25,500,667		(15,818,282)

Accretion of redeemable preferred stock	(13,210,271)	—	—		(13,210,271)

Net loss available to common stockholders	$(52,930,573)	$(1,598,647)	$25,500,667		$(29,028,553)

Net Loss Per Share, Basic and Diluted:

Loss per share available to common stockholders	$(31.71)				$(12.34)

Weighted average common shares	1,669,041		682,890	(E)	2,351,931

See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	U.S. GAAP and Reclassification Adjustments

Reconciliation for Year Ended December 31, 2005
      Hormos’s financial statements were prepared in accordance with Finnish GAAP, which differs in certain material respects from U.S. GAAP. Hormos also classified certain costs differently than QuatRx in their statement of operations. The following schedule summarizes the necessary material adjustments to conform the Hormos statement of operations for the period from January 1, 2005 to May 25, 2005 to U.S. GAAP and to reclassify certain amounts to QuatRx’s basis of presentation.

	Hormos	Hormos
	Finnish	U.S. GAAP			Hormos	Hormos
	GAAP	Adjustments	Notes		Adjusted	Adjusted

						(U.S. $)
	(Euro)	(Euro)			(Euro)	(a)

Revenue	€1,279,699	€(1,279,699)	(b	)	€—	$—

Cost of revenue	—	—			—	—

Gross profit	1,279,699	(1,279,699)			—	—

Operating expenses:

Research and development	1,236,830	(11,875)	(c	)	1,224,955	1,591,707

General and administrative	553,171	(1,060)	(d	)	552,111	717,413

Other operating income	(33,950)	33,950	(e	)	—	—

Total operating expenses	1,756,051	21,015			1,777,066	2,309,120

Loss from operations	(476,352)	(1,300,714)			(1,777,066)	(2,309,120)

Other income (expense):

Contract research income	—	766,624	(f	)	766,624	996,151

Other expense, net	(36,131)	(183,723)	(g	)	(219,854)	(285,678)

Total other income (expense)	(36,131)	582,901			546,770	710,473

Net loss available to common stockholders	€(512,483)	€(717,813)			€(1,230,296)	$(1,598,647)

(a)	U.S. Dollar Exchange Rate
	Hormos amounts have been translated into U.S. dollars at a rate of € 1.00 = US$1.2994, the average daily exchange rate for the period from January 1, 2005 to May 25, 2005

(b)	Revenue

	Reclassification of Hormos contract research income to other income (expense) to conform to QuatRx’s statement of operations classification	€(1,279,699)

(c)	Research and Development

	To expense patent costs as incurred to conform to QuatRx’s statement of operations presentation	€162,510

	U.S. GAAP adjustment for depreciation expense	20,169

	U.S. GAAP adjustment for capital leases	5,440

	U.S. GAAP adjustment to recognize license fee expense in period incurred rather than in the period the license fee was paid	(200,000)

	Reclassification of grant income from operations to other income (expense) to conform to QuatRx’s statement of operations classification	(33,068)

	U.S. GAAP adjustment for grant income	33,074

		€(11,875)

(d)	General and administrative

	U.S. GAAP adjustment for depreciation expense	€510

	U.S. GAAP adjustment for capital leases	(1,570)

		€(1,060)

(e)	Other operating income

	Reclassification of grant income from operations to other income (expense) to conform to QuatRx’s statement of operations classification	€33,950

(f)	Contract research income

	Reclassification of Hormos contract research income to other income (expense) to conform to QuatRx’s statement of operations classification	€1,279,699

	U.S. GAAP adjustment for deferred revenue	(513,075)

		€766,624

(g)	Other expense

	U.S. GAAP adjustment for capital leases	€(2,517)

	U.S. GAAP adjustment for interest expense on long-term debt	(182,088)

	Reclassification of other income from operations to other income (expense) to conform to QuatRx’s statement of operations classification	882

		€(183,723)

2.	Pro Forma Adjustments
      (A) Reflects an increase in depreciation and amortization expense from the step-up of Hormos’s tangible and intangible assets to their estimated fair values as follows:

Year Ended
December 31, 2005

Increase in depreciation expense resulting from the step-up of Hormos furniture and equipment to their estimated fair values	$85,982

Increase in amortization expense resulting from the intangible asset associated with the Hormos work force	36,305

$122,287

      (B) Reflects an increase in depreciation and amortization expense from the step-up of Hormos’s tangible and intangible assets to their estimated fair values as follows:

Year Ended
December 31, 2005

Increase in depreciation expense resulting from the step-up of Hormos furniture and equipment to their estimated fair values	$24,766

Increase in amortization expense resulting from the intangible asset associated with the Hormos work force	15,870

$40,636

      (C) Reflects the elimination of the $25,800,000 purchased in-process research and development charge directly resulting from the acquisition of Hormos.
      (D) Reflects an increase in interest expense resulting from the amortization of discount associated with the Hormos favorable loans of $136,410 for December 31, 2005.
      (E) The increase in weighted average common shares outstanding for the basic and diluted earnings per share calculations reflects the issuance of 1,730,937 shares of QuatRx common stock issued in the acquisition.

6,000,000 Shares
Common Stock

Prospectus
                    , 2006

Banc of America Securities LLC
Cowen & Company
Lazard Capital Markets
Pacific Growth Equities, LLC
         Until                     , 2006, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee, the Nasdaq National Market Listing Fee and the NASD Filing Fee.

SEC Registration Fee	$9,598

Nasdaq National Market Listing Fee	100,000

NASD Filing Fee	9,125

Printing and Engraving Fees	200,000

Legal Fees and Expenses	800,000

Accounting Fees and Expenses	350,000

NASD Legal Fees and Blue Sky Fees and Expenses	15,000

Transfer Agent and Registrar Fees	15,000

Miscellaneous	101,227

Total	$1,600,000

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.
      Our amended and restated certificate of incorporation and bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of QuatRx or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.
      Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

      Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article Eighth of our amended and restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.
      We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to completion of the offering.
      Additionally, reference is made to the Purchase Agreement filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of QuatRx, our directors and officers who sign the registration statement and persons who control QuatRx, under certain circumstances.

Item 15.	Recent Sales of Unregistered Securities.
      In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act of 1933. No underwriters were employed by us in connection with any of these transactions.
Issuances of Capital Stock
      The sale and issuance of the securities set forth below were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) of Regulation D and Regulation S promulgated thereunder.

1. On March 6, 2003, we issued and sold 1,400,000 shares of our Series B Preferred Stock at a price per share of $1.50 for an aggregate purchase price of $2,100,000.

2. Between May 20, 2003 and October 5, 2004, we issued and sold 25,596,491 shares of our Series C Preferred Stock at a purchase price per share of $1.14 for an aggregate purchase price of $29,179,999.74.

3. Between November 22, 2004 and October 31, 2005, we issued and sold 24,785,713.43 shares of our Series D Preferred Stock at a purchase price per share of $1.40 for an aggregate purchase price of $34,699,998.80.

4. On May 25, 2005, we issued 1,071,422 shares of our Series D Preferred Stock, 4,260,022 shares of our Series D-1 Preferred Stock and 2,163,670 shares of our common stock to the shareholders of Hormos Medical Oy in exchange for shares and promissory notes of Hormos representing 100% of all the outstanding capital stock of Hormos and all securities or other instruments convertible into or exercisable for capital stock of Hormos.

Certain Grants and Exercises of Stock Options
      The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

      Pursuant to our stock plans, we have issued options to purchase an aggregate of 1,210,180 shares of common stock. Of these options:

•	options to purchase 15,455 shares of common stock have been canceled or lapsed without being exercised;

•	options to purchase 180,785 shares of common stock have been exercised; and

•	options to purchase a total of 1,013,940 shares of common stock are currently outstanding, at a weighted average exercise price of $1.71 per share.

Item 16.	Exhibits and Financial Statement Schedules.
      (a)     Exhibits

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
2	.1**	Exchange Agreement, dated May 20, 2005, by and among QuatRx Pharmaceuticals Company, Hormos Medical Oy and the shareholders of Hormos signatories thereto
2	.2**	Escrow Agreement, dated May 25, 2005, by and among QuatRx Pharmaceuticals Company, Hormos Medical Oy, U.S. Bank National Association and the shareholders of Hormos signatories thereto
3	.1**	Eighth Amended and Restated Certificate of Incorporation, as currently in effect
3	.2**	Certificate of Amendment to Certificate of Incorporation, as currently in effect
3	.3**	Second Certificate of Amendment of Certificate of Incorporation, as currently in effect
3	.4**	Bylaws, as currently in effect
3.5		Form of Amended and Restated Certificate of Incorporation (to be filed in connection with the closing of this offering and effective upon the closing of this offering)
3	.6**	Form of Amended and Restated Bylaws (to be effective upon the closing of this offering)
4	.1**	Fourth Amended and Restated Investor Rights Agreement, entered into as of November 22, 2004, by and among QuatRx Pharmaceuticals Company. and certain investors named therein
4	.2**	Amendment to Fourth Amended and Restated Investor Rights Agreement, entered into as of May 25, 2005, by and among QuatRx Pharmaceuticals Company and certain investors named therein
4.3		Specimen Common Stock Certificate
4	.4**	Warrant to Purchase Shares of the Series D Preferred Stock of QuatRx Pharmaceuticals Company, dated as of January 26, 2006, granted to Hercules Technology Growth Capital, Inc.
5	.1**	Form of opinion of Heller Ehrman LLP
10	.1**	Amended and Restated 2005 Stock Incentive Plan
10	.2**	Form of Stock Option Agreement for Employee under Amended and Restated 2005 Stock Incentive Plan
10	.3**	2000 Equity Incentive Plan
10	.4**	Form of Stock Option Agreement for Employee under 2000 Equity Incentive Plan
10	.5**	Office Lease between Transwestern Great Lakes, L.P. and QuatRx Pharmaceuticals Company, dated November 11, 2004
10	.6**	First Amendment to Lease, dated June 30, 2005, by and between Transwestern Great Lakes REIT, L.P. and QuatRx Pharmaceuticals Company
10	.7†**	Exclusive License Agreement, dated November 7, 2001, by and between Deltanoid Pharmaceuticals, Inc. and QuatRx Pharmaceuticals Company
10	.8†**	Amendment, dated November 8, 2004, to the Exclusive License Agreement between Deltanoid Pharmaceuticals, Inc. and QuatRx Pharmaceuticals Company dated November 7, 2001

Exhibit No.		Description

10.9		Agreement, dated November 9, 2001, by and between Wisconsin Alumni Research Foundation and QuatRx Pharmaceuticals Company
10	.10†**	Exclusive License Agreement dated February 14, 2005, by and between EndoChem, Inc. and QuatRx Pharmaceuticals Company
10	.11†**	Letter, dated February 14, 2005, from The Regents of the University of California to QuatRx Pharmaceuticals Company
10	.12†**	Exclusive License Agreement, dated May 19, 2003, by and between ILEX Products, Inc. and QuatRx Pharmaceuticals Company
10	.13**	Amendment No. 1, dated September 30, 2004, to Exclusive License Agreement, dated May 19, 2003, by and between ILEX Products, Inc. and QuatRx Pharmaceuticals Company
10	.14†**	Patent License Agreement, dated March 25, 2004, by and between Hormos Medical Oy and Orion Corporation
10	.15†**	Patent License Agreement, dated October 10, 2005, by and between Hormos Medical Oy and Orion Corporation
10	.16†**	Restated Transfer Agreement, dated May 26, 2005, by and between Hormos Medical Oy and Tess Diagnostics and Pharmaceuticals Inc.
10	.17†**	Patent Assignment Agreement, dated June 4, 2004, by and between Hormos Medical Oy and the University of Turku
10	.18†**	Agreement on Manufacturing, Sales and Distribution License for HMRlignan, dated April 8, 2005, by and between Linnea S.A. and Hormos Medical Oy
10	.19**	Employment Agreement dated September 29, 2003 between QuatRx Pharmaceuticals Company and Gary Onn
10	.20†**	Loan and Security Agreement, dated January 26, 2006, between QuatRx Pharmaceuticals Company and Hercules Technology Growth Capital, Inc.
10	.21†	Loan Agreements between The Finnish Funding Agency for Technology and Innovation and Hormos Medical Oy
10	.22**	Lease Agreement, dated November 29, 2001, between BioTie Therapies Oyj and Hormos Medical Oy (unofficial translation)
10	.23**	Lease Agreement, dated November 15, 2001, between Turun Biolaakso Oy; and Hormos Medical Oy (unofficial translation)
10	.24†	Agreement on Development of the Synthesis of FC-1271a and Manufacturing Option, dated May 1, 1999, by and between Hormos Medical Oy, Tess Diagnostics and Pharmaceuticals, Inc. and Orion Corporation Fermion
10.25		2006 Employee Stock Purchase Plan
21	.1**	List of subsidiaries
23.1		Consent of PricewaterhouseCoopers LLP
23.2		Consent of PricewaterhouseCoopers Oy
23	.3**	Consent of Heller Ehrman LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.

**	Previously filed.

†	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions of this exhibit under Rule 406 of the Securities Act of 1933. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
     (b)     Financial Statement Schedules.

Financial Statement schedules are omitted because the information is included in our financial statements or notes to those financial statements.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on April 3, 2006.

QUATRX PHARMACEUTICALS COMPANY

By:	/s/ Robert L. Zerbe, M.D.

Robert L. Zerbe, M.D.
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert L. Zerbe, M.D. Robert L. Zerbe, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	April 3, 2006

/s/ Gary Onn Gary Onn	Chief Financial Officer (Principal Financial and Accounting Officer)	April 3, 2006

* Caley Castelein, M.D.	Director	April 3, 2006

* Chris Ehrlich	Director	April 3, 2006

* Richard P. Fox	Director	April 3, 2006

* William Greene, M.D.	Director	April 3, 2006

* Patrick Heron	Director	April 3, 2006

* Christopher Moller, Ph.D.	Director	April 3, 2006

* Nicholas Simon III	Director	April 3, 2006

* August Watanabe, M.D.	Director	April 3, 2006

Signature		Title	Date

* Anders Wiklund		Director	April 3, 2006

*By	/s/ Gary Onn Attorney in Fact

Exhibit Index

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
2	.1**	Exchange Agreement, dated May 20, 2005, by and among QuatRx Pharmaceuticals Company, Hormos Medical Oy and the shareholders of Hormos signatories thereto
2	.2**	Escrow Agreement, dated May 25, 2005, by and among QuatRx Pharmaceuticals Company, Hormos Medical Oy, U.S. Bank National Association and the shareholders of Hormos signatories thereto
3	.1**	Eighth Amended and Restated Certificate of Incorporation, as currently in effect
3	.2**	Certificate of Amendment to Certificate of Incorporation, as currently in effect
3	.3**	Second Certificate of Amendment of Certificate of Incorporation, as currently in effect
3	.4**	Bylaws, as currently in effect
3.5		Form of Amended and Restated Certificate of Incorporation (to be filed in connection with the closing of this offering and effective upon the closing of this offering)
3	.6**	Form of Amended and Restated Bylaws (to be effective upon the closing of this offering)
4	.1**	Fourth Amended and Restated Investor Rights Agreement, entered into as of November 22, 2004, by and among QuatRx Pharmaceuticals Company. and certain investors named therein
4	.2**	Amendment to Fourth Amended and Restated Investor Rights Agreement, entered into as of May 25, 2005, by and among QuatRx Pharmaceuticals Company and certain investors named therein
4.3		Specimen Common Stock Certificate
4	.4**	Warrant to Purchase Shares of the Series D Preferred Stock of QuatRx Pharmaceuticals Company, dated as of January 26, 2006, granted to Hercules Technology Growth Capital, Inc.
5	.1**	Form of opinion of Heller Ehrman LLP
10	.1**	Amended and Restated 2005 Stock Incentive Plan
10	.2**	Form of Stock Option Agreement for Employee under Amended and Restated 2005 Stock Incentive Plan
10	.3**	2000 Equity Incentive Plan
10	.4**	Form of Stock Option Agreement for Employee under 2000 Equity Incentive Plan
10	.5**	Office Lease between Transwestern Great Lakes, L.P. and QuatRx Pharmaceuticals Company, dated November 11, 2004
10	.6**	First Amendment to Lease, dated June 30, 2005, by and between Transwestern Great Lakes REIT, L.P. and QuatRx Pharmaceuticals Company
10	.7†**	Exclusive License Agreement, dated November 7, 2001, by and between Deltanoid Pharmaceuticals, Inc. and QuatRx Pharmaceuticals Company
10	.8†**	Amendment, dated November 8, 2004, to the Exclusive License Agreement between Deltanoid Pharmaceuticals, Inc. and QuatRx Pharmaceuticals Company dated November 7, 2001
10.9		Agreement, dated November 9, 2001, by and between Wisconsin Alumni Research Foundation and QuatRx Pharmaceuticals Company
10	.10†**	Exclusive License Agreement dated February 14, 2005, by and between EndoChem, Inc. and QuatRx Pharmaceuticals Company
10	.11†**	Letter, dated February 14, 2005, from The Regents of the University of California to QuatRx Pharmaceuticals Company
10	.12†**	Exclusive License Agreement, dated May 19, 2003, by and between ILEX Products, Inc. and QuatRx Pharmaceuticals Company
10	.13**	Amendment No. 1, dated September 30, 2004, to Exclusive License Agreement, dated May 19, 2003, by and between ILEX Products, Inc. and QuatRx Pharmaceuticals Company
10	.14†**	Patent License Agreement, dated March 25, 2004, by and between Hormos Medical Oy and Orion Corporation
10	.15†**	Patent License Agreement, dated October 10, 2005, by and between Hormos Medical Oy and Orion Corporation
10	.16†**	Restated Transfer Agreement, dated May 26, 2005, by and between Hormos Medical Oy and Tess Diagnostics and Pharmaceuticals Inc.

Exhibit No.		Description

10	.17†**	Patent Assignment Agreement, dated June 4, 2004, by and between Hormos Medical Oy and the University of Turku
10	.18†**	Agreement on Manufacturing, Sales and Distribution License for HMRlignan, dated April 8, 2005, by and between Linnea S.A. and Hormos Medical Oy
10	.19**	Employment Agreement dated September 29, 2003 between QuatRx Pharmaceuticals Company and Gary Onn
10	.20†**	Loan and Security Agreement, dated January 26, 2006, between QuatRx Pharmaceuticals Company and Hercules Technology Growth Capital, Inc.
10	.21†	Loan Agreements between the Finnish Funding Agency for Technology and Innovation and Hormos Medical Oy
10	.22**	Lease Agreement, dated November 29, 2001, between BioTie Therapies Oyj and Hormos Medical Oy (unofficial translation)
10	.23**	Lease Agreement, dated November 15, 2001, between Turun Biolaakso Oyj and Hormos Medical Oy (unofficial translation)
10	.24†	Agreement on Development of the Synthesis of FC-1271a and Manufacturing Option, dated May 1, 1999, by and between Hormos Medical Oy, Tess Diagnostics and Pharmaceuticals, Inc. and Orion Corporation Fermion
10.25		2006 Employee Stock Purchase Plan
21	.1**	List of subsidiaries
23.1		Consent of PricewaterhouseCoopers LLP
23.2		Consent of PricewaterhouseCoopers Oy
23	.3**	Consent of Heller Ehrman LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.

**	Indicates a management contract or compensatory plan.

†	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions of this exhibit under Rule 406 of the Securities Act of 1933. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.